As filed with the Securities and Exchange Commission on September 17, 2002
Registration No. 333-97915

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PRE-EFFECTIVE
AMENDMENT NO. 1
TO THE
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Texas Capital Bancshares, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	6022	75-2671109
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
2100 McKinney Avenue, Suite 900
Dallas, Texas 75201
(214) 932-6600
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Joseph M. Grant, Chief Executive Officer
2100 McKinney Avenue, Suite 900
Dallas, Texas 75201
(214) 932-6600
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Joseph G. Passaic, Jr. Patton Boggs LLP 2550 M Street, NW Washington, DC 20037 Tel. (202) 457-6104	Fred S. Stovall Patton Boggs LLP 2001 Ross Avenue, Suite 3000 Dallas, Texas 75201 Tel. (214) 758-1500	Lee Meyerson Simpson Thacher & Bartlett 425 Lexington Avenue New York, New York 10017 Tel. (212) 455-2000

Approximate date of commencement of proposed sale to the public:    As soon as practicable on or after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

Calculation of Registration Fee

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock, par value $0.01 per share	6,900,000	$12.00	$82,800,000	$7,618

(1)	Includes shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.
(3)	A registration fee of $6,900 was paid upon the initial filing of the Form S-3 on August 9, 2002.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.   This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 17, 2002

PROSPECTUS

6,000,000 Shares

Common Stock

This is our initial public offering of our common stock. We are offering 3,000,000 shares of our common stock and the selling stockholders named in this prospectus are offering 3,000,000 shares of our common stock. No public market for our common stock currently exists. We will not receive any proceeds from the sale of our shares by the selling stockholders.

We have applied to list our common stock on the Nasdaq National Market under the symbol “TCBI.” We anticipate that the initial public offering price will be between $10.00 and $12.00 per share.

Investing in our common stock involves risks.
See “Risk Factors” beginning on page 8.

	Per Share	Total
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to Texas Capital Bancshares
Proceeds, before expenses, to the selling stockholders

Certain of the selling stockholders have granted the underwriters a 30-day option to purchase up to 900,000 additional shares from them to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares to purchasers on or about             , 2002.

LEHMAN BROTHERS

U.S. BANCORP PIPER JAFFRAY

SUNTRUST ROBINSON HUMPHREY

             , 2002

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this document or any other document to which we refer you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document is current only as of its date, regardless of the time of delivery of this prospectus or of any sales of shares of common stock.

Unless otherwise indicated, the information in this prospectus:

•	assumes an initial public offering price of $11.00 per share (the midpoint of the range set forth on the cover page of this prospectus);

•
reflects a one-for-one stock dividend on shares of our common stock which was declared on July 30, 2002 and was payable on September 16, 2002, pursuant to which each stockholder received one additional share of common stock for each share of common stock owned as of July 30, 2002. Purchasers of shares in the offering will not be entitled to receive the stock dividend; and

•
reflects the conversion of the 1,057,142 shares of preferred stock outstanding as of August 31, 2002 into 2,114,284 shares of common stock, which we expect will automatically occur upon the consummation of the offering.

PROSPECTUS SUMMARY

This summary highlights selected information about us and the offering that is contained elsewhere in this prospectus. You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus, as well as the other documents to which we refer you. Except as otherwise indicated by the context, references in this prospectus to “we,” “our,” the “issuer” or “TCBI” are to the combined business of Texas Capital Bancshares, Inc. and its wholly-owned subsidiary, Texas Capital Bank, N.A.

THE COMPANY

Through our bank, Texas Capital Bank, we provide a wide range of banking services, primarily to the middle market business and high net worth individual segments of the Texas economy. Since we commenced operations in December 1998, our bank has demonstrated substantial growth in assets, deposits and profitability. As of June 30, 2002, we had approximately $1.3 billion in assets, $945 million in total loans, $980 million in deposits and $118 million in stockholders’ equity. We currently operate eight banking centers in our core markets: the greater Dallas/Fort Worth, Austin and San Antonio metropolitan areas. In addition, we also operate BankDirect, an Internet banking division of our bank, to attract consumer deposits for funding purposes and to provide our BankDirect customers with access to banking services on a 24 hours-a-day/7 days-a-week basis.

Background

In March 1998, our founders organized TCBI to serve as a new holding company for an independent bank oriented to the needs of the Texas marketplace. Our founders have extensive Texas banking experience and strong community and business relationships in our core markets. Based on their assessment of the Texas banking environment, our founders determined that middle market businesses (which we generally define as businesses with annual revenues between $5 million and $250 million) and high net worth individuals (which we generally define as individuals with net worth in excess of $1 million) were not being well-served by the banks that emerged from the Texas banking crisis of the late 1980s. They concluded that there was an opportunity to re-establish an independent, Texas-headquartered, -managed and -focused bank with sufficient capital and other resources and expertise to serve these clients.

We commenced banking operations under the Texas Capital Bank name in December 1998. Our predecessor bank, Resource Bank, had commenced limited operations in October 1997. At the time of our acquisition of Resource Bank, we raised approximately $80 million in initial equity capital in a private offering, which we believe is the largest amount of start-up capital ever raised by a national bank. We believed this capital was necessary to service our target markets, particularly by allowing us to originate and retain loans of a size and type that would appeal to our targeted market segment. We also began recruiting a team of senior executives with extensive experience in the Texas banking industry and expanding our operations in our targeted core markets. We also focused on developing a broader range of funding sources, including raising deposits through BankDirect and attracting cost-effective, stable deposits from our commercial banking customers.

We have grown substantially in both asset size and profitability since our formation. Our assets increased at annual rates of 357%, 122% and 28% in 1999, 2000 and 2001, respectively. Our total loans increased at annual rates of 1,952%, 176% and 44% in 1999, 2000 and 2001, respectively. Over the same period, our operating results have improved from a net loss of $9.3 million and $16.5 million in 1999 and 2000, respectively, reflecting in large part our start-up and expansion costs, to profits of $5.8 million in 2001 and $3.4 million, net of $1.1 million in income tax expense, for the first six months of 2002. The growth in our profitability is based largely on our success in developing a portfolio with an increasing amount of higher yielding commercial loans to local businesses and individuals, while managing our funding costs and non-interest expenses.

The Texas Market

We believe that a key factor in our ability to achieve our business strategy and financial goals and to create stockholder value is the attractiveness of the Texas market. We believe the Texas market has favorable demographic and economic characteristics. In addition, we believe that the changes in the Texas banking market since the late 1980s have created an underserved market of Texas-based middle market businesses and high net worth individuals that we can successfully target.

Texas is the second most populous state in the country with an estimated population in 2001 of approximately 21.1 million. In terms of population, Texas is expected to be among the ten fastest growing states in the U.S. over the period from 2001 to 2006, and the third fastest growing state of the ten most populous states over that period. In addition, average 2001 per capita income of $26,430 in our target markets (the five largest metropolitan markets in the state of Texas) was above the U.S. average and is expected to grow faster than any of the ten largest metropolitan statistical areas in the U.S. for the period 2001 to 2006. The Texas banking markets have grown over the past five years, with statewide deposits increasing from $184.2 billion in 1996 to $243.4 billion in 2001, representing a compounded annual growth rate of 5.74%, compared to 5.38% nationally. The Texas economy has become substantially less dependent upon energy-related businesses than it was prior to the energy industry crisis of the late 1980s and includes a greater diversification among industries such as services, technology and manufacturing. Accordingly, we expect that the local Texas markets will grow faster than most in the U.S. with less volatility than experienced in the past, providing opportunities for above-average growth and potential profitability for us. Although current estimates of future economic and demographic data may indicate a favorable trend, there is no assurance that the actual results will follow these trends, especially as the Texas market may be subject to unexpected economic downturns.

The Texas banking market is currently characterized by the dominance of large out-of-state banking organizations that entered the state following the economic crisis that affected Texas during the 1980s. Today, Texas’ four largest banking organizations by deposits are headquartered outside of Texas and approximately 54% of the total deposits in the state are controlled by out-of-state organizations. We believe that many middle market companies and high net worth individuals are interested in banking with a company headquartered in, and with decision-making authority based in, Texas and with established Texas bankers who have the expertise to act as trusted advisors. These customers are attractive to us because we believe that, if we serve them properly, we will be able to establish long-term relationships and provide multiple products to them, enhancing our overall profitability. Our banking centers have been built around experienced bankers with lending expertise in the specific industries found in their market areas, allowing for responsive, personalized service.

Our Management

We have assembled an executive management team with extensive experience in the Texas banking industry.

•
Joseph M. (“Jody”) Grant (63) — Mr. Grant has been our Chairman of the Board and Chief Executive Officer since we commenced operations in 1998. In addition, he currently serves as the Chairman of the Board of our bank. Prior to co-founding our company, Mr. Grant served as Executive Vice President, Chief Financial Officer and a member of the board of directors of Electronic Data Systems Corporation from 1990 to March 1998. From 1986 to 1989, Mr. Grant had served as the Chairman and Chief Executive Officer of Texas American Bancshares, Inc.

•
Raleigh Hortenstine III (56) — Mr. Hortenstine has served as our President since we commenced operations in 1998. Prior to co-founding our company, Mr. Hortenstine served in numerous positions at NationsBank from 1988 to 1998, including serving as Chairman, and previously Executive Vice President, of NationsBanc Capital Markets, Inc. Prior to his tenure at NationsBank, Mr. Hortenstine served as an Executive Vice President for NCNB (the predecessor of NationsBank) following NCNB’s acquisition of First Republic Bank. Prior to the acquisition, Mr. Hortenstine had been Executive Vice President of First Republic Bank and its predecessors.

•
George F. Jones, Jr. (58) — Mr. Jones has served as the Chief Executive Officer and President of our bank since its inception in December 1998. Mr. Jones was also a founder of Resource Bank, our predecessor bank. From 1993 until 1995, Mr. Jones served as an Executive Vice President of Comerica Bank, which acquired NorthPark National Bank in 1993. From 1986 until Comerica’s acquisition of NorthPark in 1993, Mr. Jones served as either NorthPark’s President or President and Chief Executive Officer.

•
C. Keith Cargill (49) — Mr. Cargill has served as an Executive Vice President and the Chief Lending Officer of our bank since its inception in December 1998. Mr. Cargill has more than 20 years of banking experience. He began his banking career at Texas American Bank in 1977, where he was the manager of the national corporate lending division of the flagship bank in Fort Worth. In 1985, Mr. Cargill became President and Chief Executive Officer of Texas American Bank/Riverside, Ft. Worth. In 1989, Mr. Cargill joined NorthPark National Bank as an Executive Vice President and Chief Lending Officer. When NorthPark was acquired by Comerica Bank in 1993, Mr. Cargill joined Comerica as Senior Vice President and middle market banking manager.

In addition to these four executive officers, we have attracted a number of other experienced Texas bankers to help build and grow our company. It is an integral component of our ongoing strategy to attract high quality, experienced bankers with long track records of serving middle market and private banking clientele in our targeted banking markets in Texas.

Strategy

Our main objective is to take advantage of expansion opportunities while operating efficiently, providing individualized customer service and maximizing profitability. To achieve this, we seek to implement the following strategies:

•	Target the attractive middle market business and high net worth individual market segments;

•	Focus our business development efforts on the key major metropolitan markets in Texas;

•	Grow our loan and deposit base in our existing markets by hiring additional experienced Texas bankers and opening select, strategically-located banking centers;

•	Improve our financial performance through the efficient management of our infrastructure and capital base;

•	Continue to use BankDirect as a way to diversify our funding sources by attracting retail deposits on a nationwide basis; and

•	Expand our geographic reach and business mix by hiring qualified local bankers, establishing select banking locations and completing selective acquisitions in new markets.

THE OFFERING

Common stock offered by us	3,000,000 shares
Common stock offered by the selling stockholders	3,000,000 shares
Total shares of common stock offered	6,000,000 shares
Common stock outstanding after the offering	24,268,524 shares
Use of proceeds received by us
General corporate purposes, including to finance the growth of our business. A portion of the proceeds may be used for acquisitions or for the opening of select banking locations, although currently we have no understandings, agreements or definitive plans with respect to any acquisitions or openings of banking locations.

We will not receive any proceeds from the shares sold by our selling stockholders.

Proposed Nasdaq National Market trading symbol	TCBI

Unless otherwise indicated, the share information in the table above and in this prospectus excludes up to 900,000 shares that may be purchased by the underwriters from certain of the selling stockholders to cover over-allotments.

The outstanding share information is based upon 21,268,524 shares of our common stock that were outstanding as of August 31, 2002, as adjusted for (i) the one-for-one stock dividend which was declared on July 30, 2002 and payable on September 16, 2002; and (ii) the conversion of the 1,057,142 shares of preferred stock outstanding as of August 31, 2002 into 2,114,284 shares of common stock, which we expect will automatically occur upon the consummation of the offering. Unless otherwise indicated, information contained in this prospectus regarding the number of outstanding shares of common stock does not include or reflect the following:

•	1,961,228 shares of common stock issuable upon the exercise of outstanding stock options as of August 31, 2002; and

•	an aggregate of 799,968 shares of common stock reserved for future issuance as of August 31, 2002 under our 1999 Omnibus Stock Plan and 2000 Employee Stock Purchase Plan.

OUR CORPORATE INFORMATION

We are incorporated under the laws of Delaware. Our corporate headquarters is located at 2100 McKinney Avenue, Suite 900, Dallas, Texas 75201. Our telephone number is (214) 932-6600. Our web site addresses are www.texascapitalbank.com and www.bankdirect.com. The information on our web sites does not constitute part of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following table provides our summary consolidated financial data for the periods ended and as of the dates indicated. You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	At or For Six Months Ended June 30,		At or For Year Ended December 31,
	2002	2001	2001	2000	1999
	(In thousands, except per share, average share and percentage data)
Consolidated Statement of Operations Data (1):		(Unaudited)
Interest income	$32,013	$35,689	$70,594	$55,769	$14,414
Interest expense	12,405	19,659	35,539	32,930	6,166
Net interest income	19,608	16,030	35,055	22,839	8,248
Provision for loan losses	1,979	2,122	5,762	6,135	2,687
Net interest income after provision for loan losses	17,629	13,908	29,293	16,704	5,561
Non-interest income	3,656	2,715	5,983	1,957	358
Non-interest expense	16,780	14,920	29,432	35,158	15,217
Income (loss) before taxes	4,505	1,703	5,844	(16,497)	(9,298)
Income tax expense	1,128	—	—	—	—
Net income (loss)	3,377	1,703	5,844	(16,497)	(9,298)

Other Financial Data (4):
Income (loss) per share:
Basic	$0.15	$0.09	$0.31	$(0.95)	$(0.61)
Diluted	0.15	0.09	0.30	(0.95)	(0.61)
Tangible book value per share (5)	5.48	4.61	5.08	4.46	4.67
Book value per share (5)	5.55	4.69	5.15	4.54	4.79
Weighted average shares:
Basic	19,135,782	18,909,656	18,957,652	17,436,628	15,132,496
Diluted	19,338,906	19,081,854	19,177,204	17,436,628	15,132,496

Consolidated Balance Sheet Data (1):
Total assets	$1,260,774	$1,016,701	$1,164,779	$908,428	$408,579
Loans	944,731	816,390	903,979	629,109	227,600
Securities available for sale	270,085	167,054	206,365	184,952	164,409
Securities held to maturity	—	—	—	28,366	—
Deposits	980,297	822,090	886,077	794,857	287,068
Federal funds purchased	52,087	56,995	76,699	11,525	—
Other borrowings	102,442	39,151	86,899	7,061	46,267
Stockholders’ equity	118,043	89,403	106,359	86,197	72,912

Selected financial ratios:

Performance ratios (2):
Return on average assets	0.56%	0.37%	0.58%	(2.42%)	(4.45%)
Return on average equity	6.02%	3.91%	6.44%	(20.02%)	(12.13%)
Net interest margin	3.47%	3.61%	3.62%	3.51%	4.12%
Efficiency ratio (3)	72.13%	79.59%	71.72%	141.79%	176.82%
Non-interest expense to average assets	2.79%	3.20%	2.90%	5.15%	7.28%

Asset quality ratios (2):
Net charge-offs to average loans	0.56%	0.10%	0.26%	—	0.01%
Allowance for loan losses to total loans	1.28%	1.31%	1.39%	1.42%	1.22%
Allowance for loan losses to non-performing loans	178.88%	105.89%	110.23%	—	—
Non-performing and renegotiated assets to total loans and other real estate owned	0.72%	1.24%	1.26%	—	—

Capital and liquidity ratios:
Total capital ratio	11.99%	10.28%	11.73%	10.98%	23.84%
Tier 1 capital ratio	10.83%	9.16%	10.48%	9.94%	22.98%
Tier 1 leverage ratio	9.27%	8.98%	9.46%	9.62%	21.32%
Average equity/average assets	9.34%	9.36%	8.93%	12.07%	36.67%
Tangible equity/assets	9.24%	8.60%	9.00%	9.31%	17.42%
Average loans/average deposits	96.08%	89.91%	95.54%	72.92%	81.12%

(1)
The consolidated statement of operations data and consolidated balance sheet data presented above for the six month period ended June 30, 2002 and for the three most recent fiscal years ended December 31 have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The historical results are not necessarily indicative of the results to be expected in any future period. The operating results for the six month period ended June 30, 2002 are not necessarily indicative of the results to be achieved for the full year. Interim results reflect all adjustments necessary for a fair statement of the results of operations and balances for the interim periods presented. Such adjustments are of a normal recurring nature.

(2)	Interim period ratios are annualized.
(3)	Represents non-interest expense divided by the sum of net interest income and non-interest income for the periods shown.
(4)
Amounts have been adjusted to reflect a one-for-one stock dividend which was declared on July 30, 2002 and which was payable on September 16, 2002, pursuant to which each stockholder received one additional share of common stock for each share of common stock owned as of July 30, 2002.

(5)
Amounts for December 31, 2001 are adjusted to reflect the conversion of 753,301 shares of preferred stock outstanding on such date into 1,506,602 shares of common stock, assuming automatic conversion of the preferred stock. Amounts for June 30, 2002 are adjusted to reflect the conversion of 1,057,142 shares of preferred stock outstanding on such date into 2,114,284 shares of common stock, assuming automatic conversion of the preferred stock.

RISK FACTORS

Before you invest in our common stock, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our financial statements and related notes, before you decide to purchase shares of our common stock. The following risks and uncertainties are not the only ones we face. There may be additional risks that we do not currently know of or that we currently deem immaterial based on the information available to us. If any of these risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline, perhaps significantly and you could lose part or all of your investment.

Risks related to our business

Our business strategy includes significant growth plans, and if we fail to manage our growth effectively as we pursue our expansion strategy, it could negatively affect our operations

We intend to develop our business by pursuing a significant growth strategy. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. In order to execute our growth strategy successfully, we must, among other things:

•	identify and expand into suitable markets;

•	build our customer base;

•	maintain credit quality;

•	attract sufficient deposits to fund our anticipated loan growth;

•	attract and retain qualified bank management in each of our targeted markets;

•	identify and pursue suitable opportunities for opening new banking locations; and

•	maintain adequate regulatory capital.

Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy.

We have a history of net operating losses

Although we have generated operating profits for each fiscal quarter since March 2001, we incurred significant losses during our initial years of operations and cannot guarantee that we will be able to sustain profitability. Our losses were attributable in large part to expenses incurred in forming our business, establishing our operations and growing our business, which were funded with equity capital. We cannot assure you that our revenues will continue to be sufficient to cover our expenses or that capital will be available to us on satisfactory terms, or at all, to fund any shortfall between these costs and revenues. Consequently, if we are unable to generate profits on a consistent basis, our ability to compete effectively could be adversely affected.

We have a limited operating history and as a result our financial performance to date may not be a reliable indicator of whether our business strategy will be successful

We did not commence significant operations with our current management and begin implementing our current strategy until December 1998, and our operations prior to that date were very limited. We have a very limited historical basis upon which to rely for gauging our business performance under normalized operations. Our prospects are subject to the risks and uncertainties frequently encountered by companies in their early stages of development, including the risk that we will not be able to implement our business plan or that our business plan will prove to be unprofitable. Accordingly, our financial performance to date may not be representative of our long-term future performance or indicative of whether our business strategy will be successful.

We may not be able to find suitable acquisition candidates

We intend to make acquisitions that will complement or expand our business. However, we believe that there are a limited number of banks that will meet our acquisition criteria and, consequently, we cannot assure you that we will be able to identify suitable candidates for acquisitions. In addition, even if suitable candidates are identified, we expect to compete with other potential bidders for such businesses, many of which may have greater financial resources than we have. Our failure to find suitable acquisition candidates, or successfully bid against other competitors for acquisitions, could adversely affect our ability to successfully implement our business strategy.

We may be unable to manage our growth due to acquisitions, which could have an adverse effect on our financial condition or results of operations

We believe that a portion of our growth will come from acquisitions of banks and other financial institutions. Such acquisitions involve risks of changes in results of operations or cash flows, unforeseen liabilities relating to the acquired institution or arising out of the acquisition, asset quality problems of the acquired entity and other conditions not within our control, such as adverse personnel relations, loss of customers because of change of identity, deterioration in local economic conditions and other risks affecting the acquired institution. In addition, the process of integrating acquired entities will divert significant management time and resources. We cannot assure you that we will be able to integrate successfully or operate profitably any financial institutions we may acquire. We may experience disruption and incur unexpected expenses in integrating acquisitions. There can be no assurance that any such acquisitions will enhance our business, results of operations, cash flows or financial condition, and such acquisitions may have an adverse effect on our results of operations, particularly during periods in which the acquisitions are being integrated into our operations.

We are dependent upon key personnel

Our success depends to a significant extent upon the performance of certain key employees, the loss of whom could have an adverse effect on our business. Our key employees include Joseph M. Grant, our Chairman of the Board of Directors and Chief Executive Officer, Raleigh Hortenstine III, our President, George F. Jones, Jr., the President and Chief Executive Officer of our bank, and C. Keith Cargill, our bank’s Executive Vice President and Chief Lending Officer. We expect to enter into employment agreements with these employees prior to the closing of the offering. Even if we enter into employment agreements with these employees, we cannot assure you that we will be successful in retaining these key employees.

Our operations are significantly affected by interest rate levels

Our profitability is dependent to a large extent on our net interest income, which is the difference between interest income we earn as a result of interest paid to us on loans and investments and interest we pay to third parties such as our depositors and those from whom we borrow funds. Like most financial institutions, we are affected by changes in general interest rate levels, which are currently at relatively low levels, and by other economic factors beyond our control. Interest rate risk can result from mismatches between the dollar amount of repricing or maturing assets and liabilities and from mismatches in the timing and rate at which our assets and liabilities reprice. Although we have implemented strategies which we believe reduce the potential effects of changes in interest rates on our results of operations, these strategies may not always be successful. In addition, any substantial and prolonged increase in market interest rates could reduce our customers’ desire to borrow money from us or adversely affect their ability to repay their outstanding loans by increasing their credit costs since most of our loans have adjustable interest rates that reset periodically. Any of these events could adversely affect our results of operations or financial condition.

We must effectively manage our credit risk

There are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers and risks resulting from uncertainties as to the future value of collateral. The risk of nonpayment of loans is inherent in commercial banking. Although we attempt to minimize our credit risk by carefully monitoring the concentration of our loans within specific industries and through prudent loan application approval procedures, we cannot assure you that such monitoring and approval procedures will reduce these lending risks. Moreover, as we expand our operations into new geographic markets, our credit administration and loan underwriting policies will need to be adapted to the local lending and economic environments of these new markets. We cannot assure you that our credit administration personnel, policies and procedures will adequately adapt to any new geographic markets.

There are material risks involved in commercial lending that could adversely affect our business

We generally invest a greater proportion of our assets in commercial loans than other banking institutions of our size, which typically invest a greater proportion of their assets in loans secured by single-family residences. Commercial loans generally involve a higher degree of credit risk than residential mortgage loans due, in part, to their larger average size and generally less readily-marketable collateral. Due to their size and the nature of their collateral, losses incurred on a small number of commercial loans could have a material adverse impact on our financial condition and results of operations. In addition, unlike residential mortgage loans, commercial loans generally depend on the cash flow of the borrower’s business to service the debt. Furthermore, a significant portion of our loans is dependent for repayment largely on the liquidation of assets securing the loan, such as inventory and accounts receivable. These loans carry incrementally higher risk, since their repayment is often dependent solely on the financial performance of the borrower’s business. Our business plan calls for continued efforts to increase our assets invested in commercial loans. An increase in non-performing loans could cause operating losses, impaired liquidity and the erosion of our capital, and could have a material adverse effect on our business, financial condition or results of operations.

If the value of real estate in our core Texas markets were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which would have a material adverse effect on us

The market value of real estate, particularly real estate held for investment, can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. If the value of the real estate serving as collateral for our loan portfolio were to decline materially, a significant part of our loan portfolio could become under-collateralized. As of June 30, 2002, approximately 42% of the collateral for the loans in our portfolio consisted of real estate. Of the real estate that collateralizes the loans in our portfolio, approximately one-third of the properties are real estate owned and occupied by businesses to which we have extended loans and the remaining two-thirds is real estate held for investment by the borrower. If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then we may not be able to realize the amount of security that we anticipated at the time of originating the loan, which could have a material adverse effect on our provision for loan losses and our operating results and financial condition.

We may be responsible for environmental claims and other related costs of property we acquire through foreclosure, which could adversely affect our profitability

A significant portion of our loan portfolio is secured by real property. In the course of our business, we may acquire properties that secure loans as a result of foreclosure. There is a risk that hazardous or toxic waste could be found on such properties. In such event, we could be held responsible for the cost of cleaning up or removing such waste, and such cost could significantly exceed the value of the underlying properties and adversely affect our profitability. To date, we have not been required to perform any investigation or clean up activities with respect to, nor have we been subject to any environmental claims on, any loans held in our loan portfolio or other properties we acquired. Although we have a policy that requires us to perform an environmental review before initiating any foreclosure action on real property, there can be no assurance that this will be sufficient to detect all potential environmental hazards.

Our financial condition and results of operations would be adversely affected if our allowance for loan losses is not sufficient to absorb actual losses

Experience in the banking industry indicates that a portion of our loans will become delinquent, some of which may only be partially repaid or may never be repaid at all. Despite our underwriting criteria, we experience losses for reasons beyond our control, such as general economic conditions. Although we believe that our allowance for loan losses is maintained at a level adequate to absorb any inherent losses in our loan portfolio, these estimates of loan losses are inherently subjective and their accuracy depends on the outcome of future events. We may need to make significant and unanticipated increases in our loss allowances in the future, which would materially affect our results of operations in that period.

Bank regulators may require us to increase our allowance for loan losses, which could have a negative effect on our financial condition and results of operations

Federal regulators, as an integral part of their respective supervisory functions, periodically review our allowance for loan losses. The regulatory agencies may require us to increase our provision for loan losses or to recognize further loan charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan losses required by these regulatory agencies could have a negative effect on our financial condition and results of operations.

Lack of seasoning of our loan portfolio may increase the risk of credit defaults in the future

Most of the loans in our loan portfolio were originated within the past three years, and approximately 51% were originated within the past 18 months. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which is likely to be somewhat higher than current levels.

Until our portfolio becomes more seasoned, we must rely in part on the historical loan loss experience of other financial institutions and the experience of our management in determining our allowance for loan losses, and this may not be comparable to our loan portfolio

Because most of our loans in our loan portfolio were originated relatively recently, our loan portfolio does not provide an adequate history of loan losses for our management to rely upon in establishing our allowance for loan losses. We therefore rely to a significant extent upon other financial institutions’ histories of loan losses and their allowance for loan losses, as well as our management’s estimates based on their experience in the banking industry, when determining our allowance for loan losses. There is no assurance that the history of loan losses and the reserving policies of other financial institutions and our management’s judgment will result in reserving policies that will be adequate for our business and operations or applicable to our loan portfolio.

Our business faces unpredictable economic conditions

General economic conditions impact the banking industry. The credit quality of our loan portfolio necessarily reflects, among other things, the general economic conditions in the areas in which we conduct our business. Our continued financial success depends somewhat on factors beyond our control, including:

•	national and local economic conditions;

•	the supply and demand for investable funds;

•	interest rates; and

•	federal, state and local laws affecting these matters.

Any substantial deterioration in any of the foregoing conditions could have a material adverse effect on our financial condition and results of operations, which would likely adversely affect the market price of our common stock. Further, with the exception of our BankDirect customers which comprised 22% of our total deposits as of June 30, 2002, our bank’s customer base is primarily commercial in nature, and our bank does not have a significant branch network or retail deposit base. In periods of economic downturn, business and commercial deposits may tend to be more volatile than traditional retail consumer deposits and, therefore, during these periods our financial condition and results of operations could be adversely affected to a greater degree than those competitors that have a larger retail customer base.

Our business is concentrated in Texas and a downturn in the economy of Texas may adversely affect our business

Substantially all of our business is located in Texas. As a result, our financial condition and results of operations may be affected by changes in the Texas economy. A prolonged period of economic recession or other adverse economic conditions in Texas may result in an increase in nonpayment of loans and a decrease in collateral value.

We compete with many larger financial institutions which have substantially greater financial resources than we have

Competition among financial institutions in Texas is intense. We compete with other bank holding companies, state and national commercial banks, savings and loan associations, consumer finance companies, credit unions, securities brokerages, insurance companies, mortgage banking companies, money market mutual funds, asset-based non-bank lenders and other financial institutions. Many of these competitors have substantially greater financial resources, lending limits and larger branch networks than we do, and are able to offer a broader range of products and services than we can. Failure to compete effectively for deposit, loan and other banking customers in our markets could cause us to lose market share, slow our growth rate and may have an adverse effect on our financial condition and results of operations.

Our future profitability depends, to a significant extent, upon revenue we receive from our middle market business customers and their ability to meet their loan obligations

At June 30, 2002, a substantial majority of our loan portfolio was comprised of loans to our middle market business customers. For the six month period ending June 30, 2002, a significant portion of our total interest and non-interest income was derived from middle market business customers. We expect that our future profitability will depend, to a significant extent, upon revenue we receive from middle market business customers, and their ability to continue to meet existing loan obligations. As a result, adverse economic conditions or other factors adversely affecting this market segment may have a greater adverse effect on us than on other financial institutions that have a more diversified customer base.

We compete in an industry that continually experiences technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to improving the ability to serve customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

System failure or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities

The computer systems and network infrastructure we use could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in our operations could have an adverse effect on our financial condition and results of operations. In addition, our operations are dependent upon our ability to protect the computer systems and network infrastructure utilized by us against damage from physical break-ins, security breaches and other disruptive problems caused by the Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and deter potential customers. Although we, with the help of third-party service providers, intend to continue to implement security technology and establish operational procedures to prevent such damage, there can be no assurance that these security measures will be successful. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms we and our third-party service providers use to protect customer transaction data. A failure of such security measures could have an adverse effect on our financial condition and results of operations.

Our success in the Internet banking market will largely depend on our ability to implement services competitive with similar services offered by other financial institutions

The success of our Internet banking products and services will depend in large part on our ability to implement and maintain the appropriate technology. This includes our ability to provide services competitive with banks that are already using the Internet. If we are unable to implement and maintain the appropriate technology efficiently, it could affect our results of operations and our ability to compete with financial institutions.

Our success in attracting and retaining retail consumer deposits depends on our ability to offer competitive rates and services

As of June 30, 2002, approximately 22% of our total deposits came from retail consumer customers through BankDirect, our Internet banking facility. The market for Internet banking is extremely competitive and allows retail consumer customers to access financial products and compare interest rates from numerous financial institutions located across the United States. As a result, Internet retail consumers are more sensitive to interest rate levels than retail consumers who bank at a branch office. Our future success in retaining and attracting retail consumer customers depends, in part, on our ability to offer competitive rates and services.

We could be adversely affected by changes in the regulation of the Internet

Our ability to conduct, and the cost of conducting, business may also be adversely affected by a number of legislative and regulatory proposals concerning the Internet, which are currently under consideration by federal, state, local and foreign governmental organizations. These proposals include, but are not limited to, the following matters:

•	on-line content;

•	user privacy;

•	taxation;

•	access charges;

•	liability for third-party activities; and

•	regulatory and supervisory authority.

Moreover, it is uncertain how existing laws relating to these issues will be applied to the Internet. The adoption of new laws or the application of existing laws could decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise have an adverse effect on our business, financial condition and results of operations. Furthermore, government restrictions on Internet content could slow the growth of Internet use and decrease acceptance of the Internet as a communications and commercial medium and thereby have an adverse effect on our financial condition and results of operations.

Risks related to our industry

We are subject to significant government regulation

We operate in a highly regulated environment and are subject to supervision and regulation by a number of governmental regulatory agencies, including the Federal Reserve System, or Federal Reserve, the Office of the Comptroller of the Currency, or OCC, and the Federal Deposit Insurance Corporation, or FDIC. Regulations adopted by these agencies, which are generally intended to provide protection for depositors and customers rather than for the benefit of stockholders, govern a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels and other aspects of our operations. The bank regulatory agencies possess broad authority to prevent or remedy unsafe or unsound practices or violations of law. In addition, future legislation and government policy, including with respect to bank deregulation and interstate expansion, could adversely affect the banking industry as a whole, including our results of operations. For example, new legislation or regulation may limit the manner in which we may conduct our business, including our ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads.

Recent legislation will change the way financial institutions conduct their business; we cannot predict the effect it will have upon us

The Gramm-Leach-Bliley Financial Modernization Act was signed into law on November 12, 1999. Among other things, the Modernization Act repeals restrictions on banks affiliating with securities firms and insurance companies. It also permits bank holding companies that become financial holding companies to engage in additional financial activities, including insurance and securities underwriting and agency activities, merchant banking and insurance company portfolio investment activities. The Modernization Act may have the result of increasing the competition we face from larger banks and other companies. It is not possible to predict the full effect that the Modernization Act will have on us.

Risks related to an investment in our common stock

Our offering price may not be indicative of the fair market value of the common stock, and the future trading price of our stock may fluctuate

The public offering price may not indicate the market price for the common stock after this offering. We expect to determine the public offering price based on a variety of factors, including:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

The offering price and aggregate number of shares being offered will be determined through our negotiations with the underwriters. No assurance can be given that you will be able to resell your shares at a price equal to or greater than the offering price or that the offering price will necessarily indicate the fair market value of our common stock.

The market price of our common stock may also be subject to significant fluctuations in response to our future operating results and other factors, including market conditions. In recent years, the stock market has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performances and prospects of individual companies.

If a market for our common stock does not develop, you may not be able to sell your shares at or above the offering price

Prior to this offering, a public market for our common stock did not exist. Although we have filed an application to have our common stock approved for listing on the Nasdaq National Market, there can be no assurance that an active trading market will develop or that purchasers of our common stock will be able to resell their common stock at prices equal to or greater than the initial public offering price. The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence of a sufficient number of willing buyers and sellers at any given time, over which neither we nor any market maker has any control. Accordingly, there can be no assurance that an established and liquid market for the common stock will develop or be maintained.

Future sales of our common stock could depress the price of our common stock

Sales of a substantial number of shares of our common stock in the public market by our stockholders after this offering, or the perception that these sales are likely to occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have 24,268,524 outstanding shares of our common stock. Of these shares, approximately 10.0 million shares, including the shares sold in this offering, may be traded, without restriction, in the public market immediately after this offering is completed. Approximately 1.4 million and 540,000 additional shares will become freely tradable subject to the volume restrictions of Rule 144 and the lock-up agreements described below in December 2002 and January 2003, respectively. Upon the expiration of lock-up agreements entered into by our directors, officers, the selling stockholders and certain other significant stockholders in connection with the offering, which will occur 180 days from the date of this prospectus, approximately 13.9 million additional shares will be eligible for sale in the public market, subject, in the case of our affiliates, to the volume restrictions of Rule 144.

As a new investor, you will incur substantial book value dilution as a result of this offering and future equity issuances could result in further dilution, which could cause our stock price to decline

The initial public offering price is substantially higher than the current net tangible book value of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $4.99 per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. The exercise of outstanding options and future equity issuances, including any additional shares issued in connection with acquisitions, could result in further dilution to investors.

Our existing management will maintain significant control over us following the offering

Immediately following this offering, our current executive officers and directors will beneficially own approximately 17.0% of the outstanding shares of our common stock, or approximately 15.8% if the underwriters exercise their over-allotment option in full. These percentages may increase to the extent that the executive officers and directors elect to purchase shares in connection with this offering. Accordingly, our current executive officers and directors will be able to influence, to a significant extent, the outcome of all matters required to be submitted to our stockholders for approval (including decisions relating to the election of directors), the determination of day-to-day corporate and management policies and other significant corporate transactions.

We have not historically paid, and do not presently intend to pay, cash dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends on our common stock in the foreseeable future. We intend to retain earnings to finance operations and the expansion of our business. Therefore, any gains from your investment in our common stock must come from an increase in its market price.

We will be restricted in our ability to pay dividends to our stockholders

We are a holding company with no independent sources of revenue and would likely rely upon cash dividends and other payments from our bank to fund the payment of future cash dividends, if any, to our stockholders. Payment of dividends by the bank to us would be subject to the prior approval of the OCC if the total of all dividends declared by the bank in any calendar year exceeds the sum of the bank’s net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. In addition, federal law also prohibits a national bank from paying dividends if it is, or such dividend payments would cause it to become, undercapitalized. At June 30, 2002, our bank was prohibited by these laws from paying any dividends to us without the OCC’s prior approval. If the bank is restricted from paying cash dividends to us, we would likely not be able to pay cash dividends to our stockholders.

Anti-takeover provisions of our certificate of incorporation, bylaws and Delaware law may make it more difficult for you to receive a change in control premium

Certain provisions of our certificate of incorporation and bylaws could make a merger, tender offer or proxy contest more difficult, even if such events were perceived by many of our stockholders as beneficial to their interests. These provisions include advance notice for nominations of directors and stockholders’ proposals. In addition, our certificate of incorporation authorizes the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval (unless otherwise required by the rules of any stock exchange on which our common stock is then listed), to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. In the event of such issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control. Although we have no present intention to issue any shares of our preferred stock, there can be no assurance that we will not do so in the future. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law which, in general, prevents an interested stockholder, defined generally as a person owning 15% or more of a corporation’s outstanding voting stock, from engaging in a business combination with our company for three years following the date that person became an interested stockholder unless certain specified conditions are satisfied.

There are substantial regulatory limitations on changes of control

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquiror is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock in this offering.

We have broad discretion to use the proceeds of this offering

We expect to use the net proceeds from this offering for the broadening of business lines, potential acquisitions in the financial and financial services industries and other general corporate purposes. Accordingly, we will have broad discretion as to the application of such proceeds. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use these net proceeds. Our failure to use these funds effectively could have an adverse effect on our financial condition and results of operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” based on our current expectations, assumptions, estimates and projections about our business and our industry. They include, but are not limited to, statements relating to:

•	future revenues, expenses and profitability; and

•	the future development and expected growth of our business.

You can identify forward-looking statements by the use of words such as “may,” “should,” “will,” “could,” “estimates,” “predicts,” “potential,” “continue,” “anticipates,” “believes,” “plans,” “expects,” “future” and “intends” and similar expressions. This information does not guarantee future performance and is subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. In evaluating forward-looking statements, you should carefully consider the risks and uncertainties described in “Risk Factors” and elsewhere in this prospectus. The forward-looking statements reflect our view only as of the date of this prospectus, and we do not assume any obligation to update or correct these forward-looking statements except to the extent we are required to do so by applicable law. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors contained throughout this prospectus.

USE OF PROCEEDS

Assuming a public offering price of $11.00 per share (the midpoint of the range set forth on the cover page of this prospectus), we expect to receive net proceeds of approximately $29.3 million from this offering after deducting the underwriting discount, and estimated offering expenses of approximately $1.4 million. We will not receive any proceeds from shares of our common stock sold by the selling stockholders in this offering.

We intend to use the net proceeds for general corporate purposes, including to finance the growth of our business. We may also use a portion of the proceeds for acquisitions or for the opening of select banking locations. However, we have no present understanding, agreement or definitive plans relating to any specific acquisitions or openings of any banking locations.

The principal purposes of this offering are to raise capital, create a public market for our common stock, enhance our ability to acquire other businesses, products and technologies and facilitate future access to public securities markets.

We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. Pending their use as described above, we may invest the net proceeds of this offering in interest-bearing investment-grade instruments or bank deposits.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business.

In addition, we are a holding company and our principal source of funds to pay dividends, if any, in the future and make other payments will be the payment of dividends by our bank to us. As a national bank, our bank is subject to various restrictions under federal law on its ability to pay dividends and make other distributions and payments to us. These are described under “Regulation and Supervision.”

Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, operating results, capital requirements, federal banking regulations, Delaware law, and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table presents our capitalization as of June 30, 2002, as adjusted for the one-for-one stock dividend declared on July 30, 2002. Our capitalization is presented:

•	on an actual basis (which does not reflect the conversion of the 1,057,142 shares of preferred stock into shares of common stock); and

•	on a pro forma basis to reflect:

•
our receipt of the estimated net proceeds of approximately $29.3 million from the sale of 3,000,000 shares of common stock by us in this offering at an estimated initial public offering price of $11.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions, and estimated offering expenses of approximately $1.4 million;

•	the conversion of the 1,057,142 shares of preferred stock outstanding into 2,114,284 shares of common stock, which we expect will automatically occur upon the consummation of the offering; and

•
the conversion of a sufficient number of shares of Series A-1 Nonvoting common stock into an equal number of shares of voting common stock so that, after the offering, the holder’s beneficial ownership of voting common stock equals 4.9% of the outstanding shares of voting common stock.

You should read this table in conjunction with the consolidated financial statements and related notes that are included in this prospectus.

	As of June 30, 2002
	Actual	Pro Forma
	(In thousands, except share data)
Liabilities
Deposits
Non-interest bearing	$159,503	$159,503
Interest bearing	820,794	820,794

Total deposits	980,297	980,297
Accrued interest payable	3,042	3,042
Other liabilities	4,863	4,863
Federal funds purchased	52,087	52,087
Other borrowings	102,442	102,442

Total liabilities	1,142,731	1,142,731

Stockholders’ equity:
Preferred stock, $.01 par value
Authorized shares — 10,000,000
Issued shares — 1,057,142 Convertible preferred stock, nonvoting, $.01 par value, 6% (actual); 0 (pro forma)	11	–
Common stock, $.01 par value:
Authorized shares — 100,000,000
Voting common stock:
Issued shares — 18,461,046 (actual); 24,224,496 (pro forma)	184	243
Series A-1 Nonvoting common stock:
Issued shares — 697,166 (actual); 48,000 (pro forma)	7	–
Additional paid-in capital	132,195	161,458
Accumulated deficit	(17,313)	(17,313)
Treasury stock (shares at cost: 94,834 (actual); 94,834 (pro forma))	(650)	(650)
Deferred compensation	573	573
Accumulated other comprehensive income	3,036	3,036

Total stockholders’ equity	118,043	147,347

Total capitalization	$1,260,774	$1,290,078

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

We formed our wholly-owned subsidiary bank through the acquisition of Resource Bank, N.A. on December 18, 1998. Our bank’s financial statements include the operations of our bank from December 18, 1998. The operations of Resource Bank, N.A. prior to December 18, 1998 are shown separately as predecessor financial statements.

	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	March 1, 1998 (Inception) through December 31, 1998
		(Unaudited)
	(In thousands, except per share, average share and percentage data)
Selected Operating Data(1):
Interest income	$32,013	$35,689	$70,594	$55,769	$14,414		$213
Interest expense	12,405	19,659	35,539	32,930	6,166		32
Net interest income	19,608	16,030	35,055	22,839	8,248		181
Provision for loan losses	1,979	2,122	5,762	6,135	2,687		1
Net interest income after provision for loan losses	17,629	13,908	29,293	16,704	5,561		180
Non-interest income	3,656	2,715	5,983	1,957	358		4
Non-interest expense	16,780	14,920	29,432	35,158	15,217		923
Income (loss) before taxes	4,505	1,703	5,844	(16,497)	(9,298)		(739)
Income tax expense	1,128	—	—	—	—		—
Net income (loss)	3,377	1,703	5,844	(16,497)	(9,298)		(739)

Selected Balance Sheet Data(1):
Total assets	1,260,774	1,016,701	1,164,779	908,428	408,579		89,311
Loans	944,731	816,390	903,979	629,109	227,600		11,092
Securities available for sale	270,085	167,054	206,365	184,952	164,409		3,171
Securities held to maturity	—	—	—	28,366	—		—
Deposits	980,297	822,090	886,077	794,857	287,068		16,018
Federal funds purchased	52,087	56,995	76,699	11,525	—		—
Other borrowings	102,442	39,151	86,899	7,061	46,267		—
Stockholders’ equity	118,043	89,403	106,359	86,197	72,912		73,186

Other Financial Data(4):
Income (loss) per share:
Basic	$0.15	$0.09	$0.31	$(0.95)	$(0.61)	$	*
Diluted	0.15	0.09	0.30	(0.95)	(0.61)		*
Tangible book value per share (6)	5.48	4.61	5.08	4.46	4.67		5.37
Book value per share (6)	5.55	4.69	5.15	4.54	4.79		5.51

Selected Financial Ratios:

Performance Ratios(2):
Return on average assets	0.56%	0.37%	0.58%	(2.42%)	(4.45%)		(5.83	%)(5)
Return on average equity	6.02%	3.91%	6.44%	(20.02%)	(12.13%)		(12.52	%)(5)
Net interest margin	3.47%	3.61%	3.62%	3.51%	4.12%		5.65	%(5)
Efficiency ratio (3)	72.13%	79.59%	71.72%	141.79%	176.82%		205.18	%(5)
Non-interest expense to average assets	2.79%	3.20%	2.90%	5.15%	7.28%		10.64	%(5)
Weighted average shares:
Basic	19,135,782	18,909,656	18,957,652	17,436,628	15,132,496		*
Diluted	19,338,906	19,081,854	19,177,204	17,436,628	15,132,496		*

Asset Quality Ratios(2):
Net charge-offs to average loans	0.56%	0.10%	0.26%	—	0.01%		—
Allowance for loan losses to total loans	1.28%	1.31%	1.39%	1.42%	1.22%		0.90%
Allowance for loan losses to non-performing loans	178.88%	105.89%	110.23%	—	—		—
Non-performing and renegotiated assets to total loans and other real estate owned	0.72%	1.24%	1.26%	—	—		—

Capital and Liquidity Ratios:
Total capital ratio	11.99%	10.28%	11.73%	10.98%	23.84%		267.01%
Tier 1 capital ratio	10.83%	9.16%	10.48%	9.94%	22.98%		266.64%
Tier 1 leverage ratio	9.27%	8.98%	9.46%	9.62%	21.32%		397.86%
Average equity/average assets	9.34%	9.36%	8.93%	12.07%	36.67%		46.58	%(5)
Tangible equity/assets	9.24%	8.60%	9.00%	9.31%	17.42%		79.85%
Average loans/average deposits	96.08%	89.91%	95.54%	72.92%	81.12%		68.36	%(5)

(1)
The consolidated statement of operations data and consolidated balance sheet data presented above for the six month period ended June 30, 2002 and for the three most recent fiscal years ended December 31 have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The historical results are not necessarily indicative of the results to be expected in any future period. The operating results for the six month period ended June 30, 2002 are not necessarily indicative of the results to be achieved for the full year. Interim results reflect all adjustments necessary for a fair statement of the results of operations and balances for the interim periods presented. Such adjustments are of a normal recurring nature.

(2)	Interim period ratios are annualized.
(3)	Represents non-interest expense divided by the sum of net interest income and non-interest income for the periods shown.
(4)
Amounts have been adjusted to reflect the one-for-one stock dividend, which was declared on July 30, 2002 and which was payable on September 16, 2002, pursuant to which each stockholder received one additional share of common stock for each share of common stock owned as of July 30, 2002.

(5)	Percentage is calculated using the combined results of Resource Bank and TCBI for 1998.
(6)
Amounts for December 31, 2001 are adjusted to reflect the conversion of 753,301 shares of preferred stock outstanding on such date into 1,506,602 shares of common stock, assuming automatic conversion of the preferred stock. Amounts for June 30, 2002 are adjusted to reflect the conversion of 1,057,142 shares of preferred stock outstanding on such date into 2,114,284 shares of common stock, assuming automatic conversion of the preferred stock.

*	Not meaningful.

	Resource Bank
	January 1 through December 18, 1998	October 3, 1997 (Inception) through December 31, 1997
	(In thousands, except per share, average share and percentage data)

Selected Operating Data:
Interest income	$ 1,097	$ 86
Interest expense	377	10
Net interest income	720	76
Provision for loan losses	69	30
Net interest income after provision for loan losses	651	46
Non-interest income	60	3
Non-interest expense	1,057	271
Income (loss) before taxes	(346)	(222)
Income tax expense	—	—
Net income (loss)	(346)	(222)

Selected Balance Sheet Data:
Total assets	19,605	8,060
Loans	11,102	1,532
Securities available for sale	3,175	—
Deposits	15,166	3,386
Federal funds purchased	—	—
Other borrowings	—	—
Stockholders’ equity	4,292	4,638

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL  CONDITION AND RESULTS OF OPERATIONS

Overview of Our Operating Results

Our bank was formed through the acquisition of Resource Bank, N.A., which itself had been organized in 1997. Upon completion of our $80 million private equity offering and acquisition of our predecessor bank, we commenced operations in December 1998. The amount of capital we raised, which we believe is the largest amount of start-up capital ever raised for a national bank, was intended to support a significant level of near-term growth and permit us to originate and retain loans of a size and type that our targeted customers, middle market businesses and high net worth individuals, would find attractive. Our large initial capitalization has resulted in reduced levels of return on equity to date. However, as we build our loan and investment portfolio we expect our return on equity to increase to normalized levels.

An important aspect of our growth strategy is the ability to service and effectively manage a large number of loans and deposit accounts in multiple markets in Texas. Accordingly, we created an operations infrastructure sufficient to support state-wide lending and banking operations. We believe that our existing infrastructure will allow us to grow our business over the next two to three years both geographically and with respect to the size and number of loan and deposit accounts without substantial additional capital expenditures.

During 1999 and 2000, we established a total of seven banking centers in key metropolitan markets in Texas. We also invested resources in hiring experienced bankers, which required a significant period of time for both recruiting and transitioning them from their previous employers. In conjunction with our roll-out of operations in 1999, we undertook a significant advertising and marketing campaign to increase brand name recognition of the traditional banking activities of our bank and of BankDirect, particularly in the Dallas/Fort Worth business community. Once we had achieved our initial goals, we were able to significantly reduce our advertising expenses (from $2.3 million (which excludes approximately $1.9 million in expenses attributable to American Airlines AAdvantage® minimum mile requirements and co-branded advertising) in 2000 to $278,000 in 2001) and place more emphasis on targeted marketing to, and relationship-building efforts with, selected business groups, charities and communities. As we enter new market areas, we intend to evaluate the efficiency of selected advertising to brand our name and increase our recognition in those markets.

Our historical financial results reflect the development of our company in its early stages, notably in connection with initial start-up costs and the raising and retention of excess capital to fund our planned growth. In 1999 and 2000 we incurred significant non-interest expenses for the start-up and infrastructure costs described above, while revenue items gradually increased as we began to source and originate loans and other earning assets. In 2001 and the first half of 2002, we achieved improved levels of profitability as these costs have been spread over a larger asset base.

Our historical results also reflect the evolving role of BankDirect, the Internet banking division of our bank, in our business. When we launched BankDirect in 1999, we aimed to quickly establish a significant market position and establish a significant deposit base with which to fund our growth. Accordingly, we committed substantial resources to advertising for BankDirect and offered its deposit products at very attractive rates. Our efforts were successful, and BankDirect grew to account for approximately $369.7 million in deposits by the end of 2000, providing much of the liquidity we required to increase our lending activities during 2000. By early 2001, however, deposits at our traditional bank had grown to an amount sufficient to fund a much larger portion of our ongoing lending activities. As a result, we decided to reorient the focus of BankDirect towards higher balance depositors to reduce our management requirements and expenses. To this end, we restructured the account fees charged by BankDirect and lowered the rates on deposit products. This reorientation toward customers with higher deposit balances allowed us to significantly reduce our expenses related to BankDirect (from $6.8 million in 2000 (which excludes approximately $1.9 million in expenses attributable to American Airlines AAdvantage® minimum mile requirements and co-branded advertising) to $3.0 million in 2001, a decrease of over 56%), while substantially increasing the average balance held in our BankDirect accounts and lowering the total number of accounts serviced by BankDirect. As of June 30, 2002, BankDirect provided a significant, but not primary, source of funding for us, accounting for approximately 22% of our deposits.

Our operating results have improved significantly over the past several years as we moved into full operations. The table below shows the annual growth rate of our net interest income, net income, assets, loans and deposits:

	At or For December 31, 2001	Annual Growth Rate(1)	At or For December 31, 2000	Annual Growth Rate(1)	At or For December 31, 1999	Annual Growth Rate(1)
	(In Thousands)
Net interest income	$35,055	53%	$22,839	177%	$8,248	815%
Net income (loss)	5,844	135%	(16,497)	*	(9,298)	*
Assets	1,164,779	28%	908,428	122%	408,579	357%
Loans	903,979	44%	629,109	176%	227,600	1,952%
Deposits	886,077	11%	794,857	177%	287,068	1,692%

(1)
The annual growth rate with respect to period data is the percentage growth of the item in the period shown compared to the most recently completed prior period. For purposes of calculating the 1999 annual growth rate, results of our bank and Resource Bank, our predecessor bank, for 1998 have been combined. The annual growth rate with respect to data as of a particular date is the percentage growth of the item at the date shown compared to the most recent prior date.

*	Not meaningful.
The growth in our profitability is based on several key factors:

•	we have successfully grown our asset base significantly each year while concurrently shifting the mix toward higher-earning commercial loans;

•
we have been able to maintain stable and diverse funding sources, resulting in relatively steady net interest margins from 2000 onward, despite a falling interest rate environment and the fact that most of our loans have floating interest rates;

•
the growth in our asset base, coupled with margin stability, has resulted in annual growth of 815%, 177% and 53% in our principal earnings source, net interest income, in 1999, 2000 and 2001, respectively; and

•
since the completion of our initial advertising and marketing campaigns and the reorientation of BankDirect, we have been able to tightly control non-interest expenses; this has contributed to a substantial improvement of our efficiency ratio from 176.8% in 1999 to 72.1% during the first six months of 2002.

Six months ended June 30, 2002 compared to the six months ended June 30, 2001

We recorded net income of $3.4 million, net of $1.1 million in income tax expense, or $0.15 per diluted common share, for the six months ended June 30, 2002 compared to $1.7 million, or $0.09 per diluted common share, for the same period of 2001. Return on average assets was 0.56% for the six months ended June 30, 2002 compared to 0.37% for the same period of 2001. Return on average equity was 6.02% and 3.91% for the six months ended June 30, 2002 and 2001, respectively.

The increase in net income for the six months ended June 30, 2002 over the same period of 2001 was primarily due to an increase in both net interest income and non-interest income. Net interest income increased by $3.6 million, or 22.3%, from $16.0 million for the six months ended June 30, 2001 to $19.6 million for the six months ended June 30, 2002. The increase in net interest income was due to an increase in average earning assets of $244.8 million, or 27.3%, which offset a 14 basis point decrease in the net interest margin.

Non-interest income increased by $941,000, or 34.7%, from $2.7 million during the six months ended June 30, 2001 to $3.7 million during the same period of 2002. This increase was primarily due to approximately $993,000 of cash processing fees associated with a special cash management project for a client in the first quarter of 2002, which will not be recurring in future quarters in 2002. Our service charge income increased by $544,000, from $801,000 for the six month period ended June 30, 2001 to $1,345,000 for the same period in 2002, due to an overall increase in deposits, especially non-interest bearing accounts which generate service charge income. We had no gains on sales of securities in the first six months of 2002 compared to $981,000 in the same period of 2001. Other 2002 increases in non-interest income were in trust fee income and other income, which includes mortgage warehousing fees and gain on sale of leases.

Non-interest expense increased by $1.9 million, or 12.5%, from $14.9 million during the six months ended June 30, 2001 to $16.8 million during the same period of 2002. This increase was partially due to an increase in salaries and employee benefits of $338,000, and an increase of $253,000 in occupancy expense related to the relocation of our operations center. Advertising expense increased $384,000, from $178,000 during the six month period ended June 30, 2001 to $562,000 during the six months ended June 30, 2002, which included $289,000 of direct marketing and branding, including print ads for the traditional banking activities of our bank, and $273,000 for the purchase of miles related to the American Airlines AAdvantage® program. In May 2000, BankDirect entered the American Airlines AAdvantage travel benefits program and began offering AAdvantage awards to AAdvantage members who opened and maintained accounts with BankDirect. We did not purchase any miles in 2001 because the miles that we were contractually required to purchase in 2000 were sufficient to cover our mile rewards to customers for 2001. Our legal and professional expenses increased $624,000 to $1.5 million for the six months ended June 30, 2002, mainly related to legal expenses incurred in connection with non-performing loans and leases.

Year ended December 31, 2001 compared to year ended December 31, 2000

We recorded net income of $5.8 million for 2001 compared to a net loss of $16.5 million for 2000. Diluted income (loss) per common share was $0.30 for 2001 and $(0.95) for 2000. Returns on average assets and average equity were 0.58% and 6.44%, respectively, for 2001 compared to (2.42)% and (20.02)%, respectively, for 2000.

The increase in net income for 2001 was due to an increase in both net interest income and non-interest income and a substantial decrease in non-interest expenses. Net interest income increased by $12.2 million, or 53.5%, to $35.1 million for 2001 compared to $22.8 million for 2000. The increase in net interest income was primarily due to an increase of $317.0 million in average earning assets, combined with an 11 basis point increase in the net interest margin.

Non-interest income increased by $4.0 million in 2001 to $6.0 million, compared to $2.0 million in 2000. The increase was in part due to an overall increase in deposits for 2001, which resulted in more service charges on deposit accounts. Also, our trust income increased by $252,000, to $826,000 for 2001 compared to $574,000 for 2000, due to continued growth in trust assets. Other non-interest income increased by $521,000 in 2001 to $1.4 million from $877,000 in 2000, primarily related to mortgage warehouse fees, letter of credit fees, investment fees, rental income, and gain on sale of leases. Gain on sale of securities in 2001 was $1.9 million compared to $19,000 in 2000, due to our ability to realize substantial profits from sales of fixed-rate debt securities as a result of rapid declines in overall interest rates.

Non-interest expense decreased by $5.8 million in 2001 to $29.4 million compared to $35.2 million in 2000. The decrease was due, in part, to a reduction in total full-time employees from 234 at December 31, 2000 to 198 at December 31, 2001. 75% of this decrease in full-time employees from 2000 to 2001 was attributable to a reduction in BankDirect employees from 40 to 13. Also, we reduced advertising expenses to $278,000 in 2001 compared to $4.2 million in 2000. 2000 advertising expenses included direct marketing and branding for the traditional banking activities of our bank of $724,000 and for BankDirect of $1.6 million, as well as American Airlines AAdvantage® minimum mile requirements of $1.1 million and co-branded advertising with American

Airlines AAdvantage® of $752,000. We did not purchase any miles in 2001 because the miles that we were contractually required to purchase in 2000 were sufficient to cover our mileage rewards to customers in 2001. Also, a reduction in other non-interest expense was due to the accrual in 2000 of a $1.8 million contingent liability related to an agreement to provide merchant card processing for a customer who ceased operations and filed for bankruptcy in December 2000. Approximately $300,000 of this liability was reversed in 2001.

Year ended December 31, 2000 compared to year ended December 31, 1999

We recorded a net loss of $16.5 million for 2000 compared to $9.3 million for 1999. Basic and diluted loss per common share were $0.95 for 2000 and $0.61 for 1999. Returns on average assets and average equity were (2.42)% and (20.02)%, respectively, for 2000 compared to (4.45)% and (12.13)%, respectively, for 1999.

The increase in net loss for 2000 as compared to 1999 was due to an increase of $19.9 million, or 131%, in non-interest expenses, related primarily to the infrastructure that we established to support the traditional banking activities of our bank and BankDirect and an increase in our loan loss provision of $3.4 million. Net interest income increased by $14.6 million to $22.8 million for 2000 compared to $8.2 million for 1999. The increase in net interest income was primarily due to an increase of $451.4 million in average earning assets.

Non-interest income increased by $1.6 million in 2000 to $2.0 million compared to $358,000 in 1999. The increase was, in part, due to an overall increase in deposits for 2000, which resulted in more service charges on deposit accounts. Also, our trust income increased by $416,000, from $158,000 in 1999 to $574,000 for 2000. Other non-interest income increased by $803,000 in 2000, primarily related to letter of credit fees, merchant fee income, investment fees, and rental income.

Non-interest expense increased in 2000 to $35.2 million compared to $15.2 million in 1999. The increase was due primarily to the infrastructure that was established in 2000, which included an increase in total full time employees from 139 at December 31, 1999 to 234 at December 31, 2000. The number of BankDirect employees increased from 14 at December 31, 1999 to 40 at December 31, 2000, which accounted for 27.4% of the total increase in full-time employees from 1999 to 2000. Also, our advertising expenses increased to $4.2 million in 2000 compared to $2.1 million in 1999. 2000 advertising expenses included direct marketing and branding for the traditional banking activities of our bank of $724,000 and for BankDirect of $1.6 million, as well as American Airlines AAdvantage® minimum mile requirements of $1.1 million and co-branded advertising with American Airlines AAdvantage® of $752,000. The $2.1 million in advertising expenses in 1999 included direct marketing and branding for the traditional banking activities of our bank of approximately $900,000 and for BankDirect of $1.2 million. Also, the accrual of the $1.8 million contingent liability related to the merchant card processing arrangement discussed above increased our non-interest expense in 2000.

Net Interest Income

Net interest income was $19.6 million for the six months ended June 30, 2002 compared to $16.0 million for the same period of 2001. The increase was primarily due to an increase in average earning assets of $244.8 million for the first six months of 2002 as compared to the same period of 2001. The increase in average earning assets from the first six months of 2001 included a $174.0 million increase in average net loans, which represented 77.0% of average earning assets for the six months ended June 30, 2002 compared to 78.6% for the same period of 2001. The decrease reflected management’s decision to tighten lending standards during the second half of 2001 pending clearer signs of improvement in the U.S. economy. Average interest bearing liabilities increased $200.2 million in the first six months of 2002 compared to the same period of 2001, due, in part, to an $83.2 million increase in interest bearing deposits and a $117.0 million increase in borrowings. Average borrowings were 14.6% of average total assets for the first six months of 2002 compared to 6.4% in the same period in 2001. The increase in average borrowings was primarily related to an increase in federal funds purchased and securities sold under repurchase agreements, and was used to supplement deposits in funding loan growth and securities purchases. The average cost of interest-bearing liabilities decreased from 5.25% for the six months ended June 30, 2001 to 2.62% for the same period of 2002, reflecting the continuing decline in market interest rates.

Net interest income increased by $12.2 million, or 53.5%, in 2001 to $35.1 million compared to $22.8 million in 2000. The increase in net interest income was primarily due to a significant increase in average earning assets. Average earning assets increased by $317.0 million during 2001, primarily due to continued growth in our lending portfolio. Additionally, the mix of earning assets improved during 2001. Average loans, which generally have higher yields than other types of earning assets, increased to 80.3% of average earning assets in 2001 compared to 64.5% of average earning assets in 2000.

Average interest bearing liabilities also increased by $269.9 million during 2001 compared to 2000. Of this amount, interest bearing deposits increased $186.6 million and borrowings increased $83.3 million. Average borrowings were 10.1% of average total assets for 2001 compared to 2.9% for 2000. The increase in borrowings was used to supplement deposits in funding the growth in loans. The average cost of interest bearing liabilities decreased in 2001 to 4.35% from 6.02% in 2000. The decrease was mainly due to the overall decline in market interest rates, as well as the additional lowering of rates on BankDirect deposits and a $51.0 million increase in non-interest bearing deposits.

Net interest income totaled $22.8 million for 2000 compared to $8.2 million for 1999. The increase in net interest income was primarily due to a significant increase in average earning assets. Average earning assets increased by $451.4 million during 2000, primarily due to growth related to our focus on middle market commercial customers and an investment of additional funds in securities. Additionally, the mix of earning assets improved during 2000. Average loans, which generally have higher yields than other types of earning assets, increased to 64.5% of average earning assets in 2000 compared to 48.7% of average earning assets in 1999.

Average interest bearing liabilities increased by $428.2 million during 2000 compared to 1999. In addition, interest bearing deposits increased by $419.9 million, and borrowings increased by $8.3 million. Average borrowings were 2.9% of average total assets for 2000 compared to 5.4% for 1999. The average cost of interest bearing liabilities increased in 2000 to 6.02% from 5.18% in 1999. The increase was mainly due to the significant growth in higher cost BankDirect deposits during 2000. Growth in BankDirect deposits accounted for approximately $237.1 million, or 55.4%, of the $428.2 million increase in average interest bearing liabilities in 2000.

Volume/Rate Analysis

	Six Months Ended June 30,			Years Ended December 31,
	2002/2001			2001/2000			2000/1999
		Change Due To (1)			Change Due To (1)			Change Due To (1)
	Change	Volume	Yield/Rate	Change	Volume	Yield/Rate	Change	Volume	Yield/Rate
	(In Thousands)
Interest income:
Securities	$965	$2,145	$(1,180)	$(2,848)	$(1,811)	$(1,037)	$8,048	$6,820	$1,228
Loans	(4,368)	7,369	(11,737)	18,954	34,432	(15,478)	31,989	27,516	4,473
Federal funds sold	(267)	99	(366)	(1,198)	(846)	(352)	1,227	820	407
Deposits in other banks	(6)	(6)	—	(83)	1	(84)	91	8	83

	(3,676)	9,607	(13,283)	14,825	31,776	(16,951)	41,355	35,164	6,191
Interest expense:
Transaction deposits	(223)	154	(377)	383	584	(201)	456	305	151
Savings deposits	(5,622)	(801)	(4,821)	(2,621)	4,497	(7,118)	13,787	11,461	2,326
Time deposits	(2,346)	3,257	(5,603)	2,295	5,734	(3,439)	11,897	9,706	2,191
Borrowed funds	937	2,818	(1,881)	2,553	5,218	(2,665)	624	448	176

	(7,254)	5,428	(12,682)	2,610	16,033	(13,423)	26,764	21,920	4,844

Net interest income	$3,578	$4,179	$(601)	$12,215	$15,743	$(3,528)	$14,591	$13,244	$1,347

(1)	Changes attributable to both volume and yield/rate are allocated to both volume and yield/rate on an equal basis.

Net interest margin, the ratio of net interest income to average earning assets, was 3.47% for the six months ended June 30, 2002 compared to 3.61% for the same period of 2001. The decrease in the net interest margin during the six months ended June 30, 2002 was due to the overall decline in market interest rates.

Net interest margin increased from 3.51% in 2000 to 3.62% in 2001. This increase was due primarily to lower cost of funds and continued strong asset yields in a falling rate environment. The cost of interest bearing liabilities decreased by 27.7% in 2001, primarily due to lower interest rates offered as a result of a reorientation of BankDirect, overall lower market interest rates, and an increase in non-interest bearing deposits.

Net interest margin decreased from 4.12% in 1999 to 3.51% in 2000. This decrease was due primarily to the effect of competitive pricing on loans in our primary markets, as well as a focus toward middle market loans, which are more aggressively priced than consumer and real estate loans. In addition, the cost of interest bearing liabilities increased by 84 basis points in 2000 compared to 1999, primarily due to higher interest rates offered by BankDirect to build its deposit base.

Consolidated Daily Average Balances, Average Yields and Rates

	Six Months Ended June 30,
	2002			2001
	Average Balance	Revenue/ Expense(1)	Yield/ Rate	Average Balance	Revenue/ Expense	Yield/ Rate
	(In Thousands, except percentage data)
Assets
Taxable securities	$241,165	$6,505	5.44%	$173,843	$5,540	6.43%
Federal funds sold	20,850	179	1.73%	17,062	446	5.27%
Deposits in other banks	161	3	3.76%	450	9	4.03%
Loans	891,126	25,326	5.73%	713,958	29,694	8.39%
Less reserve for loan losses	12,919	—	—	9,728	—	—

Loans, net	878,207	25,326	5.82%	704,230	29,694	8.50%

Total earning assets	1,140,383	32,013	5.66%	895,585	35,689	8.04%
Cash and other assets	70,312			43,200
Total assets	$1,210,695			$938,785

Liabilities and stockholders’ equity
Transaction deposits	$49,007	$243	1.00%	$36,826	$466	2.55%
Savings deposits	334,780	3,101	1.87%	368,613	8,723	4.77%
Time deposits	395,618	6,689	3.41%	290,798	9,035	6.27%

Total interest bearing deposits	779,405	10,033	2.60%	696,237	18,224	5.28%
Other borrowings	176,578	2,372	2.71%	59,573	1,435	4.86%

Total interest bearing liabilities	955,983	12,405	2.62%	755,810	19,659	5.25%
Demand deposits	134,597			87,001
Other liabilities	7,012			8,102
Stockholders’ equity	113,103			87,872

Total liabilities and stockholders’ equity	$1,210,695			$938,785

Net interest income		$19,608			$16,030
Net interest income to average earning assets (net interest margin)			3.47%			3.61%
Net interest spread			3.04%			2.79%

(1)	The loan averages include loans on which the accrual of interest has been discontinued and are stated net of unearned income.

	Year ended December 31,
	2001			2000			1999
	Average Balance	Revenue/ Expense (1)	Yield/ Rate	Average Balance	Revenue/ Expense(2)	Yield/ Rate	Average Balance	Revenue/ Expense	Yield/ Rate
	(In Thousands, except percentage data)
Assets
Taxable securities	$175,945	$10,760	6.12%	$202,955	$13,608	6.70%	$91,092	$5,560	6.10%
Federal funds sold	14,688	580	3.95%	28,025	1,778	6.34%	11,260	551	4.89%
Deposits in other banks	351	18	5.13%	348	101	29.02%	193	10	5.18%
Loans	787,879	59,236	7.52%	424,782	40,282	9.48%	98,408	8,293	8.43%
Less reserve for loan losses	10,335	—	—	4,619	—	—	874	—	—

Loans, net	777,544	59,236	7.62%	420,163	40,282	9.59%	97,534	8,293	8.50%

Total earning assets	968,528	70,594	7.29%	651,491	55,769	8.56%	200,079	14,414	7.20%
Cash and other assets	47,789			31,023			8,951

Total assets	$1,016,317			$682,514			$209,030

Liabilities and stockholders’ equity
Transaction deposits	$40,673	$905	2.23%	$19,198	$522	2.72%	$3,417	$66	1.93%
Savings deposits	360,865	13,885	3.85%	283,594	16,506	5.82%	54,423	2,719	5.00%
Time deposits	312,826	16,969	5.42%	224,933	14,675	6.52%	50,020	2,778	5.55%

Total interest bearing deposits	714,364	31,759	4.45%	527,725	31,703	6.01%	107,860	5,563	5.16%
Other borrowings	102,840	3,780	3.68%	19,579	1,227	6.27%	11,251	603	5.37%

Total interest bearing liabilities	817,204	35,539	4.35%	547,304	32,930	6.02%	119,111	6,166	5.18%
Demand deposits	99,471			48,483			12,371
Other liabilities	8,878			4,326			899
Stockholders’ equity	90,764			82,401			76,649

Total liabilities and stockholders’ equity	$1,016,317			$682,514			$209,030

Net interest income		$35,055			$22,839			$8,248
Net interest income to average earning assets (net interest margin)			3.62%			3.51%			4.12%
Net interest spread			2.94%			2.54%			2.02%

(1)	The loan averages include loans on which the accrual of interest has been discontinued and are stated net of unearned income.
(2)	Revenue from deposits in other banks includes interest earned on capital while held in an escrow account, which was established in connection with our private equity offering.

Non-interest Income

	Six Months Ended June 30,		Year Ended December 31,
	2002	2001	2001	2000	1999
		(Unaudited)
	(In Thousands)
Service charges on deposit accounts	$1,345	$801	$1,857	$487	$127
Trust fee income	492	404	826	574	158
Gain (loss) on sale of securities	—	981	1,902	19	(1)
Cash processing fees	993	—	—	—	—
Other	826	529	1,398	877	74

Total non-interest income	$3,656	$2,715	$5,983	$1,957	$358

Non-interest income increased $941,000, or 35%, in the first six months of 2002 as compared to the first six months of 2001. Service charges on deposit accounts increased $544,000 for the six month period ended June 30,

2002 as compared to the same period in 2001. This increase was due to the significant increase in deposits, which resulted in a higher volume of transactions. Trust fee income increased $88,000 due to continued growth of trust assets during 2002. Cash processing fees totaled $993,000 for the six month period ended June 30, 2002. These fees were related to a special project that occurred during the first quarter of 2002 and will not be recurring in future quarters in 2002. Other non-interest income increased by $297,000 due to mortgage warehousing fees and gains on sales of leases.

Non-interest income for the year ended December 31, 2001 increased $4.0 million, or 205.7%, to $6.0 million compared with $2.0 million in 2000. Service charges on deposit accounts, which are included in non-interest income, increased $1.4 million, or 281.3%, in 2001 as compared to 2000 due to the large increase in total deposits, which resulted in a higher volume of transactions. Service charges on deposit accounts contributed 31.0% of our non-interest income for 2001 compared to 24.9% of our non-interest income in 2000. Trust fee income increased by $252,000 in 2001 compared to 2000, while contributing 13.8% of non-interest income for 2001 compared to 29.3% for 2000. Other non-interest income increased by $521,000, or 59.4%, compared to 2000 due to mortgage warehouse fees, letter of credit fees, investment fees, rental income and gain on sale of leases. Gain on sale of securities increased in 2001 to $1.9 million compared to $19,000 in 2000.

Non-interest income for the year ended December 31, 2000 increased $1.6 million, or 447%, to $2.0 million compared with $358,000 in 1999. Service charges on deposit accounts increased $360,000, or 283%, due to the large increase in total deposits, which resulted in a higher volume of transactions. Service charges on deposit accounts contributed 24.9% of our non-interest income for 2000 compared to 35.5% in 1999. Trust fee income contributed 29.3% of non-interest income for 2000 compared to 44.1% for 1999. Our trust department was formed during 1999. Other non-interest income increased by $803,000, or 1085%, as compared to 1999, due to letter of credit fees, merchant fee income, investment fees, and rental income.

While management expects continued growth in non-interest income, the future rate of growth could be affected by increased competition from nationwide and regional financial institutions. In order to achieve continued growth in non-interest income, we may need to introduce new products or enter into new markets. Any new product introduction or new market entry would likely place additional demands on capital and managerial resources.

Non-interest Expense

	Six Months Ended June 30,		Year Ended December 31,
	2002	2001	2001	2000	1999
		(Unaudited)
	(In Thousands)
Salaries and employee benefits	$8,329	$7,991	$15,033	$15,330	$7,761
Net occupancy expense	2,553	2,300	4,795	4,122	1,825
Advertising and affinity payments	562	178	278	4,182	2,112
Legal and professional	1,451	827	1,898	2,823	1,067
Communications and data processing	1,400	1,445	2,930	1,804	496
Franchise taxes	47	66	120	145	181
Other expense(1)	2,438	2,113	4,378	6,752	1,775

Total non-interest expense	$16,780	$14,920	$29,432	$35,158	$15,217

(1)
Other expense includes such items as courier expenses, regulatory assessments, business development expenses, due from bank charges, and other general operating expenses, none of which account for 1% or more of total interest income and non-interest income.

Non-interest expense for the six months ended June 30, 2002 increased $1.9 million, or 12.5%, compared to the same period of 2001. Salaries and employee benefits increased by $338,000 or 4.23% which accounts for 18.2% of the increase in non-interest expense.

Net occupancy expense for the six months ended June 30, 2002 increased by $253,000, or 11.0%, mainly related to the relocation of our operations center in the last quarter of 2001.

Advertising expense for the six months ended June 30, 2002 increased $384,000, or 215.7%, compared to the same period of 2001. Advertising expense for the six months ended June 30, 2002 included $289,000 of direct marketing and branding, including print ads for the traditional bank, and $273,000 for the purchase of miles related to the American Airlines AAdvantage® program. We did not purchase any miles in 2001 because the miles that we were contractually required to purchase in 2000 were sufficient to cover our mileage rewards to customers for 2001. In 2002, we are purchasing miles as we utilize them. Legal and professional expenses increased $624,000 or 75.5%, mainly related to legal expenses incurred with our non-performing loans and leases. Communications and data processing expense for the six months ended June 30, 2002 decreased $45,000, or 3.1%, due to some increased efficiencies in our communications costs.

Non-interest expense totaled $29.4 million for 2001 compared to $35.2 million in 2000, a decrease of $5.8 million, or 16.3%. Approximately $297,000, or 5.2%, of this decrease in 2001 compared to 2000 was related to salary and employee benefits. Total full time employees decreased from 234 at December 31, 2000 to 198 at December 31, 2001. The decrease was due to our realignment of staffing levels during the second quarter of 2001. Most of this decrease was due to a reduction in BankDirect employees from 40 to 13, relating to our decision to reorient the focus of BankDirect toward higher-balance depositors.

Net occupancy expense for 2001 increased $673,000 or 16.3%. The increase was primarily due to our use of all of our primary locations for the entire year, as well as the relocation of our operations center in the last quarter of the year.

Advertising expense for 2001 totaled $278,000 compared to $4.2 million in 2000. Advertising expense in 2000 included direct marketing with print and online ads, branding for the traditional bank and BankDirect, and minimum miles and co-branding related to the American Airlines AAdvantage® program. Legal and professional expense for 2001 totaled $1.9 million compared to $2.8 million in 2000. This decrease is partially due to costs incurred in 2000 related to obtaining final regulatory approval for the formation of a state chartered savings bank in connection with a possible restructuring of our operations (which we decided not to pursue), and an investment banking fee related to BankDirect. Legal and professional expenses for 2000 also included a $150,000 accrual related to legal expenses associated with the contingent liability related to the merchant card processing arrangement, which is discussed below. Communications and data processing expenses increased to $2.9 million in 2001, as compared to $1.8 million in 2000. This increase is due to the strong growth in our loans and non-interest bearing deposits, which created significantly more transactions to be processed. Included in other expenses in 2000 was a $1.8 million contingent liability related to an agreement to provide merchant card processing for a customer who ceased operations and filed for bankruptcy in December 2000. Other expenses in 2001 include a reversal of approximately $300,000 of the $1.8 million contingent liability, as the actual losses were less than the original amount accrued.

Non-interest expense totaled $35.2 million for 2000 compared to $15.2 million in 1999, an increase of 131.0%. Approximately $7.6 million, or 38.0%, of this increase was related to salary and employee benefits. Total full time employees increased from 139 at December 31, 1999 to 234 at December 31, 2000. The number of BankDirect employees increased from 14 to 40 from 1999 to 2000, accounting for 27.4% of the total increase in full-time employees. This increase was due to the continued creation of infrastructure for the traditional bank and BankDirect.

Net occupancy expense for 2000 increased $2.3 million or 126%. The increase was primarily due to our use of our Dallas and Fort Worth locations for the entire year and the establishment of our Austin and San Antonio locations during the year.

Advertising expense for 2000 totaled $4.2 million compared to $2.1 million in 1999. Advertising expense includes direct marketing with print and online ads, branding for the traditional bank and BankDirect, and co- branding and minimum mileage purchases related to the American Airlines AAdvantage® program. Legal and professional expense for 2000 totaled $2.8 million compared to $1.1 million in 1999. This increase was partially due to costs related to obtaining final regulatory approval for the formation of a state chartered savings bank mentioned above, an investment banking fee related to BankDirect, and normal legal and professional expenses related to operations. The amount also includes a $150,000 accrual related to legal expenses associated with the $1.8 million contingent liability described above. Communications and data processing expenses increased to $1.8 million in 2000, as compared to $496,000 in 1999. This increase was due to the strong growth in our loans and deposits, which created significantly more transactions to be processed. Included in other expenses in 2000 is a $1.8 million contingent liability related to the agreement to provide merchant card processing described above.

Income Taxes

We are utilizing net operating loss carryforwards for the first six months of 2002, but have expensed $1.1 million of current tax expense based on the expected effective rate for 2002.

As we incurred net operating losses for 2000 and 1999, and utilized net operating loss carryforwards for 2001, there was no current or deferred provision for income taxes in those periods. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At June 30, 2002, we had a net deferred tax asset of $3.3 million, with a reserve of $5.2 million. At December 31, 2001 and 2000, we had a net deferred tax asset of $7.0 million and $9.1 million, respectively, with a reserve equal to those amounts. Net operating loss carryforwards at June 30, 2002, December 31, 2001 and 2000 were $1.3 million, $6.3 million and $13.3 million, respectively.

Lines of Business

We operate two principal lines of business under our bank – the traditional bank and BankDirect, an Internet-only bank that is operated as a division of our bank. BankDirect, which provides a complete line of consumer deposit services but offers no credit products, has been a net provider of funds, and the traditional bank has been a net user of funds. In order to provide a consistent measure of the net interest margin for BankDirect, we use a multiple pool funds transfer rate to calculate credit for funds provided. This method takes into consideration the current market conditions during the reporting period.

During the launch of BankDirect in 1999, we incurred approximately $1.9 million in start-up expenses. In 2000, we committed significant resources to advertising and marketing for BankDirect, including approximately $1.9 million spent on AAdvantage miles and co-branded advertising with American Airlines AAdvantage. As a result, our non-interest expense related to BankDirect increased to approximately $8.7 million in 2000.

In February 2001, we reoriented BankDirect towards higher balance depositors and restructured the account fees charged by BankDirect. As a result, we reduced our non-interest expense related to BankDirect to $3.0 million for 2001. In addition, our higher fees resulted in an increase in non-interest income for 2001 to approximately $300,000 from approximately $30,000 in 2000. The historical results below illustrate the evolving role and focus of BankDirect in our business.

THE TRADITIONAL BANK
	Six Months Ended June 30,		Year Ended December 31,
	2002	2001	2001	2000	1999
		(Unaudited)
	(In Thousands, except percentage data)
Net interest income	$18,798	$15,944	$34,344	$20,860	$8,132
Provision for loan losses	1,979	2,122	5,762	6,135	2,687
Non-interest income	3,583	2,512	5,671	1,927	356
Non-interest expense	15,068	12,576	25,431	24,288	12,149

Net income (loss)	$5,334	$3,758	$8,822	$(7,636)	$(6,348)

Average assets	$1,210,787	$938,770	$1,016,301	$682,497	$196,825
Total assets	1,260,258	1,016,685	1,164,763	908,412	357,072
Return on average assets	0.89%	0.81%	0.87%	(1.12)%	(3.22)%

BANKDIRECT
	Six Months Ended June 30,		Year Ended December 31,
	2002	2001	2001	2000	1999
		(Unaudited)
	(In Thousands)
Net interest income	$810	$86	$711	$1,901	$100
Non-interest income	73	203	312	30	2
Non-interest expense	1,289	1,795	2,985	8,692	1,878

Net loss	$(406)	$(1,506)	$(1,962)	$(6,761)	$(1,776)

Analysis of Financial Condition

Loan Portfolio.    Our loan portfolio has grown at an annual rate of 1,952%, 176% and 44% in 1999, 2000 and 2001, respectively, reflecting the build-up of our lending operations. Our business plan focuses primarily on lending to middle market businesses and high net worth individuals, and accordingly, commercial and real estate loans have comprised a majority of our loan portfolio since we commenced operations, increasing from 48.4% of total loans at December 31, 1998 to 73.1% of total loans at June 30, 2002. Construction loans have decreased from 41.1% of the portfolio at December 31, 1998 to 18.0% of the portfolio at June 30, 2002. Consumer loans have decreased from 10.5% of the portfolio at December 31, 1998 to 2.3% of the portfolio at June 30, 2002. Loans held for sale, which are principally residential mortgage loans being warehoused for sale (typically within 30 days), fluctuate based on the level of customer interest in the product.

We originate substantially all of the loans in our portfolio, except in certain instances we have purchased individual leases and lease pools (primarily commercial and industrial equipment and vehicles), as well as select loan participations and USDA government guaranteed loans.

The following summarizes our loan portfolios by major category as of the dates indicated:

	Texas Capital Bancshares						Resource Bank
	At June 30,		At December 31,				At December 31, 1997
	2002	2001	2001	2000	1999	1998
		(Unaudited)
	(In Thousands)
Commercial	$452,133	$399,083	$402,302	$325,774	$152,749	$2,227	$1,119
Construction	170,271	133,647	180,115	83,931	11,565	4,554	—
Real estate	238,901	187,916	218,192	164,873	51,779	3,142	352
Consumer	21,436	50,486	25,054	36,092	10,865	1,169	61
Leases receivable	24,164	45,258	34,552	17,093	642	—	—
Loans held for sale	37,826	—	43,764	1,346	—	—	—

Total	$944,731	$816,390	$903,979	$629,109	$227,600	$11,092	$1,532

We continue to lend primarily in Texas. As of June 30, 2002, a substantial majority of the principal amount of the loans in our portfolio was to businesses and individuals in Texas. This geographic concentration subjects the loan portfolio to the general economic conditions within this area. Within the loan portfolio, loans to the services industry were $395.6 million, or 41.9%, of total loans at June 30, 2002. Other notable concentrations include $103.1 million in personal/household loans (which includes loans to certain high net worth individuals for commercial purposes and mortgage loans held for sale, in addition to consumer loans), and $124.5 million in petrochemical and mining loans. The risks created by these concentrations have been considered by management in the determination of the adequacy of the allowance for loan losses. Management believes the allowance for loan losses is adequate to cover estimated losses on loans at June 30, 2002.

Loan Maturity and Interest Rate Sensitivity at June 30, 2002

		Remaining Maturities of Selected Loans
	Total	Within 1 Year	1-5 Years	After 5 Years
	(In Thousands)
Loan maturity:
Commercial	$452,133	$220,380	$219,698	$12,055
Construction	170,271	111,214	50,001	9,056

Total	$622,404	$331,594	$269,699	$21,111

Interest rate sensitivity for selected loans with:
Predetermined interest rates	$30,969	$8,312	$20,083	$2,574
Floating or adjustable interest rates	591,435	323,282	249,616	18,537

Total	$622,404	$331,594	$269,699	$21,111

Summary of Loan Loss Experience

The provision for loan losses is a charge to earnings to maintain the reserve for loan losses at a level consistent with management’s assessment of the loan portfolio in light of current economic conditions and market trends. We recorded a provision of $2.0 million for the six months ended June 30, 2002, $5.8 million for 2001, $6.1 million for 2000, and $2.7 million for 1999. These provisions were made to reflect management’s assessment of the risk of loan losses specifically including the significant growth in outstanding loans during each of these periods.

The reserve for loan losses is comprised of specific reserves assigned to certain classified loans and general reserves. We regularly evaluate our reserve for loan losses to maintain an adequate level to absorb loan losses inherent in the loan portfolio. Factors contributing to the determination of specific reserves include the credit worthiness of the borrower, and more specifically, changes in the expected future receipt of principal and interest payments and/or in the value of pledged collateral. All loans rated doubtful and all commitments rated substandard that are at least $1,000,000 are specifically reviewed for impairment as appropriate. A reserve is recorded when the carrying amount of the loan exceeds the discounted cash flows using the loan’s initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. We consider all loans graded substandard or worse to be potential problem loans. As of June 30, 2002, there were $18.8 million in loans rated substandard or worse that are not included as non-accrual or 90 days past due and still accruing. As of December 31, 2001, there were $16.6 million in loans rated substandard or worse that are not included as non-accrual or 90 days past due and still accruing or renegotiated. For purposes of determining the general reserve, the portfolio is segregated by product types to recognize differing risk profiles among categories, and then further segregated by credit grades. Credit grades are assigned to all loans greater than $50,000. Each credit grade is assigned a risk factor, or reserve allocation percentage. These risk factors are multiplied by the outstanding principal balance and risk-weighted by product type to calculate the required reserve. A similar process is employed to calculate that portion of the required reserve assigned to unfunded loan commitments.

The reserve allocation percentages assigned to each credit grade have been developed based on an analysis of historical loss rates at selected peer banks, adjusted for certain qualitative factors, and on our management’s experience. Qualitative adjustments for such things as general economic conditions, changes in credit policies and lending standards, and changes in the trend and severity of problem loans, can cause the estimation of future losses to differ from past experience. The unallocated portion of the general reserve, which takes into account industry comparable reserve ratios, serves to compensate for additional areas of uncertainty. In addition, the reserve considers the results of reviews performed by independent third party reviewers as reflected in their confirmations of assigned credit grades within the portfolio.

The methodology used in the periodic review of reserve adequacy, which is performed at least quarterly, is designed to be dynamic and responsive to changes in actual credit losses. The changes are reflected in both the general reserve and in specific reserves as the collectibility of larger classified loans is regularly recalculated with new information. As our portfolio matures, historical loss ratios are being closely monitored. Eventually, our reserve adequacy analysis will rely more on our loss history and less on the experience of peer banks. Currently, the review of reserve adequacy is performed by executive management and presented to our board of directors for their review, consideration and ratification on a quarterly basis.

The reserve for loan losses, which is available to absorb losses inherent in the loan portfolio, totaled $12.1 million at June 30, 2002, $12.6 million at December 31, 2001, $8.9 million at December 31, 2000 and $2.8 million at December 31, 1999. This represents 1.28%, 1.39%, 1.42% and 1.22% of total loans at June 30, 2002 and at December 31, 2001, 2000 and 1999, respectively.

The table below presents a summary of our loan loss experience for the past five years.

Summary of Loan Loss Experience

	Texas Capital Bancshares							Resource Bank
	Six Months Ended June 30,		Year Ended December 31,			Inception (March 1, 1998) through December 31, 1998		January 1, 1998 through December 18, 1998		Inception through December 31, 1997
	2002	2001	2001	2000	1999
		(Unaudited)
	(In Thousands, except percentage and multiple data)
Beginning balance	$12,598	$8,910	$8,910	$2,775	$100	$—		$30		$—
Loans charged-off:
Commercial	2,000	—	1,418	—	—	—		—		—
Consumer	6	—	—	—	12	—		—		—
Leases	485	353	656	—	—	—		—		—

Total	2,491	353	2,074	—	12	—		—		—
Recoveries:
Consumer	10	—	—	—	—	—		—		—

Net charge-offs	2,481	353	2,074	—	12	—		—		—

Provision for loan losses	1,979	2,122	5,762	6,135	2,687	1		69		30
Additions due to acquisition of Resource Bank	—	—	—	—	—	99		—		—

Ending balance	$12,096	$10,679	$12,598	$8,910	$2,775	$100		$99		$30

Reserve for loan losses to loans outstanding at period-end	1.28%	1.31%	1.39%	1.42%	1.22%	0.90%		0.89%		1.96%
Net chargeoffs to average loans(1)	0.56%	0.10%	0.26%	—	0.01%	—		—		—
Provision for loan losses to average loans(1)	0.45%	0.60%	0.73%	1.44%	2.73%	1.03	%(3)	1.03	%(3)	22.72%
Recoveries to gross charge-offs	0.40%	—	—	—	—	—		—		—
Reserve as a multiple of net charge- offs	4.9x	30.3x	6.1x	—	231.3x	—		—		—
Non-performing and renegotiated loans:
Loans past due (90 days)	$—	$1,661	$384	$—	$—	$15		$—		$—
Non-accrual(2)	6,762	8,424	6,032	—	—	—		—		—
Renegotiated	—	—	5,013	—	—	—		—		—

Total	$6,762	$10,085	$11,429	$—	$—	$15		$—		$—

Reserve as a percent of non-performing and renegotiated loans	178.88%	105.89%	110.23%	—	—	666.67%		—		—

(1)	Interim period ratios are annualized.

(2)
The accrual of interest on loans is discontinued when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. When a loan is placed on non-accrual status, all previously accrued and unpaid interest is reversed. Interest income is subsequently recognized on a cash basis as long as the remaining unpaid principal amount of the loan is deemed to be fully collectible. If collectibility is questionable, then cash payments are applied to principal. If these loans had been current throughout their terms, interest and fees on loans would have increased by approximately $202,000 for the six months ended June 30, 2002 and $0 for 2001.

(3)	Percentage is calculated using the combined results of Resource Bank and TCBI for 1998.

Loan Loss Reserve Allocation

	Texas Capital Bancshares
			December 31,								Resource Bank
	June 30, 2002		2001		2000		1999		1998		December 31, 1997
	Reserve	% of Loans	Reserve	% of Loans	Reserve	% of Loans	Reserve	% of Loans	Reserve	% of Loans	Reserve	% of Loans
	(In Thousands, except percentage data)
Loan category:
Commercial	$6,261	48%	$7,549	45%	$3,136	52%	$1,428	67%	$—	20%	$—	73%
Construction	1,864	18	1,004	20	498	13	174	5	—	41	—	—
Real estate	1,826	29	1,738	29	2,250	26	499	23	—	28	—	23
Consumer	97	2	116	2	144	6	187	5	—	11	—	4
Leases	905	3	623	4	384	3	—	—	—	—	—	—
Unallocated	1,143	—	1,568	—	2,498	—	487	—	100	—	30	—

Total	$12,096	100%	$12,598	100%	$8,910	100%	$2,775	100%	$100	100%	$30	100%

Non-performing Assets

Non-performing assets include non-accrual loans and leases, accruing loans 90 or more days past due, restructured loans, and other repossessed assets. We had non-accrual loans and leases of $6,762,000, with reserves of $1,437,000, at June 30, 2002, non-accrual loans and leases of $6,032,000, with reserves of $1,213,000, at December 31, 2001, a non-accrual lease of $572,000, with a specific reserve of $277,000, at December 31, 2000 and no non-accrual loans or leases at December 31, 1999 and 1998. At June 30, 2002, one loan relationship represented $3,064,000 of total non-accruals. We have specific reserves of $545,000 related to this relationship. At June 30, 2002, our non-accrual loans and leases consisted of $3,209,000 in commercial loans, $1,665,000 in real estate loans, and $1,888,000 in leases. At December 31, 2001, our non-accrual loans and leases consisted of $5,767,000 in commercial loans and $265,000 in leases. At December 31, 2001, we had $384,000 in accruing loans past due 90 days or more. We had one loan relationship in the amount of $5,013,000 that was restructured and returned to accrual status during 2001. The restructuring included a charge-off and a principal reduction from the borrower. Interest income was recorded when it was received. Total interest collected during 2001 was approximately $830,000, which includes all of the interest related to the period when the loan was on non-accrual status. At June 30, 2002, we had $173,000 in other repossessed assets, which consist of collateral that has been repossessed.

Generally, we place loans on non-accrual when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due.

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due (both principal and interest) according to the terms of the loan agreement. Reserves on impaired loans are measured based on the present value of the expected future cash flows discounted at the loan’s effective interest rate or the fair value of the underlying collateral.

Securities Portfolio

Securities are identified as either held-to-maturity or available-for-sale based upon various factors, including asset/liability management strategies, liquidity and profitability objectives, and regulatory requirements. Held-to- maturity securities are carried at cost, adjusted for amortization of premiums or accretion of discounts. Available-for-sale securities are securities that may be sold prior to maturity based upon asset/liability management decisions. Securities identified as available-for-sale are carried at fair value. Unrealized gains or losses on available-for-sale securities are recorded as accumulated other comprehensive income in stockholders’ equity. Amortization of premiums or accretion of discounts on mortgage-backed securities is periodically adjusted for estimated prepayments.

During the six months ended June 30, 2002, we maintained an average securities portfolio of $241.1 million compared to an average portfolio of $173.8 million for the same period in 2001. We used additional securities in the first six months of 2002 to increase our earnings by taking advantage of market spreads between returns on assets and the cost of funding these assets. The June 30, 2002 portfolio was primarily comprised of mortgage-backed securities. The mortgage-backed securities in our portfolio at June 30, 2002 consisted solely of government agency mortgage-backed securities.

Our unrealized gain on the securities portfolio value increased from a loss of $507,000, which represented 0.25% of the amortized cost, at December 31, 2001, to a gain of $4.9 million, which represented 1.86% of the amortized cost, at June 30, 2002.

During 2001, we maintained an average securities portfolio of $176.0 million compared to an average portfolio of $203.0 million in 2000. The average securities portfolio was not increased in 2001 due to the strong growth in our loans. The December 31, 2001 portfolio was comprised primarily of mortgage-backed securities. The mortgage-backed securities in our portfolio at December 31, 2001 consisted primarily of government agency mortgage-backed securities.

Our unrealized loss on the securities portfolio value increased slightly from $482,000, which represented 0.23% of the amortized cost, at December 31, 2000, to $507,000, which represented 0.25% of the amortized cost, at December 31, 2001.

The average expected life of the mortgage-backed securities was 4.1 years at June 30, 2002 and 4.7 years at December 31, 2001. The effect of possible changes in interest rates on our earnings and equity is discussed under “—Interest Rate Risk Management.”

The following presents the book values and fair values of the securities portfolio at June 30, 2002 and December 31, 2001, 2000 and 1999.

	At June 30, 2002
	Amortized Cost	Fair Value
	(In Thousands)
Available-for-sale:
U.S. Treasuries	$1,798	$1,797
U.S. Government Agency	—	—
Mortgage backed securities	254,046	258,993
Other debt securities	—	—
Equity securities (1)	9,297	9,295

Total available-for-sale	$265,141	$270,085

(1)	Equity securities consist of Federal Reserve Bank stock, Federal Home Loan Bank stock, and Community Reinvestment Act funds.

	At December 31,
	2001		2000		1999
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)
Available-for-sale:
U.S. Treasuries	$1,298	$1,297	$—	$—	$—	$—
U.S. Government Agency	—	—	71,488	70,847	72,846	70,586
Mortgage backed securities	199,060	198,571	76,957	77,088	58,463	57,716
Other debt securities	—	—	31,726	31,755	31,823	31,632
Equity securities (1)	6,514	6,497	5,262	5,262	4,475	4,475

Total available-for-sale	$206,872	$206,365	$185,433	$184,952	$167,607	$164,409
Held-to-maturity:
Other debt securities	—	—	28,366	28,539	—	—
Total held-to-maturity	—	—	28,366	28,539	—	—

Total securities	$206,872	$206,365	$213,799	$213,491	$167,607	$164,409

(1)	Equity securities consist of Federal Reserve Bank stock, Federal Home Loan Bank stock, and Community Reinvestment Act funds.

The amortized cost and estimated fair value of securities are presented below by contractual maturity:

	At June 30, 2002
	Less Than One Year	After One Through Five Years	After Five Through Ten Years	After Ten Years	Total
	(In Thousands, except percentage data)
Available-for-Sale
U.S. Treasuries:
Amortized cost	$1,798	$—	$—	$—	$1,798
Estimated fair value	1,797	—	—	—	1,797
Weighted average yield	1.658%	—	—	—	1.658%
Mortgage-backed securities (1):
Amortized cost	—	2,048	36,659	215,339	254,046
Estimated fair value	—	2,106	37,213	219,674	258,993
Weighted average yield	—	5.823%	5.503%	5.731%	5.699%
Equity securities:
Amortized cost					9,297
Estimated fair value					9,295

Total available-for-sale securities:
Amortized cost					$265,141

Estimated fair value					$270,085

(1)
Actual maturities may differ significantly from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. The average expected life of the mortgage-backed securities was 4.1 years at June 30, 2002.

Deposits

We compete for deposits by offering a broad range of products and services to our customers. While this includes offering competitive interest rates and fees, the primary means of competing for deposits is convenience and service to our customers. However, our strategy to provide service and convenience to customers does not include a large branch network. Our bank offers eight banking centers, courier services, and online banking. BankDirect, the Internet division of our bank, serves its customers on a 24 hours-a-day/7 days-a-week basis solely through online banking.

Average deposits for the six months ended June 30, 2002 increased $130.8 million compared to the same period of 2001. Demand deposits, interest bearing transaction accounts, and time deposits increased by $47.6 million, $12.2 million, and $104.8 million, respectively, during the six months ended June 30, 2002 as compared to the same period of 2001. Savings accounts decreased by $33.8 million. The average cost of deposits decreased in 2002 mainly due to lower market interest rates.

Average deposits for 2001 increased $237.6 million compared to 2000. Demand deposits, interest bearing transaction accounts, savings, and time deposits increased by $51.0 million, $21.5 million, $77.3 million and $87.9 million, respectively, in 2001 compared to 2000. The average cost of deposits decreased in 2001 mainly due to lower market interest rates and BankDirect’s reorientation toward higher deposit customers and its restructuring of account fees.

Average deposits for 2000 increased $456.0 million compared to 1999. Demand deposits, interest-bearing transaction accounts, savings, and time deposits increased by $36.1 million, $15.8 million, $229.2 million and $174.9 million, respectively, in 2000 compared to 1999. The average cost of deposits increased in 2000 due to higher market interest rates. In addition, BankDirect offered higher rates during this period in order to compete with other Internet banks.

Deposit Analysis

	Average Balances
	Six Months Ended June 30,		Year Ended December 31,
	2002	2001	2001	2000	1999
	(In Thousands)
Non-interest bearing	$134,597	$87,001	$99,471	$48,483	$12,371
Interest bearing transaction	49,007	36,826	40,673	19,198	3,417
Savings	334,780	368,613	360,865	283,594	54,423
Time deposits	395,618	290,798	312,826	224,933	50,020

Total average deposits	$914,002	$783,238	$813,835	$576,208	$120,231

Uninsured deposits at June 30, 2002 were 56% of total deposits, compared to 47% of total deposits at December 31, 2001 and 36% of total deposits at December 31, 2000. Uninsured deposits as used in this presentation is based on a simple analysis of account balances over and under $100,000 and does not reflect combined ownership and other account styling that would determine insurance based on FDIC regulations.

At June 30, 2002, approximately 10% of our total deposits were comprised of a number of short-term maturity deposits from a single municipal entity. We use these funds to increase our net interest income from excess securities that we pledge as collateral for these deposits.

Maturity of Domestic CDs and Other Time Deposits in Amounts of $100,000 or More

	June 30,	December 31,
	2002	2001	2000	1999
	(In Thousands)
Months to maturity:
3 or less	$166,043	$143,264	$51,579	$19,890
Over 3 through 6	16,315	20,854	28,588	14,036
Over 6 through 12	38,060	29,491	28,739	16,213
Over 12	100,527	32,486	7,431	7,742

Total	$320,945	$226,095	$116,337	$57,881

Liquidity and Capital Resources

In general terms, liquidity is a measurement of our ability to meet our cash needs. Our objective in managing our liquidity is to maintain our ability to meet loan commitments, purchase securities or repay deposits and other liabilities in accordance with their terms, without an adverse impact on our current or future earnings. Our liquidity strategy is guided by policies, which are formulated and monitored by our senior management and our bank’s balance sheet committee, and which take into account the marketability of assets, the sources and stability of funding and the level of unfunded commitments. We regularly evaluate all of our various funding sources with an emphasis on accessibility, stability, reliability and cost-effectiveness. For the year ended December 31, 2001 and for the six months ended June 30, 2002, our principal source of funding has been our customer deposits, supplemented by our short-term and long-term borrowings, primarily from securities sold under repurchase agreements and federal funds purchased from our downstream correspondent bank relationships (which consist of banks that are considered to be smaller than our bank).

Since early 2001, our liquidity needs have primarily been fulfilled through growth in our traditional bank customer and stockholder deposits. Our goal is to obtain as much of our funding as possible from deposits of these customers and stockholders, which as of June 30, 2002, comprised $665.4 million, or 68%, of total deposits, compared to $459.6 million, or 56%, of total deposits, at June 30, 2001. These traditional deposits are generated principally through development of long-term relationships with customers and stockholders.

In addition to deposits from our traditional bank customers and stockholders, we also have access to incremental consumer deposits through BankDirect, our Internet banking facility, and through brokered retail certificates of deposit, or CDs. As of June 30, 2002, BankDirect deposits comprised $219.9 million, or 22%, of total deposits, and brokered retail CDs comprised $95.0 million, or 10%, of total deposits. Our dependence on Internet deposits and retail brokered CDs is limited by our internal funding guidelines, which as of June 30, 2002, limited borrowing from these sources to 15-25% and 10-20%, respectively, of total deposits.

Additionally, we have borrowing sources available to supplement deposits and meet our funding needs. These borrowing sources include federal funds purchased from our downstream correspondent bank relationships and from our upstream correspondent bank relationships (which consist of banks that are considered to be larger than our bank), securities sold under repurchase agreements, Treasury, tax and loan notes, and advances from the Federal Home Loan Bank, or FHLB. As of June 30, 2002, our borrowings consisted of a total of $87.7 million of securities sold under repurchase agreements, $52.1 million of downstream federal funds purchased, $2.4 million from customer repurchase agreements and $12.0 million of Treasury, tax and loan notes. Credit availability from the FHLB is based on our bank’s financial and operating condition and borrowing collateral we hold with the FHLB. At June 30, 2002, borrowings from the FHLB consisted of approximately $356,000 of term advances bearing interest at 5.28%. Our unused FHLB borrowing capacity at June 30, 2002 was approximately $284.0 million. As of June 30, 2002, none of our borrowings consisted of upstream federal funds purchased, although we had unused upstream federal fund lines available from commercial banks of approximately

$45.0 million. During the six months ended June 30, 2002, our average borrowings from these sources were 15% of average assets, which is well within our internal funding guidelines, which limit our dependence on borrowing sources to 15-25% of total assets. In accordance with our current internal guidelines, excess funding capacity is monitored and maintained at a level in excess of 25% of total assets at all times. Average borrowed funds were $176.6 million during the six month period ended June 30, 2002. The maximum amount of borrowed funds outstanding at any month-end during the first six months of 2002 was $218.8 million, or 17.9%, of total assets.

As of June 30, 2002, our contractual obligations and commercial commitments, other than deposit liabilities, were as follows:

	Within One Year	After One but within Three Years	After Three but within Five Years	After Five Years	Total
	(In Thousands)
Federal funds purchased	$52,087	$—	$—	$—	$52,087
Securities sold under repurchase agreements	—	83,215	4,500	—	87,715
Customer repurchase agreements	2,400	—	—	—	2,400
Treasury, tax and loan notes	11,971	—	—	—	11,971
FHLB borrowings	356	—	—	—	356
Operating lease obligations	2,489	4,432	4,211	6,463	17,595

Total contractual obligations	$69,303	$87,647	$8,711	$6,463	$172,124

The contractual amount of our financial instruments with off-balance sheet risk expiring by period at June 30, 2002 is presented below:

	Within One Year	After One but within Three Years	After Three but within Five Years	After Five Years	Total
	(In Thousands)
Commitments to extend credit	$209,120	$76,519	$6,017	$6,870	$298,526
Standby letters of credit	25,288	1,006	—	—	26,294

Total financial instruments with off-balance sheet risk	$234,408	$77,525	$6,017	$6,870	$324,820

Due to the nature of our unfunded loan commitments, including unfunded lines of credit, the amounts presented in the table above do not necessarily represent amounts that we anticipate funding in the periods presented above.

Our equity capital averaged $113.1 million for the six months ended June 30, 2002 as compared to $87.9 million for the same period in 2001. Our equity capital averaged $90.8 million for 2001 as compared to $82.4 million in 2000. These increases reflect our retention of net earnings during these periods. We have not paid any cash dividends on our common stock since we commenced operations and have no plans to do so in the future.

Our pro forma, actual and minimum required capital amounts and actual ratios are as follows:

	Regulatory Capital Adequacy
	Pro Forma(1)		June 30,		December 31,
	(as of June 30, 2002)		2002		2001		2000
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In Thousands, except percentage data)
Total capital (to risk-weighted assets):
Company
Actual	$154,908	14.78%	$125,605	11.99%	$117,921	11.73%	$93,968	10.98%
To be well-capitalized	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Minimum required	83,831	8.00%	83,831	8.00%	80,431	8.00%	68,448	8.00%
Excess above well-capitalized	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Excess above minimum	71,077	6.78%	41,774	3.99%	37,490	3.73%	25,520	2.98%

Bank
Actual	N/A	N/A	$117,790	11.25%	$114,551	11.39%	$82,925	9.69%
To be well-capitalized	N/A	N/A	104,738	10.00%	100,538	10.00%	85,558	10.00%
Minimum required	N/A	N/A	83,790	8.00%	80,430	8.00%	68,446	8.00%
Excess above well-capitalized	N/A	N/A	13,052	1.25%	14,013	1.39%	(2,633)	(0.31%)
Excess above minimum	N/A	N/A	34,000	3.25%	34,121	3.39%	14,479	1.69%

Tier 1 capital (to risk-weighted assets):
Company
Actual	$142,812	13.63%	$113,508	10.83%	$105,353	10.48%	$85,058	9.94%
To be well-capitalized	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Minimum required	41,916	4.00%	41,916	4.00%	40,216	4.00%	34,224	4.00%
Excess above well-capitalized	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Excess above minimum	100,896	9.63%	71,592	6.83%	65,137	6.48%	50,834	5.94%

Bank
Actual	N/A	N/A	$105,693	10.09%	$101,983	10.14%	$74,015	8.65%
To be well-capitalized	N/A	N/A	62,843	6.00%	60,323	6.00%	51,335	6.00%
Minimum required	N/A	N/A	41,895	4.00%	40,215	4.00%	34,223	4.00%
Excess above well-capitalized	N/A	N/A	42,850	4.09%	41,660	4.14%	22,680	2.65%
Excess above minimum	N/A	N/A	63,798	6.09%	61,768	6.14%	39,792	4.65%

Tier 1 capital (to average assets):
Company
Actual	$142,812	11.65%	$113,508	9.27%	$105,353	9.46%	$85,058	9.62%
To be well-capitalized	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Minimum required	49,024	4.00%	48,965	4.00%	44,545	4.00%	35,367	4.00%
Excess above well-capitalized	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Excess above minimum	93,788	7.65%	64,543	5.27%	60,808	5.46%	49,691	5.62%

Bank
Actual	N/A	N/A	$105,693	8.63%	$101,983	9.16%	$74,015	8.37%
To be well-capitalized	N/A	N/A	61,216	5.00%	55,681	5.00%	44,208	5.00%
Minimum required	N/A	N/A	48,973	4.00%	44,544	4.00%	35,366	4.00%
Excess above well-capitalized	N/A	N/A	44,477	3.63%	46,302	4.16%	29,807	3.37%
Excess above minimum	N/A	N/A	56,720	4.63%	57,439	5.16%	38,649	4.37%

(1)
Pro forma amounts assume the issuance of all shares pursuant to this prospectus for estimated net proceeds to us of approximately $29.3 million. Pro forma amounts also assume that all of the net proceeds will be received by our holding company.

Critical Accounting Policies

The Securities and Exchange Commission (“SEC”) recently issued guidance for the disclosure of “critical accounting policies.” The SEC defines “critical accounting policies” as those that are most important to the presentation of a company’s financial condition and results, and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

We follow financial accounting and reporting policies that are in accordance with generally accepted accounting principles. The more significant of these policies are summarized in Note 1 to the consolidated financial statements. Not all these significant accounting policies require management to make difficult, subjective, or complex judgments. However, the policies noted below could be deemed to meet the SEC’s definition of critical accounting policies.

Management considers the policies related to the allowance for loan losses as the most critical to the financial statement presentation. The total allowance for loan losses includes activity related to allowances calculated in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 5, “Accounting for Contingencies.” The allowance for loan losses is established through a provision for loan losses charged to current earnings. The amount maintained in the allowance reflects management’s continuing evaluation of the loan losses inherent in the loan portfolio. The allowance for loan losses is comprised of specific reserves assigned to certain classified loans and general reserves. Factors contributing to the determination of specific reserves include the credit-worthiness of the borrower, and more specifically, changes in the expected future receipt of principal and interest payments and/or in the value of pledged collateral. A reserve is recorded when the carrying amount of the loan exceeds the discounted estimated cash flows using the loan’s initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. For purposes of determining the general reserve, the portfolio is segregated by product types in order to recognize differing risk profiles among categories, and then further segregated by credit grades. See “—Summary of Loan Loss Experience” for further discussion of the risk factors considered by management in establishing the allowance for loan losses.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

We have tested goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. We performed the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 in the first quarter of 2002 and no impairment was noted.

For comparative purposes, the prior period results shown below have been adjusted to reflect the impact the change in accounting would have had if it had been adopted for the periods shown.

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2002	2001	2001	2000	1999
		(unaudited)
	(In Thousands, except per share data)
Net income (loss):
As reported	$3,377	$1,703	$5,844	$(16,497)	$(9,298)
Amortization expense	—	63	125	125	125

Net income (loss) without amortization expense	$3,377	$1,766	$5,969	$(16,372)	$(9,173)

Basic income (loss) per share:
As reported	$0.15	$0.09	$0.31	$(0.95)	$(0.61)
Excluding amortization expense	$0.15	$0.09	$0.31	$(0.94)	$(0.61)
Diluted income (loss) per share:
As reported	$0.15	$0.09	$0.30	$(0.95)	$(0.61)
Excluding amortization expense	$0.15	$0.09	$0.31	$(0.94)	$(0.61)

Quantitative and Qualitative Disclosures about Market Risk

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices.

We are subject to market risk primarily through the effect of changes in interest rates on our portfolio of assets. The effect of other changes, such as foreign exchange rates, commodity prices and/or equity prices, do not pose significant market risk to us.

The responsibility for managing market risk rests with the Balance Sheet Management Committee, which operates under policy guidelines established by our board of directors. The negative acceptable variation in net interest income due to a 200 basis point increase or decrease in interest rates is generally limited by these guidelines to +/- 10%. These guidelines also establish maximum levels for short-term borrowings, short-term assets and brokered deposits. They also establish minimum levels for unpledged assets, among other things. Compliance with these guidelines is the ongoing responsibility of the Balance Sheet Management Committee, with exceptions reported to our board of directors on a quarterly basis.

Interest Rate Risk Management

We perform a sensitivity analysis to identify interest rate risk exposure on net interest income. We quantify and measure interest rate exposure using a model to dynamically simulate the effect of changes in net interest income relative to changes in interest rates over the next twelve months based on three interest rate scenarios. These are a “most likely” rate scenario and two “shock test” scenarios.

The “most likely” rate scenario is based on the consensus forecast of future interest rates published by independent sources. These forecasts incorporate future spot rates and relevant spreads of instruments that are actively traded in the open market. The Federal Reserve’s Federal Funds target affects short-term borrowing; the prime lending rate and the London Interbank Offering Rate are the basis for most of our variable-rate loan pricing. The 30-year mortgage rate is also monitored because of its effect on prepayment speeds for mortgage-backed securities. These are our primary interest rate exposures. We are currently not using derivatives to manage our interest rate exposure.

The two “shock test” scenarios assume a sustained parallel 200 basis point increase or decrease, respectively, in interest rates. As short-term rates fell below 2.0% by the end of 2001, we could not assume interest rate changes of 200 basis points as the results in the decreasing rates scenario would be negative rates. Therefore, we are using 150 basis point variances for our “shock test” scenarios until short-term rates rise above 2.0%.

Our interest rate risk exposure model incorporates assumptions regarding the level of interest rate or changes in outstanding balances on indeterminable maturity deposits (demand deposits, interest bearing transaction accounts and savings accounts) for a given level of market rate changes. These assumptions have been developed through a combination of historical analysis and future expected pricing behavior. Changes in prepayment behavior of mortgage-backed securities, residential, and commercial mortgage loans in each rate environment are captured using industry estimates of prepayment speeds for various coupon segments of the portfolio. The impact of planned growth and new business activities is factored into the simulation model.

This modeling indicated interest rate sensitivity as follows:

	Anticipated Impact Over the Next Twelve Months as Compared to Most Likely Scenario
	150 bp Increase June 30, 2002	150 bp Decrease June 30, 2002	200 bp Increase June 30, 2001	200 bp Decrease June 30, 2001
	(In Thousands)
Change in net interest income	$4,477	$(6,250)	$3,685	$(4,901)

	Anticipated Impact Over the Next Twelve Months as Compared to Most Likely Scenario
	150 bp Increase December 31, 2001	150 bp Decrease December 31, 2001	200 bp Increase December 31, 2000	200 bp Decrease December 31, 2000
	(In Thousands)
Change in net interest income	$3,246	$(3,811)	$2,278	$(3,082)

The estimated changes in interest rates on net interest income are within guidelines established by our board of directors for all interest rate scenarios.

The simulations used to manage market risk are based on numerous assumptions regarding the effect of changes in interest rates on the timing and extent of repricing characteristics, future cash flows, and customer behavior. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and management strategies, among other factors.

We expect our balance sheet will continue to be asset sensitive over the next twelve months, which means that we will have more loans repricing than deposits over this period. This is largely due to the concentration of our assets in variable rate (rather than fixed rate) loans. If, as we expect will occur, interest rates rise in 2003, this asset-sensitivity will tend to result in an increase in our interest margin, all other factors being equal. In the event of a rising rate environment, management may choose to fund investment securities purchased with term liabilities/deposits to lock in a return. Investment securities are generally held in the “available for sale” category so that gains and losses can be realized as appropriate. At certain times, we use the “held to maturity” category if we are not planning to sell these securities before maturity.

As of June 30, 2002, the bank sourced approximately 22% of its total deposits from retail consumer deposit customers through BankDirect, our Internet banking facility. These retail consumer deposits may be more interest rate sensitive than our other deposits as a result of the extremely competitive Internet banking market.

BUSINESS

Background

We were organized in March 1998 to serve as the holding company for an independent bank managed by Texans and oriented to the needs of the Texas marketplace. Our principal founders, Joseph M. “Jody” Grant, Raleigh Hortenstine III, George F. Jones, Jr. and C. Keith Cargill, had extensive experience with the large independent Texas banks prevalent in Texas before the collapse of the independent Texas banking industry in the late 1980s. Each of our founders has over 20 years of Texas banking experience and strong community and business relationships. Based on their experience and assessment of the Texas banking environment, our founders determined that middle market businesses and high net worth individuals were not being well served by the smaller community banks and out-of-state nationwide banks that emerged to dominate the Texas banking industry after the collapse of the large independent Texas banks. As a result, they agreed that these underserved markets provided an opportunity to re-establish a large independent bank focused on the needs of the Texas marketplace.

Our founders decided that the most efficient method of building an independent bank was to acquire an existing bank and substantially increase the equity capitalization of the bank through private equity financing. The acquisition of an existing bank was attractive because it would enable us to avoid the substantial delay involved in chartering a new national or state bank, an exhaustive process which can take over a year to complete. Our predecessor bank, Resource Bank, N.A., headquartered in Dallas, had completed the chartering process and commenced operations in October 1997. Because our founders determined that it would serve as an excellent foundation for the independent Texas bank they envisioned, we acquired Resource Bank in December 1998.

Our founders also concluded that substantial equity capital was needed to enable us to compete effectively with the subsidiary banks of nationwide banking conglomerates such as NationsBank (now known as Bank of America), Chase Manhattan (now JP Morgan Chase), Bank One and Wells Fargo that had aggressively entered the Texas market. Accordingly, in June 1998, we commenced a private offering of our common stock and were successful in raising approximately $80.0 million upon completion of the offering.

Growth History

We have grown substantially in both size and profitability since our formation. The table below sets forth data regarding the growth of key areas of our business from December 1998 through June 2002.

		December 31,
	June 30, 2002	2001	2000	1999	1998
	(In Thousands)
Loans	$944,731	$903,979	$629,109	$227,600	$11,092
Assets	1,260,774	1,164,779	908,428	408,579	89,311
Deposits	980,297	886,077	794,857	287,068	16,018
Stockholders’ equity	118,043	106,359	86,197	72,912	73,186

The following table provides information about the growth of our loan portfolio by type of loan from December 1998 to June 2002.

		December 31,
	June 30, 2002	2001	2000	1999	1998
	(In Thousands)
Commercial loans	$452,133	$402,302	$325,774	$152,749	$2,227
Total real estate loans	409,172	398,307	248,804	63,344	7,696
Construction loans	170,271	180,115	83,931	11,565	4,554
Permanent real estate loans	238,901	218,192	164,873	51,779	3,142
Equipment leases	24,164	34,552	17,093	642	—
Consumer loans	21,436	25,054	36,092	10,865	1,169

Our Senior Management

Our senior management team has over 105 years of combined experience in the banking industry. The banking experience of each of our senior managers is set forth below:

Joseph M. “Jody” Grant is our Chairman and Chief Executive Officer.    Mr. Grant has served in these positions since our formation in 1998. Mr. Grant has been involved in banking for most of his 40 year business career. Mr. Grant began his banking career with Citibank in New York City in 1961. After receiving a Ph.D. degree in 1970 in finance and economics from The University of Texas at Austin, Mr. Grant joined Texas Commerce Bank, Houston as Senior Vice President and Economist. At Texas Commerce Bank, Mr. Grant led the effort that formed Texas Commerce Bancshares. He was the architect of the expansion strategy of the company and a key member of the team that was responsible for the company’s first 35 acquisitions (Texas Commerce Bancshares was subsequently acquired by Chemical Bank, New York, and is now known as Chase Bank, Texas, a subsidiary of JP Morgan Chase). In 1975, Mr. Grant joined Texas American Bancshares, Inc. as President of its lead bank, Texas American Bank/Fort Worth. In 1982, he was named Chairman and Chief Executive Officer of Texas American Bank/Fort Worth and in 1986 he was named Chairman and Chief Executive Officer of Texas American Bancshares, Inc., then the sixth largest bank holding company in Texas. During his tenure at Texas American Bancshares, Mr. Grant was involved in all aspects of the company’s operations and served on its board of directors until leaving the company in 1990. He served as Electronic Data Systems’ Executive Vice President and Chief Financial Officer, and as a member of its board of directors, from November 1990 until March 1998, when he founded our company. Mr. Grant is the author of two books: The Development of State Chartered Banking in Texas (Bureau of Business Research, The University of Texas at Austin, 1978) and The Great Texas Banking Crash: An Insider’s Account (University of Texas Press, 1996). Mr. Grant received the 2001 Community Banker of the Year award from the American Banker, the daily newspaper of the financial services industry. In addition, in 2002, Mr. Grant was awarded the Ernst & Young regional Entrepreneur of the Year award for the Northern Texas/Arkansas/Oklahoma region in the financial services category.

Raleigh Hortenstine III is our President.    Mr. Hortenstine has served as our President since our formation in 1998. Mr. Hortenstine has over 30 years of broad based experience in the banking profession. He began his banking career at Republic National Bank of Dallas in 1969 as a Credit Analyst. In 1981, he became Executive Vice President of Republic National Bank’s Funds Management Department. He was the youngest Executive Vice President in the Republic National Bank’s history. In 1982, he was elevated to Managing Director of the Funds Management Group responsible for the bank’s global funding operation, its entire investment portfolio and all of the bank’s global trading and distribution capabilities. In 1987, Republic Bank merged with InterFirst Bank and formed First Republic Bank, and Mr. Hortenstine’s responsibilities were further expanded to include all of the funding operations of First Republic Bank. In 1988, First Republic Bank was acquired by NCNB, which later became NationsBank. Mr. Hortenstine was retained by the newly formed NCNB Texas organization as Corporate Executive Vice President over all funds management activities. In 1991, he became Chairman of NationsBank Capital Markets, Inc. and Executive Vice President over all NationsBank securities trading and distribution activities. In 1995, after more than 25 years in Dallas, Mr. Hortenstine was transferred to NationsBank headquarters in Charlotte, North Carolina where his responsibilities were expanded to include the management of NationsBanc Investments, Inc., the company’s full-service retail broker/dealer with over 500 retail brokers in numerous branch locations.

George F. Jones, Jr. is the President and Chief Executive Officer of our bank.    Mr. Jones has served as President and Chief Executive Officer of our bank since its inception in December 1998. Mr. Jones has been a banker for virtually all of his 35 year business career. In 1967, he began his banking career at Mercantile National Bank in Dallas, where he became Vice President and Manager of Financial Institutions. Mr. Jones joined Texas American Bank/Dallas in 1980, and served as President and Chief Executive Officer from 1982 to 1986. In 1986, Mr. Jones joined NorthPark National Bank in Dallas as President and Chief Executive Officer, and served as President of NorthPark National Corporation, the parent company of NorthPark National Bank. In 1993, NorthPark National Bank, one of the largest independent banks in Texas at that time, sold its business operations to Comerica Bank—Texas, a subsidiary company of Comerica, Inc., a $30 billion bank holding company headquartered in Detroit, Michigan. Mr. Jones joined Comerica as Executive Vice President and Manager of Corporate Banking where he supervised a commercial loan portfolio of nearly $1 billion. In 1995, he left Comerica Bank—Texas to devote his full time to the acquisition of a commercial finance division of a Fortune 500 company. In March 1995, Mr. Jones co-founded Mack Financial Group, Inc., a financial investment company, and served as its Vice President, until 1997, when Mr. Jones became an organizer, stockholder, and Chairman of the Board of Directors of Resource Bank, our predecessor bank.

C. Keith Cargill is our bank’s Chief Lending Officer.    Mr. Cargill has served as an Executive Vice President and the Chief Lending Officer of our bank since its inception in December 1998. Mr. Cargill has more than 20 years of banking experience. He began his banking career at Texas American Bank in 1977, where he was the manager of the national corporate lending division of the flagship bank in Fort Worth. In 1985, Mr. Cargill became President and Chief Executive Officer of Texas American Bank/Riverside, Ft. Worth In 1989, Mr. Cargill joined NorthPark National Bank as an Executive Vice President and Chief Lending Officer. When NorthPark sold its business operations to Comerica Bank in 1993, Mr. Cargill joined Comerica as Senior Vice President and middle market banking manager. In March 1995, Mr. Cargill co-founded Mack Financial Group, Inc., a financial investment company, and served as its Executive Operating Officer. Since 1995, he has served as President of Cargill Lakes, Inc., a privately owned venture capital investment company.

The Texas Market

The Texas marketplace has historically been served by independent Texas banks. In 1986, all ten of the largest banks with operations in Texas were headquartered in Texas. Bankers often spent their entire careers working in Texas-based banks in a single community. As a result, their knowledge of the community was based on years of experience providing banking services to businesses and prominent individuals. The business and personal relationships of these bankers within the community often spanned many years. The banking crisis of the late 1980s changed the Texas banking industry dramatically. The collapse of the Texas energy industry spurred by the precipitous decline in the price of oil beginning in 1986, combined with the collapse of the Texas real estate market, caused virtually every bank and thrift in Texas to experience severe financial difficulty as the value of the collateral for their real estate and energy loans plummeted.

By 1993, nine of the ten largest commercial banks in Texas had been closed by federal regulators or sold to out-of-state bank conglomerates, due in significant part to these difficulties. A number of large independent Texas banks became branches of out-of-state nationwide banks. It is our perception that these nationwide banks focused their Texas operations more on retail consumer banking clients and large commercial clients with revenues over $250 million and reduced their emphasis on the established banking relationships with middle market businesses and high net worth individuals that had been built over years of experience by the bankers of the independent Texas banks. Many of these experienced bankers with established relationships in their communities left the banking industry, joined smaller community banks and thrifts or the nationwide, out-of state banks that had entered the Texas market following the economic crisis of the 1980s. Today, Texas’ four largest banking organizations by deposits are headquartered outside of Texas and approximately 54% of total deposits in the state are controlled by out-of-state organizations. We believe that many middle market companies and high net worth individuals are interested in banking with a company headquartered in, and with decision-making authority based in, Texas and with established Texas bankers who have the expertise to act as trusted advisors to the customer with regard to its banking needs. Our banking centers, which are serviced by experienced bankers with lending expertise in the specific industries found in their market areas and established community ties, can offer these customers responsive, personalized service. We believe that, if we service these customers properly, we will be able to establish long-term relationships and provide multiple products to our customers, thereby enhancing our profitability.

We believe that the Texas economy presents an attractive opportunity to build an independent bank managed by Texans and oriented to the needs of the Texas economic marketplace. The population of Texas in 2001 was estimated at 21.1 million, making it the second most populous state in the country. From 1990 to 2001, the population of Texas grew by approximately 4.2 million, representing a 24.5% increase. Approximately 85% of the residents of Texas live in metropolitan areas and population growth in metropolitan areas accounted for approximately 91% of the increase in population from 1990 to 2000. In terms of population, Texas is expected to be among the ten fastest growing states in the U.S. over the period from 2001 to 2006, and the third fastest growing state of the ten most populous states over that period. In addition, average 2001 per capita income of $26,430 in our target markets (the five largest metropolitan markets in the state of Texas) was above the U.S. average and is expected to grow faster than any of the ten largest metropolitan statistical areas in the U.S. for the period 2001 to 2006. The Texas banking markets have grown over the past five years, with statewide deposits increasing from $184.2 billion in 1996 to $243.4 billion in 2001, representing a compounded annual growth rate of 5.74%, compared to 5.38% nationally. The Texas economy has diversified substantially from its energy-driven economy of the 1970s and 1980s to include a greater diversification among industries such as services, technology and manufacturing. Accordingly, we expect that the local Texas markets will grow faster than most in the U.S. with less volatility than experienced in the past, providing opportunities for above-average growth and potential profitability for us. Although current estimates of future economic and demographic data may indicate a favorable trend, there is no assurance that the actual results will follow those trends, especially as the Texas market may be subject to unexpected economic downturns.

Business Strategy

Utilizing the strong business and community ties of our management and their extensive banking experience, our strategy is to build an independent bank that focuses primarily on middle market business customers and high net worth individual customers in each of the major metropolitan markets of Texas. To achieve this, we seek to implement the following strategies:

•	Target the attractive middle market business and high net worth individual market segments;

•	Focus our business development efforts on the key major metropolitan markets in Texas;

•	Grow our loan and deposit base in our existing markets by hiring additional experienced Texas bankers and opening select, strategically-located banking centers;

•	Improve our financial performance through the efficient management of our infrastructure and capital base, which includes:

•	leveraging our existing infrastructure to support a larger volume of business;

•	tight internal approval processes for capital and operating expenses; and

•	extensive use of outsourcing to provide cost-effective operational support with service levels consistent with large-bank operations;

•	Continue to use BankDirect as a way to diversify our funding sources by attracting retail deposits on a nationwide basis; and

•	Expand our geographic reach and business mix by hiring qualified local bankers, establishing select banking locations and completing selective acquisitions in new markets.

Target the attractive middle market business and high net worth individual market segments.

Our business strategy concentrates on business customers with annual revenues between $5 million and $250 million, commonly referred to as “middle market” businesses, and high net worth individual customers, which we generally define as individuals with net worth in excess of $1 million. We believe these core customers are currently underserved in Texas. It is our perception that the Texas operations of the large nationwide banks generally do not emphasize middle market businesses or high net worth individuals, preferring instead to focus on retail consumer banking clients and large commercial clients with revenues over $250 million. Smaller community banks, savings and loans, and credit unions tend to focus on residential mortgage loans, consumer loans and retail deposit accounts. Virtually all of the large independent Texas banks that historically served middle market businesses and high net worth individuals failed or were purchased by large nationwide banks during the Texas banking crisis of the late 1980s. As a result of these market developments, we believe we can operate successfully by focusing on middle market businesses and high net worth individuals. These customers generally have the size and sophistication to demand customized products and services, which we believe our bankers are well-equipped to understand and respond to due to their experience and personal relationships with their clients. We believe that a significant amount of the growth we have experienced has been due to our concentration on this underserved segment of the marketplace. By continuing our focus on these customers, we expect to continue to grow in our current market areas and to compete successfully as we enter new metropolitan market areas.

Focus our business development efforts on the key metropolitan markets in Texas.

The established relationships of our bankers tend to be centered on the large metropolitan areas that were the core business markets of the large independent Texas banks before the collapse of the Texas banking industry. In addition, these metropolitan areas offer high concentrations of our core middle market business and high net worth individual customers. We also believe the diverse nature of the middle market business communities in large Texas metropolitan markets provides us with a broad, diverse customer base that will allow us to spread our lending risks throughout a number of different borrowers and industries. As a result, we intend to focus our development efforts on these market areas. We believe that, as a result of our focus on middle market businesses and high net worth individuals and the existing relationships of our bankers with these core customers, we have a competitive advantage in the major metropolitan market areas that will enable us to compete successfully in these markets.

Grow our loan and deposit base in our existing markets by hiring additional experienced bankers and opening select strategically located banking centers.

We believe that the experience and personal relationships of our bankers provide a competitive advantage and are a critical factor in our ability to grow our business. The personal relationships of our bankers increase our opportunities to market our products and services to existing customers and obtain new customers, particularly among our core middle market business and high net worth individual customers in our markets. We believe that the experience of our bankers allows them to better appreciate and anticipate the needs and demands of our customers. We provide our bankers with substantial latitude regarding their customers and, as much as possible, we attempt to allow local bankers to resolve issues that arise. This reinforces the relationship between our banker and the customers and enables us to better benefit from our bankers’ knowledge of the customers, their industry and their community. We intend to continue to hire bankers with extensive banking, community and personal relationships, particularly in market areas where we do not have an established presence. We also intend to use the knowledge and experience of our bankers in our market areas to identify potential new lending relationships.

By leveraging the experience and relationships of our bankers, we believe we will be able to broaden our relationships with our existing customers, establish new customer relationships and establish a banking presence in new market areas and industries.

Improve our financial performance through the efficient management of our infrastructure and capital base, which includes:

•	leveraging our existing infrastructure to support a larger volume of business

We have made significant investments in our infrastructure in order to centralize many of our critical operations, such as credit policy, finance, data processing and loan application processing. We believe that our existing infrastructure can accommodate substantial additional growth without substantial additional capital expenditures. We also believe that the centralization of our administrative operations enables us to maximize efficiency through economies of scale without jeopardizing the personal relationships of our bankers with their customers.

•	tight internal approval processes for capital and operating expenses

We maintain stringent cost control practices and policies to increase the efficiency of our operations. A significant part of the annual bonuses we pay our managers is based on the extent to which they are successful in containing expenses and increasing efficiency. In addition, all salary increases and capital expenditures in excess of $25,000 are reviewed by a committee comprised of our senior management. Capital expenditures in excess of $10,000 must be approved by our chief financial officer.

•	extensive use of outsourcing to provide cost-effective operational support with service levels consistent with large-bank operations

We use outside service providers where they can increase the efficiency of our operations. Currently, our loan documentation, data processing and bank operations, and almost all our internal, regulatory and audit examinations, are provided by outside service providers. We intend to continue to review our operations to determine where we can contain costs by using third party service providers.

Continue to use BankDirect as a way to diversify our funding sources by attracting deposits on a nationwide basis.

We currently use BankDirect as a source of retail deposits to fund our lending activities. We believe our repositioning of BankDirect in February 2001 resulted in our depositors holding substantially higher balances in their accounts. We intend to continue to use BankDirect to attract attractive depositors that retain higher balances in their accounts.

Expand our geographic reach and business mix by hiring qualified bankers, establishing select banking locations and completing selective acquisitions.

We intend to expand our business by hiring experienced bankers in our current market areas and in new market areas. We believe that hiring bankers in our current market areas will augment our business by providing us with access to established relationships with potential new customers and industries in our current market areas. In addition, hiring experienced bankers in other markets can enable us to enter new market areas with an established presence and existing relationships in that market area. Selective acquisitions of other banks or the addition of select banking locations can also allow us to expand and grow our business. Acquisitions of banks that have lower ratios of loans to deposits than us can also allow us to significantly increase our net deposits, increasing our ability to make loans to our core customers. Expanding our banking network into an underserved area may also allow us to increase our deposits and fund our lending activities. Although we do not have any current commitments with respect to acquisitions or additional banking locations, we believe that acquisitions and the establishment of select banking locations are potentially available in our existing market areas and in new market areas and we intend to pursue such opportunities in the future.

Products and Services

We offer a variety of loan, deposit account and other financial products and services to our customers. At June 30, 2002, we maintained approximately 15,900 deposit accounts and 2,300 loan accounts. At June 30, 2002, approximately $842 million of our outstanding loans, representing approximately 89% of our funded loans, were made to business customers.

Business Customers.    We offer a full range of products and services oriented to the needs of our business customers, including:

•	commercial loans for working capital and to finance internal growth, acquisitions and leveraged buyouts;

•	permanent real estate and construction loans;

•	equipment leasing;

•	cash management services;

•	trust and escrow services;

•	letters of credit; and

•	business insurance products.

Individual Customers.    We also provide complete banking services for our individual customers, including:

•	personal trust and wealth management services;

•	certificates of deposit;

•	interest-bearing and non-interest bearing checking accounts with optional features such as Visa® debit/ATM cards and overdraft protection;

•	traditional savings accounts;

•	consumer loans, both secured and unsecured;

•	mortgages and home equity loans;

•	branded Visa® credit card accounts, including gold-status accounts; and

•	personal insurance products.

Lending Activities

We target our lending to middle market businesses and high net worth individuals that meet our credit standards. The credit standards are set by our standing Credit Policy Committee with the assistance of our Chief Credit Officer, who is charged with ensuring that credit standards are met by loans in our portfolio. Our Credit Policy Committee is comprised of senior bank officers including the President of our bank, our Chief Lending Officer and our Chief Credit Officer. Our credit standards for commercial borrowers reference numerous criteria with respect to the borrower, including historical and projected financial information, strength of management, acceptable collateral and associated advance rates, and market conditions and trends in the borrower’s industry. In addition, prospective loans are also analyzed based on current industry concentrations in our loan portfolio to prevent an unacceptable concentration of loans in any particular industry. We believe our credit standards are similar to the standards generally employed by large nationwide banks in the markets we serve. We believe that we differentiate our bank from its competitors by focusing on and aggressively marketing to our core customers and accommodating, to the extent permitted by our credit standards, their individual needs.

We generally extend variable rate loans in which the interest rate fluctuates with a predetermined indicator such as the United States prime rate or the London Inter-Bank Offered Rate. Our use of variable rate loans is designed to protect us from risks associated with interest rate fluctuations since the rates of interest earned will automatically reflect such fluctuations. As of June 30, 2002, approximately 91% of the loans by outstanding principal balance in our portfolio were variable rate loans.

Commercial Loans.    Our commercial loan portfolio is comprised of lines of credit for working capital and term loans to finance equipment and other business assets. Our lines of credit for working capital generally are renewed on an annual basis and our term loans generally have terms of two to five years. Our lines of credit and term loans typically have floating interest rates. Commercial loans can contain risk factors unique to the business of each customer. In order to mitigate these risks and better serve our customers, we seek to gain an understanding of the business of each customer and the reliability of their cash flow, so that we can place appropriate value on collateral taken and structure the loan to maintain collateral values at appropriate levels. In analyzing credit risk, we generally focus on the business experience of our borrowers’ management. We prefer to lend to borrowers with an established track record of loan repayment and predictable growth and cash flow. Our energy production loans are usually collateralized with proven reserves and have amortization schedules that extend for one-half of the projected life plus one year of the proven reserves. We also rely on the experience of our bankers and their relationships with our customers to aid our understanding of the customer and its business. Our lines of credit typically are limited to a percentage of the value of the assets securing the line. Lines of credit typically are reviewed annually and are supported by accounts receivable, inventory and equipment. Depending on the risk profile of the borrower, we may require periodic aging of receivables, as well as borrowing base certificates representing current levels of inventory, equipment, and accounts receivables. Our term loans are typically also secured by the assets of our clients’ businesses. Commercial borrowers are required to provide updated personal and corporate financial statements at least annually. At June 30, 2002, funded commercial loans totaled approximately $452.1 million, approximately 47.9% of our total funded loans.

Permanent Real Estate Loans.    Approximately one half of our permanent real estate loan portfolio is comprised of loans secured by commercial properties occupied by the borrower. We also provide temporary financing for commercial and residential property. Our permanent real estate loans generally have terms of five to seven years. We generally avoid long-term loans for commercial real estate held for investment. Our permanent real estate loans have both floating and fixed rates. Depending on the financial situation of the borrower, we may require periodic appraisals of the property to verify the ongoing quality of our collateral. At June 30, 2002, funded permanent real estate loans totaled approximately $238.9 million, approximately 25.3% of our total funded loans.

Construction Loans.    Our construction loan portfolio consists primarily of single-family residential properties and commercial projects used in manufacturing, warehousing, service or retail businesses. Our construction loans generally have terms of one to three years. We typically make construction loans to developers, builders and contractors that have an established record of successful project completion and loan repayment. We closely monitor the status of each construction loan and the underlying project throughout its term. These loans typically have floating rates and commitment fees. Typically, we require full investment of the borrower’s equity in construction projects prior to releasing our funds. Generally, we do not allow our borrowers to recoup their equity from the sale proceeds of finished units until we have recovered our funds on the overall project. We use a title company to disburse periodic draws from the construction loan to attempt to avoid title problems at the end of the project. At June 30, 2002, funded construction real estate loans totaled approximately $170.3 million, approximately 18.0% of our total funded loans.

Equipment Leases.    We provide equipment financing in the form of capital and operating leases. Our lease financings generally have terms of three to five years. The leases are secured by the equipment purchased with the lease financing. Interest rates are generally fixed and based on the actual depreciation of the collateral equipment. At June 30, 2002, funded equipment lease financings totaled approximately $24.2 million, approximately 2.6% of our total funded loans.

Letters of Credit.    We issue standby or performance letters of credit, and can service the international needs of our clients through correspondent banks. At June 30, 2002, our commitments under letters of credit totaled approximately $26.3 million.

Consumer Loans.    Our consumer loan portfolio consists of personal lines of credit and loans to acquire personal assets such as automobiles and boats. Our personal lines of credit generally have terms of one year and our term loans generally have terms of three to five years. Our lines of credit typically have floating interest rates. We generally require assets as collateral for consumer loans, but if the financial situation of the customer is sufficient, we will grant unsecured lines of credit. We also examine the personal liquidity of our individual borrowers, in some cases requiring agreements to maintain a minimum level of liquidity, to insure that the borrower has sufficient liquidity to repay the loan. Due to low levels of profitability, interest rate risks and collateral risks, we do not consider secured consumer loans, such as automobile loans, a core part of our business. Our rates are generally substantially higher than the rates offered by other providers of these loans. At June 30, 2002, funded consumer loans totaled approximately $21.4 million, approximately 2.3% of our total funded loans. Of these funded consumer loans, approximately $6.5 million are not secured by specific collateral or are unsecured, representing approximately 30.1% of our total funded consumer loans.

We infrequently make consumer residential real estate loans consisting primarily of first and second mortgage loans for residential properties. We do not retain long-term, fixed rate residential real estate loans in our portfolio due to interest rate and collateral risks and low levels of profitability. We do not consider consumer residential real estate loans a core part of our business. Our rates are generally substantially higher than the rates offered by other providers of these loans.

We maintain a diversified loan portfolio and do not focus on any particular industry or group of related industries. Credit policies and underwriting guidelines are tailored to address the unique risks associated with each industry represented in the portfolio. The table below sets forth information regarding the distribution of our funded loans among various industries at June 30, 2002.

	Funded Loans
	Amount	Percent of Total
	(Dollars In Thousands)
Agriculture	$9,953	1.0%
Contracting	88,546	9.4%
Government	5,217	0.5%
Manufacturing	71,106	7.5%
Personal/household	103,053	10.9%
Petrochemical and mining	124,460	13.2%
Retail	13,063	1.4%
Services	395,557	41.9%
Wholesale	56,418	6.0%
Investors and investment management companies	77,358	8.2%

Total	$944,731	100.0%

Loans extended to borrowers within the contracting industry are composed largely of loans to land sub-dividers and developers and to both heavy construction and general commercial contractors. Many of these loans are secured by real estate properties, the development of which is being funded by our bank’s financing. Loans extended to borrowers within the petrochemical and mining industries are predominantly loans to finance the exploration and production of petroleum and natural gas. These loans are generally secured by proven petroleum and natural gas reserves. Personal/household loans include loans to certain high net worth individuals for commercial purposes and mortgage loans held for sale, in addition to consumer loans. Loans extended to borrowers within the services industries include loans to finance working capital and equipment, as well as loans to finance investment and owner-occupied real estate. Significant trade categories represented within the services industry include, but are not limited to, real estate services, financial services, leasing companies, transportation and communication, and hospitality services. Borrowers represented within the real estate services category are largely owners and managers of both residential and non-residential commercial real estate properties.

We make loans that are appropriately collateralized under our credit standards. Over 90% of our funded loans are secured by collateral. The table below sets forth information regarding the distribution of our funded loans among various types of collateral at June 30, 2002.

	Funded Loans
	Amount	Percent of Total
	(Dollars In Thousands)
Business assets	$190,071	20.1%
Energy	106,450	11.3%
Highly liquid assets	98,673	10.4%
Real property	398,068	42.2%
Rolling stock	24,226	2.6%
Unsecured	86,310	9.1%
U. S. Government guaranty	25,339	2.7%
Agricultural assets	167	<0.1%
Other assets	15,427	1.6%

Total	$944,731	100.0%

Deposit Products

We offer a variety of deposit products to our core customers at interest rates that are competitive with other banks. Our business deposit products include commercial checking accounts, lockbox accounts, cash concentration accounts, and other cash management products. Our consumer deposit products include checking accounts, savings accounts, money market accounts and certificates of deposit. We also allow our consumer deposit customers to access their accounts, transfer funds, pay bills and perform other account functions over the Internet and through ATM machines. At June 30, 2002, we maintained approximately 7,700 deposit accounts at our traditional bank, representing approximately $760.4 million in total deposits.

BankDirect

BankDirect, our Internet banking website, operates as a division of our bank. It provides a valuable source of deposit funds. As of June 30, 2002, BankDirect had a total of approximately 8,200 existing deposit accounts containing total deposits of approximately $219.9 million.

BankDirect provides a complete line of consumer deposit products at attractive interest rates primarily to large depositors. We do not currently nor do we currently intend to offer loans or other credit products through BankDirect. The Internet-based approach of BankDirect allows our customers to conduct banking activities from any computer that has access to the Internet and a secure web browser. Its deposit products and services include interest bearing checking, savings and money market accounts and certificates of deposit. BankDirect customers can direct payments, transfer funds and perform other account functions through a secure web browser. In addition, customers can access their accounts at any ATM machine. All banking transactions are encrypted and all transactions are routed to and from an Internet server within our security system.

Trust and Asset Management

Our trust services include investment management, personal trust and estate services, custodial services, retirement accounts and related services. Our investment management professionals work with our clients to define objectives, goals and strategies for their investment portfolios. We assist the client with the selection of an investment manager and work with the client to tailor the investment program accordingly. Our trust and estate account administrators work with our clients and their attorneys to establish their estate plans. We work closely with our clients and their beneficiaries to ensure that their needs are met and to advise them on financial matters. When serving as trustee or executor, we often structure and oversee investment portfolios. We also provide our clients with custodial services for the safekeeping of their assets. Consistent with our focus on relationship building, we emphasize a high level of personal service in our trust area, including prompt collection and reinvestment of interest and dividend income, daily valuation, tracking of tax information, customized reporting and ease of security settlement. We also offer retirement products such as individual retirement accounts and administrative services for retirement vehicles such as pension and profit sharing plans.

Insurance and Investment Services

Texas Capital Bank Wealth Management Services, Inc. was formed as a wholly-owned subsidiary of our bank in April 2002. Texas Capital Bank Wealth Management Services brokers corporate and personal property and casualty insurance as well as group health and life insurance products to individuals and businesses. We anticipate that it will also seek to offer limited securities brokerage services in the future.

Employees

As of June 30, 2002, we had 200 full-time employees, 111 of whom were officers of our bank. None of our employees is represented by a collective bargaining agreement and we consider our relations with our employees to be good.

Properties

As of June 30, 2002, we conducted business at eight full service banking locations and one operations center. Our operations center houses our loan and deposit operations and the BankDirect call center. We lease the space in which our banking centers and the operations call center are located. These leases expire between July 2002 and September 2012, not including any renewal options that may be available. At this time, based on our leased space we believe we have sufficient leased space to accommodate our planned growth over the next two to three years without requiring further expansion.

The following table sets forth the location of our executive offices, operations center and each of our banking centers.

Type of Location	Address

Executive offices, banking location	2100 McKinney Avenue Suite 900 Dallas, Texas 75201

Operations center	6060 North Central Expressway Suite 800 Dallas, Texas 75206

Banking location	4230 Lyndon B. Johnson Freeway Suite 100 Dallas, Texas 75244

Banking location	5910 North Central Expressway Suite 150 Dallas, Texas 75206

Banking location	5800 Granite Parkway Suite 150 Plano, Texas 75024

Banking location	777 Main Street Suite 1110 Fort Worth, Texas 76102

Motor banking location	400 East Belknap Street Fort Worth, Texas 76102

Banking location	600 Congress Avenue Suite 250 Austin, Texas 78701

Banking location	745 East Mulberry Street Suite 150 San Antonio, Texas 78212

Legal Proceedings

We are not involved in any pending legal proceedings other than legal proceedings occurring in the ordinary course of business. Management believes that none of these legal proceedings, individually or in the aggregate, will have a material adverse impact on our results of operations or financial condition.

REGULATION AND SUPERVISION

Current banking laws contain numerous provisions affecting various aspects of our business. As a bank, Texas Capital Bank is subject to federal banking laws and regulations that impose specific requirements on and provide regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended for the protection of depositors, the deposit insurance funds of the Federal Deposit Insurance Corporation or FDIC, and the banking system as a whole, rather than for the protection of our stockholders. Banking regulators have broad enforcement powers over bank holding companies and banks and their affiliates, including the power to impose large fines and other penalties for violations of laws and regulations. The following is a brief summary of laws and regulations to which we are subject.

National banks such as our bank are subject to examination by the Office of the Comptroller of the Currency, or the OCC. Deposits in a national bank are insured by the FDIC up to a maximum amount (generally $100,000 per depositor). The OCC and the FDIC regulate or monitor all areas of a national bank’s operations, including security devices and procedures, adequacy of capitalization and loss reserves, loans, investments, borrowings, deposits, mergers, issuances of securities, payment of dividends, interest rate risk management, establishment of branches, corporate reorganizations, maintenance of books and records, and adequacy of staff training to carry on safe lending and deposit gathering practices. The OCC requires national banks to maintain capital ratios and imposes limitations on its aggregate investment in real estate, bank premises and furniture and fixtures. National banks are currently required by the OCC to prepare quarterly reports on their financial condition and to conduct an annual audit of their financial affairs in compliance with minimum standards and procedures prescribed by the OCC.

Restrictions on Dividends

We are a holding company and our primary source of funding to pay dividends, if any, in the future is our bank. Our bank is subject to the dividend restrictions imposed by the OCC. Under such restrictions, national banks may not, without the prior approval of the OCC, declare dividends in excess of the sum of the current year’s net profits plus the retained net profits from the prior two years, less any required transfers to surplus. As of June 30, 2002, our bank could not pay any dividends under this test without prior OCC approval. In addition, under the Federal Deposit Insurance Corporation Improvement Act of 1991, our bank may not pay any dividend if it is, or if such payment would cause it to become, undercapitalized.

It is the policy of the Federal Reserve, which regulates bank holding companies such as ours, that bank holding companies should pay cash dividends on common stock only out of operating income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries.

If, in the opinion of the applicable federal bank regulatory authority, a depository institution or holding company is engaged in or is about to engage in an unsound practice (which could include the payment of dividends), such authority may require, generally after notice and hearing, that such institution or holding company cease and desist such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s or holding company’s capital base to an inadequate level would be such an unsafe banking practice.

Supervision by the Federal Reserve

We operate as a bank holding company registered under the Bank Holding Company Act, and, as such, we are subject to supervision, regulation and examination by the Federal Reserve. The Bank Holding Company Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Because we are a legal entity separate and distinct from our bank, our right to participate in the distribution of assets of our bank upon its liquidation or reorganization will be subject to the prior claims of the bank’s creditors. In the event of a liquidation or other resolution of our bank, the claims of depositors and other general or subordinated creditors of the bank are entitled to a priority of payment over the claims of holders of any obligation of the bank to its stockholders, including us or our stockholders or creditors.

Support of Subsidiary Banks

Under Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary in order for it to be accepted by the regulators.

In the event of a bank holding company’s bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the bankruptcy trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

Capital Adequacy Requirements

The federal bank regulators have adopted a system using risk-based capital guidelines to evaluate the capital adequacy of banking organizations. Under the guidelines, specific categories of assets and off-balance sheet assets such as letters of credit are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a “risk weighted” asset base. The guidelines require a minimum total risk-based capital ratio of 8% (of which at least 4% is required to consist of Tier 1 capital elements).

In addition to the risk-based capital guidelines, the federal bank regulators use a leverage ratio as an additional tool to evaluate the capital adequacy of banking organizations. The leverage ratio is a company’s Tier 1 capital divided by its average total consolidated assets. Banking organizations must maintain a minimum leverage ratio of at least 3%, although most organizations are expected to maintain leverage ratios that are at least 100 basis points above this minimum ratio.

The federal banking agencies’ risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. The capital guidelines also provide that banking organizations experiencing significant internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. In addition, the regulations of the bank regulators provide that concentration of credit risks arising from non-traditional activities, as well as an institution’s ability to manage these risks, are important factors to be taken into account by regulatory agencies in assessing an organization’s overall capital adequacy.

Transactions with Affiliates and Insiders

Our bank is subject to Section 23A of the Federal Reserve Act which places limits on the amount of loans or extensions of credit to, or investments in, or other transactions with, affiliates that it may make. In addition, extensions of credit must be collateralized by Treasury securities or other collateral in prescribed amounts. It also limits the amount of advances to third parties which are collateralized by our securities or obligations or the securities or obligations of any of our non-banking subsidiaries.

Our bank also is subject to Section 23B of the Federal Reserve Act, which, among other things, prohibits an institution from engaging in transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated companies. We are subject to restrictions on extensions of credit to executive officers, directors, principal stockholders, and their related interests. These restrictions contained in the Federal Reserve Act and Federal Reserve Regulation O apply to all insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution’s total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Corrective Measures for Capital Deficiencies

The Federal Deposit Insurance Corporation Improvement Act imposes a regulatory matrix which requires the federal banking agencies, which include the FDIC, the OCC and the Federal Reserve, to take “prompt corrective action” with respect to capital deficient institutions. The prompt corrective action provisions subject undercapitalized institutions to an increasingly stringent array of restrictions, requirements and prohibitions as their capital levels deteriorate and supervisory problems mount. Should these corrective measures prove unsuccessful in recapitalizing the institution and correcting its problems, the Federal Deposit Insurance Corporation Improvement Act mandates that the institution be placed in receivership.

Pursuant to regulations promulgated under the Federal Deposit Insurance Corporation Improvement Act, the corrective actions that the banking agencies either must or may take are tied primarily to an institution’s capital levels. In accordance with the framework mandated by the Federal Deposit Insurance Corporation Improvement Act, the banking agencies have developed a classification system, pursuant to which all banks and thrifts are placed into one of five categories. Agency regulations define, for each capital category, the levels at which institutions are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A well capitalized bank has a total risk-based capital ratio (total capital to risk-weighted assets) of 10% or higher; a Tier 1 risk-based capital ratio (Tier 1 capital to risk-weighted assets) of 6% or higher; a leverage ratio (Tier 1 capital to total adjusted assets) of 5% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An institution is critically undercapitalized if it has a tangible equity to total assets ratio that is equal to or less than 2%. Based on our bank’s regulatory capital ratios at June 30, 2002, it is currently classified as “well capitalized” for purposes of the FDIC’s prompt corrective action regulations.

In addition to requiring undercapitalized institutions to submit a capital restoration plan which must be guaranteed by its holding company (up to specified limits) in order to be accepted by the bank regulators, agency regulations contain broad restrictions on activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With some exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution’s capital decreases, the enforcement powers of the bank regulators become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. The federal bank regulators have only very limited discretion in dealing with a critically undercapitalized institution and are generally required to appoint a receiver or conservator if the capital deficiency is not corrected promptly.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Financial Modernization Act of 1999

The Gramm-Leach-Bliley Financial Modernization Act of 1999 was enacted on November 12, 1999. The Modernization Act:

•
allows bank holding companies meeting management, capital and Community Reinvestment Act standards to engage in a substantially broader range of nonbanking activities than was permissible prior to enactment, including insurance underwriting and making merchant banking investments in commercial and financial companies;

•	allows insurers and other financial services companies to acquire banks;

•	removes various restrictions that applied to bank holding company ownership of securities firms and mutual fund advisory companies; and

•	establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance and securities operations.

This part of the Modernization Act became effective on March 11, 2000. At this time, we have determined not to apply to operate as a financial holding company and therefore are currently ineligible to engage in the broader range of activities that are permitted by the Modernization Act. The Modernization Act also modified other current financial laws, including laws related to financial privacy and community reinvestment. The new financial privacy provisions generally prohibit financial institutions, including us, from disclosing nonpublic personal financial information to nonaffiliated third parties unless customers have the opportunity to “opt out” of the disclosure.

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001

On October 26, 2001, the President signed the USA Patriot Act of 2001 into law. This act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (the “IMLAFA”). The IMLAFA contains anti-money laundering measures affecting insured depository institutions, broker-dealers and certain other financial institutions. The IMLAFA requires U.S. financial institutions to adopt new policies and procedures to combat money laundering and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on financial institutions’ operations. As of the date of this filing, we have not fully determined the impact that IMLAFA will have on our operations but the impact is not expected to be material. We have established policies and procedures to ensure compliance with the IMLAFA.

Pending Legislation

Deposit Insurance Reform.    On May 22, 2002, the U.S. House of Representatives passed H.R. 3717, the Federal Deposit Insurance Reform Act of 2002. This proposed legislation would reform the deposit insurance system by:

•	Merging the Bank Insurance Fund and the Savings Association Insurance Fund.

•	Ending the 23 basis point premium “rate cliff” that occurs when the reserve ratio of deposits insured to premiums held falls beneath 1.25 percent for more than one year.

•	Creating a reserve range within which a bank’s reserve ratio can float.

•	Increasing insurance coverage limits for individual accounts to $130,000 and indexing future coverage limits to inflation.

•	Doubling insurance coverage limits for certain types of IRAs and 401(k)s.

•	Increasing insurance coverage limits for municipal deposits.

As of the date of this prospectus, this legislation was being considered by the U.S. Senate Banking, Housing, and Urban Affairs Committee.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of the date of this prospectus, are set forth in the following table. The term of each of our directors expires at our annual meeting in 2003.

Name	Age	Position
Joseph M. (Jody) Grant	63	Chairman, Chief Executive Officer and Director
Raleigh Hortenstine III	56	President and Director
George F. Jones, Jr.	58	Director; President and Chief Executive Officer of Texas Capital Bank
Larry A. Makel	48	Corporate Secretary and Director
C. Keith Cargill	49	Executive Vice President and Chief Lending Officer of Texas Capital Bank
Gregory B. Hultgren	51	Executive Vice President and Chief Financial Officer
Leo Corrigan III	48	Director
James R. Erwin	58	Director
Frederick B. Hegi, Jr.	58	Director
James R. Holland, Jr.	58	Director
David Lawson	54	Director
Walter W. (Bo) McAllister III	60	Director
Lee Roy Mitchell	65	Director
Steve Rosenberg	43	Director
John C. Snyder	60	Director
Robert W. Stallings	53	Director
James Cleo Thompson, Jr.	72	Director
Ian J. Turpin	57	Director
Charles David Wood	51	Director

Information regarding the business experience of Joseph M. (Jody) Grant, Raleigh Hortenstine III, George F. Jones, Jr. and C. Keith Cargill is set forth under “Business—Our Bankers.”

Leo Corrigan III has been a director since September 2001. He has served as President of Corrigan Securities, Inc., a real estate investment company since 1972. Mr. Corrigan was a director of Texas Capital Bank from December 1998 to September 2001.

James R. Erwin has served as Managing Director and Partner of Erwin, Graves & Associates, LP since June 2001. In May 2000, he retired as Vice Chairman, Texas with Bank of America, a position he had held since 1997. In this position, Mr. Erwin was responsible for corporate banking, corporate finance, and investment banking in the western half of the United States. Prior to serving as Vice Chairman, Texas, he held several executive positions with Bank of America and its predecessors. Mr. Erwin also serves on the board of directors of Carreker Corporation and Trammell Crow Company. He has been a director since May 2001.

Frederick B. Hegi, Jr. has been a director since June 1999. He has been a partner of Wingate Partners, an investment company, since he co-founded it in 1987. Mr. Hegi currently serves as Chairman of the board of directors of United Stationers, Inc. and as a director of Drew Industries Incorporated and Lone Star Technologies, Inc.

James R. Holland, Jr. has been a director since June 1999. He has served as the President and Chief Executive Officer of Unity Hunt, Inc., a diversified holding company, since 1991. He has also served as Chief Executive Officer of Hunt Capital Group, LLC., an investment management company, since 1993. Mr. Holland currently serves on the board of directors of ProsoftTraining, Inc.

Gregory B. Hultgren has served as Executive Vice President and Chief Financial Officer since our formation in 1998. In 1984, Mr. Hultgren joined Dallas Bancshares, Inc. as Executive Vice President and Chief Financial Officer. In 1989, TEXOP Bancshares, Inc. acquired the lead bank of Dallas Bancshares, Inc. and Mr. Hultgren served as the Executive Vice President and Chief Financial Officer of TEXOP Bancshares, Inc. from 1989 to 1990. From 1994 to 1998, Mr. Hultgren served as a Principal and Chief Financial Officer of United LP Gas Corporation.

David Lawson has been a director since September 2001. He has served as Chief Executive Officer of Capital One Auto Finance, Inc., an automobile finance company, since 1995. He was a director of Texas Capital Bank from December 1998 to September 2001.

Larry A. Makel has been a director since September 2001. He is a partner and member of the Executive Committee of Patton Boggs LLP, a national law firm, a position he has held since June 1997. He was a director of Texas Capital Bank from December 1998 to September 2001.

Walter W. (Bo) McAllister III has been a director since June 1999. He served as Chairman of the Texas Insurance Agency Group of Companies, a group of affiliated property and casualty insurance agencies, from 1992 until his retirement in March 2002.

Lee Roy Mitchell has served as a director since June 1999. He has served as Chairman of the board of directors and Chief Executive Officer of Cinemark USA, Inc., a movie theater operations company, since 1985.

Steve Rosenberg has served as a director since September 2001. He has also served as President and Chief Executive Officer of Fuel Partners, LP, a gasoline marketing service company since 1997. Mr. Rosenberg serves on the board of directors of Packaged Ice, Inc. He was a director of Texas Capital Bank from 1999 to September 2001.

John C. Snyder has served as a director since June 1999. He has also served as President of Snyder Operating Company, an investment company, since June 2000. From 1977 to 1999, Mr. Snyder served as Chairman of the Board of Directors and Chief Executive Officer of Snyder Oil Corporation, an energy exploration and production company. In 1999, Snyder Oil Corporation was acquired by Santa Fe Snyder Corporation, an energy exploration and production company, where Mr. Snyder served as Chairman of the Board of Directors through June 2000. He also currently serves as a director of SOCO International plc, a UK oil and gas exploration company.

Robert W. Stallings has served as a director since August 2001. He has also served as Chairman of the Board of Directors and Chief Executive Officer of Stallings Capital Group, an investment company, since March 2001. From 1991 to 2001, Mr. Stallings served as Chief Executive Officer of Pilgrim Capital Group, an investment company. He also currently serves as a director of Gainsco, Inc. and Crescent Real Estate Equities Co.

James Cleo Thompson, Jr. has been a director since September 2001. He has served as Chairman of the Board of Directors and President of Thompson Petroleum Corporation, an energy exploration and production company since 1978. He was a director of Texas Capital Bank from 1999 to September 2001.

Ian J. Turpin has been a director since May 2001. Since 1992, he has served as President and director of The LBJ Holding Company and various companies affiliated with the family of the late President of the United States, Lyndon B. Johnson, which are involved in radio, real estate, private equity investments and managing diversified investment portfolios.

Charles David Wood has been a director since September 2001. He has served as President and Chief Executive Officer of AMS Staff Leasing, Inc., a human resources outsourcing company, since its inception in 1991. He was a director of Texas Capital Bank from 1999 to September 2001.

Board Composition and Compensation

Our bylaws authorize there to be between one and 25 members of our board of directors. Our board of directors currently consists of 18 members. Directors do not receive any cash fees for attending meetings. During the first quarter of 2001, each director was awarded options to purchase 4,000 shares of our common stock. Newly elected directors for 2001 were each awarded options to purchase 4,000 shares of our common stock at the time they joined our board of directors. Upon being re-elected for 2002, each director was awarded options to purchase an additional 4,000 shares of our common stock. The options are exercisable at $7.25 per share. Directors are reimbursed for their travel and reasonable out-of-pocket expenses incurred by them in performing their duties.

Board Committees

Our board of directors presently has three standing committees.

Executive Committee.    The Executive Committee has the power to act on behalf of the board and to direct and manage our business and affairs whenever the board is not in session. Committee members are James R. Holland, Jr. (Chairman), Joseph M. Grant, Frederick B. Hegi, Jr., Larry A. Makel, and Robert W. Stallings.

Audit Committee.    The Audit Committee reviews the professional services and independence of our independent auditors and its accounts, procedures and internal controls. The Audit Committee recommends to the board the firm selected to be our independent auditors and monitors the performance of such firm, reviews and approves the scope of the annual audit, reviews and evaluates with the independent auditors our annual audit and annual consolidated financial statements, reviews with management the status of internal accounting controls, evaluates problem areas having a potential financial impact on us that may be brought to its attention by management, the independent auditors or the board, and evaluates all of our public financial reporting documents. Committee members are Walter W. (Bo) McAllister III (Chairman), Steve Rosenberg, Robert W. Stallings, and Ian J. Turpin. Each of the members of the Audit Committee is an independent director, as defined by the listing standards of the Nasdaq National Market.

Compensation Committee.    The Compensation Committee reviews and approves salaries and bonuses for our officers and key employees. Committee members are Frederick B. Hegi, Jr. (Chairman), James R. Erwin, Lee Roy Mitchell, John C. Snyder, and Charles David Wood.

Our bank maintains the following committees:

Loan Committee.    Our bank’s Loan Committee reviews new loans and changes in existing loans made by our bank. The loan committee also reviews our bank’s lending policies and procedures. Committee members are David Lawson (Chairman), Leo Corrigan, III, James R. Erwin, Larry A. Makel, and James Cleo Thompson, Jr.

Trust Committee.    Our bank’s Trust Committee reviews trust and wealth management services offered by our bank. The trust committee reviews our bank’s policies and procedures regarding trust and wealth management services to insure that these services meet appropriate standards of security and stability. Committee members are Charles David Wood (Chairman), Leo Corrigan, III, Larry A. Makel, Lee Roy Mitchell and John C. Snyder.

Executive Compensation

The following table sets forth information concerning compensation we paid to or incurred on behalf of our chief executive officer and our other executive officers during 1999, 2000 and 2001.

		Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Year	Salary		Bonus	Other Annual Compensation		Securities Underlying Options/SARs	All Other Compensation
Joseph M. (Jody) Grant	2001	$275,000		$0	$0		0	$5,873	(3)
Chairman and Chief Executive	2000	$275,000	(1)	$0	$0		0	$4,230	(3)
Officer	1999	$275,000	(1)	$68,750	$0		0	$5,976	(3)

Raleigh Hortenstine III	2001	$250,000		$0	$7,200	(2)	0	$3,675	(3)
President	2000	$250,000		$0	$7,200	(2)	0	$4,375	(3)
	1999	$250,000		$0	$0		0	$4,377	(3)

Gregory B. Hultgren	2001	$140,000		$0	$7,200	(2)	0	$0
Executive Vice President and Chief	2000	$140,000		$0	$7,200	(2)	0	$0
Financial Officer	1999	$140,000		$0	$7,200	(2)	0	$0

George F. Jones, Jr.	2001	$225,000		$0	$7,200	(2)	0	$6,971	(3)
President and Chief Executive	2000	$225,000		$0	$7,200	(2)	0	$6,796	(3)
Officer of Texas Capital Bank	1999	$225,000		$0	$7,200	(2)	0	$6,106	(3)

C. Keith Cargill	2001	$175,000		$0	$7,200	(2)	0	$0
Executive Vice President and Chief	2000	$175,000		$0	$7,200	(2)	0	$0
Lending Officer of Texas Capital Bank	1999	$175,000		$0	$7,200	(2)	0	$0

(1)
Mr. Grant has entered into a deferred compensation agreement that allows him to elect to be paid in shares of our common stock. In 2000, Mr. Grant elected to defer $251,000 pursuant to the agreement. In 1999, Mr. Grant elected to defer $322,000 of his salary and bonus pursuant to the agreement.

(2)	Represents amounts paid to reimburse automotive expenses.
(3)	Represents amounts paid for dues to certain club memberships.

Deferred Compensation Agreement

In 1999, we entered into a deferred compensation agreement with Joseph M. Grant, which allows him to elect to defer up to 100% of his compensation on an annual basis. All deferred compensation is invested in our common stock held in a rabbi trust. The stock is held in the name of the trustee, and the principal and earnings of the trust are held separate and apart from our other funds, and are used exclusively for the uses and purposes of the deferred compensation agreement. The accounts of the trust have been consolidated with our accounts.

Employment Agreements

We expect to enter into employment agreements with Joseph M. Grant, Raleigh Hortenstine III, George F. Jones, Jr. and C. Keith Cargill, members of our executive management team, prior to the completion of the offering. The employment agreements are expected to have a term of two years, subject to renewal, and have a compensation package that includes a base salary, bonus and a grant of restricted stock under our 1999 Omnibus Stock Plan. Also, as part of the compensation paid, each executive will be eligible to participate in the employee benefit programs and receive other perquisites generally available to our other employees holding positions similar to that of the executives.

The terms of the employment agreements are expected to provide for severance payments to an executive upon termination by us of the executive’s employment without having cause or upon resignation by the executive for good reason. Upon such termination without cause or resignation for good reason, the executive will be entitled to receive the following severance payment and benefits:

•	the greater of one year’s adjusted compensation or the adjusted compensation due for the remaining term of the employment agreement; and
•
all health insurance benefits for a period of one year following the date of termination, provided that continued participation is possible under the general terms and provisions of such health insurance plans and programs.

The “adjusted compensation” is anticipated to be an amount equal to the annual base salary of the executive then in effect, plus the bonus paid to the executive for the preceding calendar year multiplied by 150%. We also expect that the terms of the executive’s employment agreement will not provide for severance benefits to any executive who was terminated for cause or for an executive’s voluntary resignation without good reason.

We expect that the employment agreements will provide that, in the event that we experience a change in control, as defined in the employment agreement, during the term of the employment agreement and an executive’s employment is subsequently terminated either (1) by us without cause, or (2) by the executive for good reason, the executive will be entitled to receive a lump sum payment equal to two times the executive’s base salary and any bonuses paid to the executive during the most recently completed fiscal year. This change in control payment will be made in lieu of all other amounts to which the executive would be entitled under his executive employment agreement. In addition to the lump sum payment, the executive will receive, for a period specified in the employment agreement, continued life, medical and dental coverage substantially equivalent to the coverage that the executive received prior to his termination as a result of change in control.

It is further expected that the employment agreements will contain other terms and conditions, including, without limitation restrictions upon competition with us or our bank for an agreed upon period of time.

Employee Benefit Plans

Employee Stock Purchase Plan.    During 2000, our stockholders approved our 2000 Employee Stock Purchase Plan. Employees are eligible for the plan when they have met certain requirements concerning period of credited service and minimum hours worked. Eligible employees may contribute a minimum of 1% to a maximum of 10% of eligible compensation up to the limit of $25,000 imposed by Section 423 of the Internal Revenue Code. We have allocated 160,000 shares of our common stock to the plan. As of June 30, 2002, December 31, 2001 and 2000, 59,782, 46,124 and 20,714 shares, respectively, had been purchased on behalf of the employees.

1999 Omnibus Stock Plan.    In 1999, our stockholders approved our 1999 Omnibus Stock Plan under which our board of directors, in its sole discretion, may grant our employees and officers incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards or performance awards of cash or our common stock. As of August 31, 2002, an aggregate of 2,658,566 shares of our common stock have been reserved for issuance under the plan. Our board of directors has the discretion to set the exercise price and the term, up to ten years, of the options. Generally, one-fifth of the options awarded vest annually and expire ten years after date of grant, subject to accelerated vesting in the event of a change of control of our company. In May 2002, we approved restricted stock awards under the plan to the following officers: 90,000 shares to Joseph M. (Jody) Grant; 80,000 shares to Raleigh Hortenstine III; 80,000 shares to George F. Jones, Jr.; and 50,000 shares to C. Keith Cargill. At August 31, 2002, there were 697,338 shares reserved for issuance under the plan.

PRINCIPAL STOCKHOLDERS

The following table presents information regarding beneficial ownership of our voting common stock as of August 31, 2002, as adjusted for the one-for-one stock dividend declared on July 30, 2002, by:

•	each person known by us to beneficially hold more than 5% of our voting common stock or preferred stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of August 31, 2002 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership is based on 18,457,074 shares of our voting common stock outstanding and 1,057,142 shares of convertible preferred stock outstanding on August 31, 2002.

	Shares Beneficially Owned Before the Offering
Name	Number of Common Stock Shares		Percentage of Common Stock**		Number of Preferred Stock Shares	Percentage of Preferred Stock
C. Keith Cargill	196,368	(1)	1.06%		—	—
Leo Corrigan III	88,000	(2)	*		9,000	*
James R. Erwin	70,000	(3)	*		12,000	1.14%
Joseph M. (Jody) Grant	895,586	(4)	4.84%		—	—
Frederick B. Hegi, Jr.	213,518	(5)	1.16%		—	—
James R. Holland, Jr.	479,036	(6)	2.60%		—	—
Raleigh Hortenstine III	440,000	(7)	2.36%		10,000	*
Gregory B. Hultgren	154,000	(8)	*		—	—
George F. Jones, Jr.	271,048	(9)	1.47%		—	—
David Lawson	40,030	(10)	*		—	—
Larry Makel	183,200	(11)	*		—	—
Walter W. (Bo) McAllister III	45,500	(12)	*		—	—
Lee Roy Mitchell	216,218	(13)	1.17%		—	—
Kenneth Morrison	494,093		2.68%		57,143	5.41%
Steve Rosenberg	48,000	(14)	*		—	—
John C. Snyder	405,732	(15)	2.18%		80,000	7.57%
Robert W. Stallings	150,856	(16)	*		71,428	6.76%
SunTrust Banks, Inc.	114,284	(17)	*		57,142	5.41%
James Cleo Thompson, Jr.	176,358	(18)	*		20,000	1.89%
Ian J. Turpin	187,312	(19)	1.01%		—	—
U.S. Bancorp Piper Jaffray Inc.	114,286	(20)	*		57,143	5.41%
Charles David Wood	102,270	(21)	*		—	—
All executive officers and directors as a group (19 persons)	4,363,032		22.66	%***	202,428	19.15%

*	Denotes less than 1% of the outstanding shares of the applicable class of securities.

**
Percentages with respect to each person have been calculated on the basis of 18,457,074 shares, the total number of shares of voting common stock outstanding on August 31, 2002, plus the number of shares of voting common stock which such person or group of persons has the right to acquire based on the exercise of options or conversion of preferred stock within 60 days after August 31, 2002.

***
Percentage is calculated on the basis of 18,457,074 shares, the total number of shares of voting common stock outstanding on August 31, 2002 (after giving effect to the one-for-one stock dividend), plus the aggregate number of shares of voting common stock which the executive officers and directors have the right to acquire based on the exercise of options or conversion of preferred stock within 60 days after August 31, 2002.

(1)
Includes 392 shares held by Mr. Cargill and 163,976 shares held by Cargill Lakes Partners, Ltd., of which Mr. Cargill is the President of its general partner, Cargill Lakes, Inc. Includes 32,000 shares of common stock that may be acquired upon the exercise of options.

(2)
Includes 9,000 shares of preferred stock, which are immediately convertible into 18,000 shares of common stock, held by Corrigan Securities, Inc., of which Mr. Corrigan is President, and 62,000 shares held by Corrigan Securities, Inc., of which Mr. Corrigan is President. Also includes 8,000 shares that may be acquired upon exercise of options.

(3)
Includes 28,000 shares held by Mr. Erwin and 12,000 shares of preferred stock, which are immediately convertible into 24,000 shares of common stock, held by Erwin, Graves & Associates, LP, of which Mr. Erwin is the Managing Director and Partner. Also includes 18,000 shares that may be acquired upon exercise of options.

(4)
Includes 56,000 shares that may be acquired upon exercise of options and 771,586 shares held by Mr. Grant. Also includes 68,000 shares which are currently held in irrevocable trusts and of which Mr. Grant disclaims beneficial ownership.

(5)
Includes 137,132 shares held by Valley View Capital Corp. Retirement Savings Trust for the benefit of Mr. Hegi, 24,252 shares held by the F.B. Hegi Trust, of which Mr. Hegi is the beneficiary and 44,134 shares held directly by Mr. Hegi. Includes 8,000 shares that may be acquired upon exercise of options.

(6)
Includes 471,036 shares held by Hunt Capital Partners, L.P. of which Mr. Holland is President and Chief Executive Officer. Also includes 8,000 shares that may be acquired upon exercise of options that are issued in the name of Hunt Capital Group, LLC.

(7)
Includes 209,398 shares held by Hortenstine Family Investments, L.P., of which Mr. Hortenstine is the General Partner, 202 shares held by Hortenstine Liquidity Trust, of which Mr. Hortenstine is the trustee, 70,400 shares held by Mr. Hortenstine, 10,000 shares of preferred stock that are immediately convertible into 20,000 shares of common stock, and 140,000 shares that may be acquired upon exercise of options.

(8)	Includes 103,600 shares held by Mr. Hultgren and Rose M. Hultgren, as tenants in common, 6,400 shares held by Mr. Hultgren and 44,000 shares that may be acquired upon exercise of options.
(9)
Includes 202,918 shares held by G & M Partners Ltd., of which Mr. Jones is the Managing General Partner, 28,130 shares held directly by Mr. Jones, and 40,000 shares that may be acquired upon exercise of options.

(10)	Includes 32,030 shares held by Mr. Lawson and 8,000 shares that may be acquired upon the exercise of options.
(11)
Includes 152,198 shares held by The Makel Family Partnership, 1995, Ltd. of which Mr. Makel is the General Partner, 23,002 shares held by Mr. Makel and 8,000 shares that may be acquired upon exercise of options.

(12)	Includes 37,500 shares held directly by Mr. McAllister and 8,000 shares that may be acquired upon the exercise of options.
(13)
Includes 208,218 shares held by T&LRM Family Partnership Ltd. Mr. Mitchell is the Chief Executive Officer of PBA Development, Inc., which is the general partner of T&LRM. Also includes 8,000 shares that may be acquired upon exercise of options.

(14)	Includes 40,000 shares held by Mr. Rosenberg and 8,000 shares that may be acquired upon exercise of options.
(15)
Includes 237,732 shares held by Snyder Alternative Investments, L.P., of which Snyder Operating Company LLC is the general partner. Mr. Snyder is the President of Snyder Operating Company LLC. Also includes 50,000 shares of preferred stock, which is immediately convertible into 100,000 shares of common stock, held by the NTS/JCS Charitable Remainder Unitrust, of which Mr. Snyder is the trustee and 8,000 shares that may be acquired upon exercise of options. Also includes 30,000 shares of preferred stock, which is immediately convertible into 60,000 shares of common stock, held by the Nancy and John Snyder Foundation. Mr. Snyder disclaims beneficial ownership of the shares held by the Nancy and John Snyder Foundation.

(16)	Includes 71,428 shares preferred stock that are immediately convertible into 142,856 shares of common stock and 8,000 shares that may be acquired upon exercise of options.
(17)	Includes 57,142 shares of preferred stock, which are immediately convertible into 114,284 shares of common stock.
(18)
Includes 24,218 shares held by Mr. Thompson, 32,040 shares held by Big T Investments, of which Mr. Thompson is the principal, and 64,080 shares held by J. Cleo Thompson Life Estate Trust, of which Mr. Thompson is the beneficiary. Also includes 16,020 shares of common stock that are held by the Jean Christine Thompson Trust II and of which Mr. Thompson disclaims beneficial ownership, and 20,000 shares of preferred stock that are immediately convertible into 40,000 shares of common stock.

(19)
Includes 13,794 shares held by Mr. Turpin, 27,586 shares held by Windermere LP, an entity of which Mr. Turpin can be deemed a controlling person, and 137,932 shares held by LBJ Capital, L.P., an entity of which Mr. Turpin can be deemed a controlling person. Also includes 8,000 shares that may be acquired upon the exercise of options.

(20)	Includes 57,143 shares of preferred stock, which are immediately convertible into 114,286 shares of common stock.
(21)
Includes 160 shares held by Mr. Wood and 94,110 shares held by Wood Limited Partnership, of which Mr. Wood is the General Partner. Also includes 8,000 shares that may be acquired upon exercise of options that are issued in Mr. Wood’s name.

SELLING STOCKHOLDERS

Beneficial Ownership

The following table sets forth information with respect to the beneficial ownership of our common stock (voting and non-voting) held, as of August 31, 2002, by, and the number of common shares being offered by, each stockholder who is selling shares in this offering. Unless otherwise noted, to our knowledge, the selling stockholder has sole voting and investment power as to the shares shown. The information set forth in the following table does not include shares which may be sold upon the exercise of the underwriters’ over-allotment option.

	Shares Beneficially Owned Before the Offering			Shares Being Offered	Shares Beneficially Owned After the Offering
Name	Number		Percentage		Number	Percentage
3BK, LTD.	14,000		*	14,000	0	*
Amarillo National Bancorp, Inc.	161,368		*	41,088	120,280	*
Ann & Stephen Kaufman Interests, Ltd.	16,000		*	8,000	8,000	*
Bosque Foundation	32,274		*	16,435	15,839	*
Bowie-Sims-Prange, Inc.	20,166		*	20,166	0	*
Carsam TCB Partners	13,792		*	13,792	0	*
Chatham Partners I, L. P.	10,000	(1)	*	10,000	0	*
Cinco 1994 Family Limited Partnership, Ltd.	56,000		*	14,000	42,000	*
Collins Capital One, L.L.C.	160,218		*	81,590	78,628	*
Collmer Semiconductor, Inc.	40,338		*	40,000	338	*
Cotton Creek Investment Co., Ltd.	17,000	(2)	*	14,000	3,000	*
Denno Family Limited Partnership	19,792	(3)	*	19,792	0	*
Dependable Investments	15,000		*	5,000	10,000	*
Electronic Data Systems Corporation	322,664		1.68%	164,314	158,350	*
GEMOCO LTD.	16,000		*	3,200	12,800	*
Gerald L. Ray & Associates Inc.	40,338		*	40,338	0	*
Goff Moore Strategic Partners, L.P.	1,705,000	(4)	8.90%	470,153	1,234,847	5.09%
Greathouse Foundation	16,022		*	16,000	22	*
Greenbrier Group, Ltd.	10,000		*	2,500	7,500	*
Hall Phoenix / Inwood, Ltd.	16,132		*	16,132	0	*
Hughes Family Partnership, L.P.; Robert W. Hughes, TTEE	20,000		*	20,000	0	*
Hunt Capital Partners, L.P.	479,036	(5)	2.50%	101,848	377,188	1.55%
Jays Twelve LLC	32,000		*	12,800	19,200	*
KE’E Associates, L. P.	12,136		*	5,000	7,136	*
Long Term Investors, Ltd.	24,146		*	6,146	18,000	*
McIntyre Asset Management, Ltd.	10,000		*	5,000	5,000	*
Piedras LLC	48,000	(6)	*	48,000	0	*
Q Funding	137,930		*	52,707	85,223	*
Q Ventures, L.P.	560,000		2.92%	213,882	346,118	1.43%
Querbes Family Partnership	34,200		*	10,000	24,200	*
The Theodore H. & Annette G. Strauss Foundation	97,472		*	38,736	58,736	*
WES-TEX Drilling Company, L.P.	10,000	(7)	*	5,000	5,000	*
Wood Limited Partnership & individual	102,270	(8)	*	2,037	100,233	*
WSM-Texas Capital Investment Partnership	14,400		*	7,200	7,200	*
Ronald R. Antinori	16,000		*	8,000	8,000	*
David Barker	16,116		*	16,116	0	*
Garold R. Base	12,000		*	12,000	0	*

	Shares Beneficially Owned Before the Offering			Shares Being Offered	Shares Beneficially Owned After the Offering
Name	Number		Percentage		Number	Percentage
L. A. Beecherl Trust	16,136		*	8,217	7,919	*
Louis A. Beecherl	76,684		*	39,051	37,633	*
Randy Best	50,000		*	12,500	37,500	*
H.E. Bowerman Trust	30,256		*	30,256	0	*
James C. Chadwick IRA c/o FCC as Custodian	16,700		*	8,350	8,350	*
Chilton Family Trust, dtd 8/8/97	121,026		*	25,985	95,041	*
Elaine Cigler	10,000		*	10,000	0	*
George Fulton Collins IV 1990 Trust	80,110		*	40,795	39,315	*
Brook B. Crawford & Cynthia N. Crawford JTWROS & Brook B. Crawford, ind.	15,228	(9)	*	12,368	2,860	*
Ben Crenshaw	10,000		*	7,500	2,500	*
Ben Crenshaw Retirement Account c/o Scott Sayers, TTEE	20,000		*	15,000	5,000	*
Barry Donnell	100,684	(10)	*	348	100,336	*
J. A. Elkins Jr.	40,306		*	40,306	0	*
D. Jerrell Farr & Kathy S. Farr JTWROS	30,096		*	10,032	20,064	*
E. C. Fiedorek	10,000	(11)	*	2,000	8,000	*
National Financial Services LLC Cust IRA Rollover FBO Eugene C. Fiedorek	16,000		*	3,200	12,800	*
Jack D. Furst	40,334		*	40,000	334	*
Nancy Strauss Halbreich	33,378		*	17,378	16,000	*
Jerry S. Harris	19,494	(12)	*	4,583	14,911	*
Thomas O. Hicks	160,986		*	40,739	120,247	*
George C. Hixon	40,000	(13)	*	10,000	30,000	*
Leland Allen Hodges III	16,000		*	9,000	7,000	*
Leland A. Hodges Jr.	12,000		*	6,000	6,000	*
Frank B. Houseman	16,136		*	8,000	8,136	*
Charles R. Hrdlicka	44,096	(24)	*	10,000	34,096	*
Melinda Gayle Jayson	12,164		*	3,000	9,164	*
Michael G. Jesselson 12/18/80 Trust	48,000		*	19,200	28,800	*
Makel Family Partnership	183,200	(14)	*	45,832	137,368	*
Gregory S. Marchbanks	13,794		*	13,794	0	*
Walter (Bo) McAllister III	45,500	(15)	*	2,801	42,699	*
Thomas Kerry McCarter	10,000	(16)	*	8,000	2,000	*
B. J.McCombs	16,218		*	16,218	0	*
Nick McFadin	10,000	(17)	*	5,000	5,000	*
Nick McFadin Jr.	10,000		*	5,000	5,000	*
R. Drayton McLane Jr.	497,542		2.60%	253,369	244,173	1.01%
Jerry M. Mills	100,000		*	50,924	49,076	*
Betty M. Montgomery IRA c/o Edward D. Jones & Co. C/F	16,000		*	8,000	8,000	*
Patricia Nowak Mooney	16,130		*	8,000	8,130	*
James M. Nolan	20,180		*	8,000	12,180	*
Jeffrey S. Pace and Ellen C. Pace JTWROS	12,000		*	12,000	0	*
Robert B. Palmer	20,000		*	10,000	10,000	*
Marshall B. Payne **	89,932	(18)	*	31,293	58,639	*
Timothy P. Peters	20,000	(19)	*	20,000	0	*
Scott Petty Jr. Separate Property	20,000		*	10,000	10,000	*

	Shares Beneficially Owned Before the Offering			Shares Being Offered	Shares Beneficially Owned After the Offering
Name	Number		Percentage		Number	Percentage
Robert J. Potter	13,792		*	2,000	11,792	*
Maria A. Pratt	32,274		*	14,000	18,274	*
Edward W. Rose III	567,240		2.96%	216,937	350,303	1.44%
Steve Rosenberg	48,000	(20)	*	10,185	37,815	*
James A. Ryffel	40,000		*	40,000	0	*
Julie Sayers IRA, Charles Schwab & CO., Inc. Custodian	5,000		*	5,000	0	*
Scott Sayers and Julie Sayers JTWROS	10,000		*	7,500	2,500	*
Scott Sayers SEP-IRA, Charles Schwab & Co., Inc. Custodian	10,000		*	7,500	2,500	*
Jay L. Schottenstein 1983 Revocable Trust #1	20,000		*	15,000	5,000	*
Jerome Schottenstein Subchapter S Trust #1	20,000		*	15,000	5,000	*
Jerome Schottenstein Subchapter S Trust #2	20,000		*	15,000	5,000	*
Jerome Schottenstein Subchapter S Trust #3	20,000		*	15,000	5,000	*
Michael Charles Seay	16,022		*	8,022	8,000	*
The Sickles Trust Agreement DTD 7/22/99	16,000		*	3,000	13,000	*
Karl Singer	20,000		*	10,000	10,000	*
G. Stacy Smith	11,428	(21)	*	11,428	0	*
William T. Solomon c/o Booth & Co. fbo William T. Solomon	20,180		*	20,180	0	*
Richard M. Stolbach c/o Smith Barney C/F IRA or Keogh Acct of Richard M. Stolbach	20,084	(22)	*	6,000	14,084	*
Robert S. Strauss	16,022		*	16,022	0	*
Theodore H. Strauss **	8,878	(23)	*	660	8,218	*
John C. Tolleson	19,554		*	19,554	0	*
Kenneth Ronald Vance and Myrna Bess Vance JTWROS	10,066		*	5,000	5,066	*
James R. Wikert	34,482		*	10,000	24,482	*
Manuel Zuniga	20,000		*	10,000	10,000	*

*	Denotes less than 1% of the outstanding shares of common stock.
**	Served as a former director of the company and/or our bank.
(1)	Includes 5,000 shares of preferred stock which are immediately convertible into 10,000 shares of common stock.
(2)	Includes 5,000 shares of preferred stock which are immediately convertible into 10,000 shares of common stock.
(3)	Includes 3,000 shares of preferred stock which are immediately convertible into 6,000 shares of common stock.
(4)	Includes 1,007,834 shares of common stock and 697,166 shares of Series A-1 Nonvoting common stock which are convertible, subject to certain restrictions, into 697,166 shares of voting common stock.
(5)
Mr. James R. Holland, who is a director of our company and our bank, is the beneficial owner of 471,036 shares held by Hunt Capital Partners, L.P. of which Mr. Holland is President and Chief Executive Officer. Also includes 8,000 shares that may be acquired upon exercise of options that are issued in the name of Hunt Capital Group, LLC.

(6)	Includes 24,000 shares of preferred stock which are immediately convertible into 48,000 shares of common stock.
(7)	Includes 5,000 shares of preferred stock which are immediately convertible into 10,000 shares of common stock.
(8)
Mr. Charles David Wood, who is a director of our company and our bank, is the beneficial owner of 94,110 shares held by Wood Limited Partnership, of which Mr. Wood is the General Partner and 160 shares held directly by Mr. Wood. Also includes 8,000 shares that may be acquired upon exercise of options that are issued in Mr. Wood’s name.

(9)	Includes 1,430 shares of preferred stock which are immediately convertible into 2,860 shares of common stock.
(10)	Includes 80,684 shares of common stock and 10,000 shares of preferred stock which are immediately convertible into 20,000 shares of common stock.
(11)	Includes 5,000 shares of preferred stock which are immediately convertible into 10,000 shares of common stock.

(12)	Includes 9,494 shares of common stock and 5,000 shares of preferred stock which are immediately convertible into 10,000 shares of common stock.
(13)	Includes 20,000 shares of common stock and 10,000 shares of preferred stock which are immediately convertible into 20,000 shares of common stock.
(14)
Mr. Larry Makel, who is a director of our company and our bank, is the beneficial owner of 152,198 shares held by The Makel Family Partnership, 1995, Ltd. of which Mr. Makel is the General Partner, 23,002 shares held directly by Mr. Makel and 8,000 shares that may be acquired upon exercise of options.

(15)
Mr. Walter W. (Bo) McAllister III, who is a director of our company and our bank, is the beneficial owner of 37,500 shares held directly by Mr. McAllister and 8,000 shares that may be acquired upon the exercise of options.

(16)	Includes 5,000 shares of preferred stock which are immediately convertible into 10,000 shares of common stock.
(17)	Includes 5,000 shares of preferred stock which are immediately convertible into 10,000 shares of common stock.
(18)	Includes 8,000 shares of common stock that may be acquired upon exercise of options and 81,932 shares of common stock held directly by Mr. Payne.
(19)	Includes 10,000 shares of preferred stock which are immediately convertible into 20,000 shares of common stock.
(20)
Mr. Steve Rosenberg, who is a director of our company and our bank, is the beneficial owner of 40,000 shares held directly by Mr. Rosenberg and 8,000 shares that may be acquired upon exercise of options.

(21)	Includes 5,714 shares of preferred stock which are immediately convertible into 11,428 shares of common stock.
(22)	Includes 10,084 shares of common stock and 5,000 shares of preferred stock which are immediately convertible into 10,000 shares of common stock.
(23)	Includes 8,000 shares of common stock that may be acquired upon exercise of options and 878 shares of common stock held directly by Mr. Strauss.
(24)	Includes 20,096 shares of common stock held by Mr. Hrdlicka and 24,000 shares that may be acquired upon exercise of options. Mr. Hrdlicka was a former regional President of San Antonio of our bank.

Material Relationships with Selling Stockholders

Certain relationships with selling stockholders are described in the footnotes to the table listing the selling stockholders.

In addition, certain members of our management may participate in the offering in the event that the underwriters exercise their over-allotment option. The following table sets forth information with respect to the beneficial ownership of our common stock as of August 31, 2002 of those officers who have indicated an interest to sell their shares in the offering, as well as the maximum number of shares of common stock being offered by the officers. None of the members of our management will sell their shares of common stock in the offering except in connection with any exercise of the over-allotment option by the underwriters.

	Shares Beneficially Owned Before the Offering			Shares Being Offered	Shares Beneficially Owned After the Offering
Name	Number		Percentage(7)		Number	Percentage(8)
Vince A. Ackerson	196,038	(1)	1.02%	50,000	146,038	*
Executive Vice President of Texas Capital Bank—Line of Business, Corporate Banking
C. Keith Cargill	196,368	(2)	1.02%	60,000	136,368	*
Executive Vice President and Chief Lending Officer of Texas Capital Bank
David L. Cargill	175,450	(3)	*	50,000	125,450	*
Executive Vice President of Texas Capital Bank—Line of Business, Business Banking
Joseph M. (Jody) Grant	895,586	(4)	4.67%	80,000	815,586	3.36%
Chairman, Chief Executive Officer and Director
Raleigh Hortenstine III	440,000	(5)	2.30%	80,000	360,000	1.48%
President and Director
George F. Jones, Jr.	271,048	(6)	1.41%	80,000	191,048	*
Director, President and Chief Executive Officer of Texas Capital Bank

*	Denotes less than 1% of the outstanding shares of common stock.
(1)
Includes 163,584 shares held by JAKS Partners, Ltd. of which Mr. Ackerson is the Managing Partner; 392 shares held by Mr. Ackerson; 8,062 shares held by Mr. Ackerson’s spouse; and 24,000 shares of common stock that may be acquired upon exercise of options.

(2)
Includes 392 shares held by Mr. Cargill; 163,976 shares held by Cargill Lakes Partners, Ltd., of which Mr. Cargill is the President of its general partner, Cargill Lakes, Inc.; and 32,000 shares of common stock that may be acquired upon the exercise of options.

(3)
Includes 151,450 shares of common stock held by Cargill Capital Partners, Ltd. of which Mr. Cargill is the Managing Partner; and 24,000 shares of common stock that may be acquired upon the exercise of options.

(4)
Includes 56,000 shares that may be acquired upon the exercise of options and 771,586 shares held by Mr. Grant. Also includes 68,000 shares which are currently held in irrevocable trusts and of which Mr. Grant disclaims beneficial ownership.

(5)
Includes 209,398 shares held by Hortenstine Family Investments, L. P., of which Mr. Hortenstine is the General Partner; 202 shares held by Hortenstine Liquidity Trust, of which Mr. Hortenstine is the trustee; 70,400 shares held by Mr. Hortenstine; 10,000 shares of preferred stock that are immediately convertible into 20,000 shares of common stock; and 140,000 shares that may be acquired upon exercise of options.

(6)
Includes 202,918 shares held by G & M Partners Ltd., of which Mr. Jones is the Managing General Partner; 28,130 shares held directly by Mr. Jones; and 40,000 shares that may be acquired upon exercise of options.

(7)
Percentage is calculated on the basis of 19,154,240 shares of common stock (voting and non-voting) outstanding as of August 31, 2002, after giving effect to the one-for-one stock dividend, plus the aggregate number of shares of common stock which the officer has the right to acquire based on the exercise of options or conversion of preferred stock within 60 days after August 31, 2002.

(8)
Percentage is calculated on the basis of (a) 24,268,524 shares of common stock outstanding after the offering, which (i) reflects the one-for-one stock dividend; (ii) assumes the conversion of the 1,057,142 shares of preferred stock outstanding as of August 31, 2002, into 2,114,284 shares of common stock, which we expect will occur automatically upon the consummation of the offering; and (iii) assumes no exercise of outstanding options, plus (b) the aggregate number of shares of common stock which the officer has the right to acquire based on the exercise of options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We are presently a lender in a bank group which has entered into an Amended and Restated Credit Agreement, dated November 9, 2000, with Ace Cash Express, Inc., pursuant to which the bank group provides Ace Cash Express with a revolving credit and term loan facility for working capital, general corporate purposes, store construction and relocation and other capital expenditures. We hold less than 5% of the commitments extended to Ace Cash Express pursuant to the Amended and Restated Credit Agreement, a commitment that represents approximately $4.6 million if fully funded. Ace Cash Express has entered into an agreement with H&R Block that contemplates placing Ace Cash Express self-service check cashing machines at H&R Block locations. Pursuant to an agreement entered into in January 2002, we agreed to provide the cash to constitute inventory for those machines in exchange for a fee that varies dependent on the amount of cash inventory maintained in the machines. The agreement expired in April 2002. Marshall B. Payne, a former member of our board of directors, is also a member of the board of directors of Ace Cash Express.

Larry A. Makel, a member of our board of directors and our Corporate Secretary, is a partner in the law firm Patton Boggs LLP. We have retained Patton Boggs LLP on a regular basis to perform legal services, including acting as our counsel in connection with the offering.

James R. Erwin, a member of our board of directors, is a partner of the consulting firm Erwin, Graves & Associates, LP. We have engaged Erwin, Graves & Associates, LP to provide consulting services to us in connection with the offering, for which Erwin, Graves & Associates, LP will receive a consulting fee equal to $85,000, plus reimbursement of out-of-pocket expenses.

Affiliates of U.S. Bancorp Piper Jaffray and SunTrust Capital Markets, Inc., each of whom beneficially owns more than 5% of the outstanding shares of our preferred stock, are acting as underwriters in the offering.

We have made loans and extensions of credit to our directors, officers and their affiliates. These loans and extensions of credit were made in the ordinary course of business and, in accordance with federal regulations, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with non-affiliates of our company and did not involve more than the normal risk of collectibility or present other unfavorable features. All such loans or extensions of credit to such persons must be approved in advance by a majority of the disinterested members of our board of directors. At June 30, 2002, our loans outstanding to our officers, directors and their respective affiliates totaled $15.8 million, or 13.4% of our stockholders’ equity.

We have entered into indemnification agreements with each of our directors and officers, which may be broader than the specific indemnification provisions contained in our certificate of incorporation, bylaws or under Delaware law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers. These indemnification agreements also may require us to advance any expenses incurred by our directors or officers as a result of any proceeding against them as to which they could be indemnified. As of the date of this filing, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in certain circumstances.

DESCRIPTION OF OUR CAPITAL STOCK

Common Stock

As of August 31, 2002, there were 100 million authorized shares of common stock, of which 19,154,240 shares were issued and outstanding (after giving effect to the one-for-one stock dividend declared on July 30, 2002). Of the outstanding shares of common stock, 697,166 shares consist of Series A-1 Nonvoting Common Stock and 18,457,074 shares consist of our voting common stock. Each holder of our voting common stock is entitled to one vote for each share held on all matters with respect to which the holders of our common stock are entitled to vote. The holder of all 697,166 shares of our Series A-1 Nonvoting Common Stock may elect to convert some or all of those shares into shares of our voting common stock so long as the conversion would not increase the holder’s ownership of voting common stock to more than 4.9% of our fully diluted common stock. Our common stock has no preemptive or conversion rights and is not subject to redemption. Holders of our common stock are not entitled to cumulative voting in the election of directors. In the event of dissolution or liquidation, after payment of all creditors, the holders of our common stock (subject to the prior rights of the holders of any outstanding preferred stock) will be entitled to receive pro rata any assets distributable to stockholders in respect of the number of shares held by them.

Convertible Preferred Stock

We have 10 million authorized shares of preferred stock. As of August 31, 2002, there were 1,057,142 shares of our 6.0% Series A Convertible Preferred Stock issued and outstanding. As a result of the stock dividend declared on July 30, 2002, at the option of each holder of preferred stock or upon the occurrence of certain specified events as set forth in our Certificate of Incorporation, each share of preferred stock is convertible into two shares of our common stock, subject to adjustment for certain dividends, forward and reverse stock splits and issuances by reclassification. We expect that all 1,057,142 shares of preferred stock outstanding will be converted automatically into 2,114,284 shares of common stock upon the consummation of the offering.

Anti-Takeover Considerations and Special Provisions of our Certificate of Incorporation, Bylaws and Delaware Law

Certificate of Incorporation and Bylaws.    A number of provisions of our certificate of incorporation and bylaws concern matters of corporate governance and the rights of our stockholders. Provisions such as those that require advance notice for nominations of directors and for stockholder proposals and that grant our board of directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof may have an anti-takeover effect by discouraging takeover attempts not first approved by our board of directors, including takeovers which may be considered by some of our stockholders to be in their best interests. To the extent takeover attempts are discouraged, temporary fluctuations in the market price of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. Such provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be viewed by our stockholders as beneficial to their interests. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be viewed by our stockholders as beneficial to their interests, and could potentially depress the market price of our common stock. Our board of directors believes that these provisions are appropriate to protect our interests and the interests of our stockholders.

Preferred Stock.    Our board of directors may from time to time authorize the issuance of one or more classes or series of preferred stock without stockholder approval. Subject to the provisions of our certificate of incorporation and limitations prescribed by law and the rules of the Nasdaq National Market, if applicable, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

One of the effects of undesignated preferred stock may be to enable our board of directors to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock;

•	delaying or preventing a change in control without further action by the stockholders; or

•	decreasing the market price of common stock.

Meetings of Stockholders.    Our bylaws provide that annual meetings of our stockholders may take place at the time and place established by our board of directors. A special meeting of our stockholders may be called by our president, or by our president or secretary upon written request by a majority of our board of directors or at the request in writing of stockholders of record owning at least 10% of all shares issued and outstanding and entitled to vote at the meeting.

Advance Notice Provisions.    Our bylaws provide that nominations for directors may not be made by stockholders at any annual or special meeting thereof unless the stockholder intending to make a nomination notifies us of its intention a specified number of days in advance of the meeting and furnishes to us certain information regarding itself and the intended nominee. Our bylaws also require a stockholder to provide to our secretary advance notice of business to be brought by such stockholder before any annual or special meeting of our stockholders, as well as certain information regarding the stockholder and any material interest the stockholder may have in the proposed business. These provisions could delay stockholder actions that are favored by the holders of a majority of our outstanding stock until the next stockholders’ meeting.

Filling of Board Vacancies; Removal.    Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by the stockholders may be filled by the affirmative vote of a majority of our directors then in office. Each such director will hold office until the next election of directors, and until such director’s successor is elected and qualified, or until the director’s earlier death, resignation or removal.

Amendment of the Bylaws.    Our bylaws may be altered, amended, repealed or replaced by our board of directors or our stockholders at any annual or regular meeting, or at any special meeting if notice of the alteration, amendment, repeal or replacement is given in the notice of the meeting.

Delaware Anti-Takeover Law.    We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder,

for three years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•
after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•
on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by Delaware law.

Our certificate of incorporation and bylaws provide that:

•	we must indemnify our directors, officers, employees and agents to the fullest extent permitted by applicable law; and

•
we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

We have obtained directors’ and officers’ insurance for our directors, officers and some employees for specified liabilities.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though an action of this kind, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, we believe that these indemnification provisions are necessary to attract and retain qualified directors and officers.

Transfer Agent and Registrar

SunTrust Banks, Inc. is the transfer agent and registrar for our common stock.

Listing

We have applied to list our common stock on the Nasdaq National Market under the trading symbol “TCBI.”

IMPORTANT U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of common stock. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings and pronouncements of the Internal Revenue Service (the “IRS”) and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and the company has not obtained, nor does the company intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring, holding, or disposing of the common stock. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their specific circumstances, such as investors subject to special tax rules (e.g., financial institutions, insurance companies, broker dealers and tax exempt organizations) or to persons that hold the common stock as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for U.S. federal income tax purposes or that have a functional currency other than the U.S. dollar or to employees of the company or to persons to whom property was or is transferred in connection with the performance of services, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary assumes that investors will hold their common stock as “capital assets” (generally, property held for investment) within the meaning of the Code. Each prospective investor is urged to consult its own tax advisor regarding the U.S. federal, state, local, and foreign income and other tax consequences of the receipt, ownership, and disposition of the common stock.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial holder of common stock that for U.S. federal income tax purposes is (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the U.S. (unless such person is not treated as a resident of the U.S. under an applicable bilateral income tax treaty), (ii) a corporation formed under the laws of the U.S. or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust, the administration of which is subject to the primary supervision of a court within the U.S. and which has one or more U.S. persons with authority to control all substantial decisions. A “Non-U.S. Holder” means any holder of common stock other than a U.S. Holder or a foreign or domestic partnership.

If a partnership (including for this purpose any entity, foreign or domestic, classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners for U.S. federal income tax purposes. A holder of common stock that is a partnership, and the partners in such partnership, should consult their individual tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the common stock.

Dividends

As previously discussed, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” However, generally, for U.S. Holders, distributions with respect to the common stock will be treated as dividends (taxable as ordinary income) to the extent of the company’s current and accumulated earnings and profits as calculated for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to a U.S. Holder’s common stock exceeds the company’s current and accumulated earnings and profits, it will be treated first as a tax-free return of capital to the extent of the holder’s basis in the common stock, and thereafter as capital gain from the sale of the common stock.

Sale, Redemption or Other Taxable Disposition of Common Stock

Upon a sale or other taxable disposition of common stock, a U.S. Holder generally will recognize capital gain (or loss) for U.S. federal income tax purposes in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any other property received upon such sale or other taxable disposition and (ii) the holder’s adjusted tax basis in the common stock. Such gain or loss will be long-term capital gain or loss if the common stock has been held for more than one year at the time of disposition. Long-term capital gain recognized by non-corporate holders generally is taxed at preferential rates.

Information Reporting And Backup Withholding

A U.S. Holder of common stock may be subject to “backup withholding” at a current rate of 30% with respect to certain “reportable payments,” including dividend payments, and proceeds from the disposition of the stock to or through a broker. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor, (ii) fails to report properly interest or dividends, (iii) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding, or (iv) if the IRS provides notification that the U.S. Holder has furnished the company with an incorrect TIN. Any amount withheld from a payment to a holder under the backup withholding rules is not an additional tax and is creditable against the holder’s federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations and tax exempt organizations, provided their exemptions from backup withholding are properly established.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above). Special rules may apply to certain Non-U.S. Holders, such as certain United States expatriates, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies” and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Dividends

As previously discussed, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event we do declare or pay cash dividends, however, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to the 30% withholding tax or treaty-reduced rate, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain IRS certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of common stock who wishes to claim an exemption from, or reduction in, withholding under the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete IRS Form W-8BEN (or successor form) and certify under penalty of perjury that such holder is not a U.S. person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

A Non-U.S. Holder of common stock eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS on a timely basis.

Sale, Redemption or Other Taxable Disposition of Common Stock

Except as described below and subject to the discussion concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (2) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (3) the Non-U.S. Holder is subject to tax pursuant to the provisions of United States federal tax law applicable to certain United States expatriates (including certain former citizens or residents of the United States), or (4) the company is or has been a U.S. real property holding corporation within the meaning of Section 897 of the Code for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the common stock.

An individual Non-U.S. Holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

If we are or become a U.S. real property holding corporation, then assuming the common stock is regularly traded on an established securities market, only a Non-U.S. Holder who holds or held (at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the common stock) more than 5% of the common stock will be subject to U.S. federal income tax on the disposition of the common stock under these rules.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of these information returns reporting also may be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provision of an applicable income tax treaty.

Information reporting and backup withholding of U.S. federal income tax at a current rate of 30% generally may apply to payments made by us or any agent of ours to Non-U.S. Holders if the payee fails to make the appropriate certification that the holder is not a U.S. person or if we or our paying agent has actual knowledge that the payee is a U.S. person.

The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker, foreign or domestic, will be subject to information reporting and possibly backup withholding unless the owner certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-United States office of a non-United States broker that is not a U.S. related person generally will not be subject to backup withholding. However, if such broker is (i) a U.S. person, (ii) a “controlled foreign corporation” for U.S. tax purposes, (iii) a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a U.S. trade or business or (iv) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in Treasury regulations under the Code) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files of the Non-U.S. Holder’s foreign status and certain other conditions are met or you otherwise establish an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. Holder.

Any amounts withheld under the backup withholding rules are not an additional tax and may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability if the required information is furnished to the IRS.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND SHOULD NOT BE CONSTRUED AS TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have 24,268,524 shares of our common stock issued and outstanding, assuming no exercise of outstanding options. Of the outstanding shares, approximately 10.0 million shares, including the shares sold in this offering, will be freely tradable. The remainder of our shares of common stock will be deemed “restricted securities” as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which is summarized below. Approximately 1.4 million and 540,000 additional shares will be available for sale in the public market, subject to the volume restrictions of Rule 144 and the lock-up agreements described below, in December 2002 and January 2003, respectively.

Lock-Up Agreements

We, and our officers, directors, the selling stockholders and certain other significant stockholders have agreed not to sell or otherwise dispose of any shares of our common stock for a period beginning on the date of the applicable lock-up agreement or the date of this prospectus and ending 180 days after the date of this prospectus, without the prior written consent of Lehman Brothers Inc., on behalf of the underwriters. Approximately 13.9 million shares will be subject to these lock-up agreements.

Rule 144

In general, under Rule 144, a person, or group of persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year following the date of the acquisition of such shares from the issuer or an affiliate of the issuer would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are subject to certain manner of sale provisions and notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years following the date of the acquisition of such shares from the issuer or an affiliate of the issuer, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, shares eligible to be sold under Rule 144(k) may be sold immediately upon the completion of the offering.

UNDERWRITING

Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., U.S. Bancorp Piper Jaffray Inc. and SunTrust Capital Markets, Inc. are acting as representatives, has agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below. Subject to the terms and conditions of the underwriting agreement, the underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Underwriters	Number of Shares
Lehman Brothers Inc.
U.S. Bancorp Piper Jaffray Inc.
SunTrust Capital Markets, Inc.

Total	6,000,000

The underwriting agreement provides that the underwriters’ obligations to purchase our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, which include that:

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at the public offering price less a selling concession not in excess of $     per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $     per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay. The underwriting discounts and commissions are equal to the public offering price per share, less the amount paid to us or the selling stockholders, as the case may be, per share. The underwriting discounts and commissions equal 7% of the initial public offering price.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Paid by us (before expenses)	$	$	$
Paid by the selling stockholders (before expenses)	$	$	$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting fees, but excluding underwriting discounts and commissions, will be approximately $1.4 million. We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions applicable to the shares they are selling.

Over-Allotment Option

Certain of the selling stockholders have granted to the underwriters an option to purchase up to an aggregate of 900,000 shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.

Lock-Up Agreements

We and our officers, directors, the selling stockholders and certain other significant stockholders have agreed that, without the prior written consent of Lehman Brothers Inc., we and they will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period beginning on the date of the applicable lock-up agreement or the date of this prospectus and ending 180 days from the date of this prospectus.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities. We have further agreed to indemnify the underwriters against liabilities related to the directed share program referred to below, including liabilities under the Securities Act.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in over-allotment, stabilizing transactions, syndicate short covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•
Syndicate short covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing

We have applied to list our common shares on the Nasdaq National Market under the symbol “TCBI.” In connection with that listing, the underwriters have undertaken to sell the minimum number of shares to the minimum number of beneficial owners necessary to meet the Nasdaq National Market listing requirements.

Offers and Sales in Canada

This prospectus is not, and under no circumstances is it to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus or prospectus supplement with the relevant Canadian securities regulations and only by a registered dealer or, alternatively pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

UK Selling Restrictions

Each underwriter has represented and agreed that:

•
it has not offered or sold and prior to the date six months after the date of issue of the common stock will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of

Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any of the shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

No Public Offering Outside the United States; Stamp Taxes

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of our common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price on the cover of this prospectus.

Directed Share Program

At our request, the underwriters have reserved up to 250,000 shares, or approximately 4.2% of our common stock offered by this prospectus, for sale under a directed share program to specified business associates. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants which are not so purchased will be reallocated for sale to the general public in the offering.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of our common stock offered by them.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as an underwriter or a selling group member and should not be relied upon by investors.

Other

Some of the underwriters or their affiliates have provided investment banking and financial advisory services for us from time to time for which they have received customary fees and reimbursements of expenses and may in the future provide additional services. Affiliates of U.S. Bancorp Piper Jaffray Inc. and SunTrust Capital Markets, Inc. own shares of our preferred stock, as described under “Principal Stockholders.”

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Patton Boggs LLP, Washington, D.C. Certain legal matters in connection with shares of common stock offered in this prospectus will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

We have retained Patton Boggs LLP on a regular basis to perform legal services for us, including acting as our counsel in connection with the offering. Larry A. Makel, a member of our board of directors, is a partner in the law firm Patton Boggs LLP. As of August 31, 2002, partners of Patton Boggs LLP beneficially own, in the aggregate, 229,584 shares, or 1.24%, of our common stock.

EXPERTS

The financial statements as of June 30, 2002, December 31, 2001 and 2000, for the six month period ended June 30, 2002, and for each of the three years in the period ended December 31, 2001, included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act for the common stock sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits and schedules. For further information about us and our common stock, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document to which we refer are not necessarily complete. In each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference. Copies of the registration statement and the accompanying exhibits and schedules may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may be obtained at prescribed rates from the Public Reference Room of the Securities and Exchange Commission Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents that we have previously filed with the Securities and Exchange Commission are incorporated into this prospectus by reference:

•	our annual report on Form 10-K for the year ended December 31, 2001;

•	our definitive proxy statement filed on April 30, 2002;

•	our definitive consent statement filed on August 28, 2002;

•	our quarterly reports on Form 10-Q for the quarters ended June 30, 2002 and March 31, 2002; and

•	our current report on Form 8-K filed on April 29, 2002.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering are incorporated herein by reference and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in this prospectus or in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any prospectus supplement.

We will provide without charge to each person to whom this prospectus is delivered, upon request, a copy of any documents incorporated into this prospectus by reference. Requests for copies of such documents should be directed to Texas Capital Bancshares, Inc., 2100 McKinney Avenue, Suite 900, Dallas, Texas 75201, telephone (214) 932-6600, Attention: Investor Relations.

REPORT OF INDEPENDENT AUDITORS

The Stockholders and Board of Directors
Texas Capital Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of Texas Capital Bancshares, Inc. as of June 30, 2002 and December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the six months ended June 30, 2002 and each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Capital Bancshares, Inc. at June 30, 2002 and December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the six months ended June 30, 2002 and each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Dallas, Texas
August 8, 2002

TEXAS CAPITAL BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS
(In Thousands except Share Data)

	June 30 2002	December 31
		2001	2000
Assets
Cash and due from banks	$45,039	$44,260	$29,431
Federal funds sold	1,320	12,360	30,860
Securities, available-for-sale	270,085	206,365	184,952
Securities, held-to-maturity (fair value of $28,539)	—	—	28,366
Loans, net	890,539	841,907	615,605
Loans held for sale	37,826	43,764	1,346
Premises and equipment, net	4,434	4,950	6,111
Accrued interest receivable and other assets	10,035	9,677	10,136
Goodwill, net	1,496	1,496	1,621

Total assets	$1,260,774	$1,164,779	$908,428

Liabilities and Stockholders’ Equity
Deposits:
Non-interest bearing	$159,503	$136,266	$71,856
Interest bearing	820,794	749,811	723,001

	980,297	886,077	794,857
Accrued interest payable	3,042	2,848	3,653
Other liabilities	4,863	5,897	5,135
Federal funds purchased	52,087	76,699	11,525
Other borrowings	102,442	86,899	7,061

Total liabilities	1,142,731	1,058,420	822,231
Commitments and contingencies
Stockholders’ equity:
Convertible preferred stock, non-voting, $.01 par value, 6%:
Authorized shares—10,000,000
Issued shares—1,057,142 and 753,301 at June 30, 2002 and December 31, 2001, respectively	11	8	—
Common stock, $.01 par value:
Authorized shares—100,000,000
Issued shares—18,461,046, 18,400,310 and 18,303,594 at June 30, 2002 and December 31, 2001 and 2000, respectively	184	184	183
Series A-1 Non-voting common stock, $.01 par value:
Issued shares—697,166, 741,392 and 812,256 at June 30, 2002 and December 31, 2001 and 2000, respectively	7	7	8
Additional paid-in capital	132,195	127,378	113,876
Accumulated deficit	(17,313)	(20,690)	(26,534)
Treasury stock (shares at cost: 94,834, 87,516 and 220,828 at June 30, 2002 and December 31, 2001 and 2000, respectively)	(650)	(594)	(1,427)
Deferred compensation	573	573	573
Accumulated other comprehensive income (loss)	3,036	(507)	(482)

Total stockholders’ equity	118,043	106,359	86,197

Total liabilities and stockholders’ equity	$1,260,774	$1,164,779	$908,428

See accompanying notes.

TEXAS CAPITAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands except Share Data)

	Six Months Ended June 30		Year Ended December 31
	2002	2001	2001	2000	1999
		(Unaudited)
Interest income:
Interest and fees on loans	$25,326	$29,694	$59,236	$40,282	$8,293
Securities	6,505	5,540	10,760	13,608	5,560
Federal funds sold	179	446	580	1,778	551
Deposits in other banks	3	9	18	101	10

Total interest income	32,013	35,689	70,594	55,769	14,414
Interest expense:
Deposits	10,033	18,224	31,759	31,703	5,563
Federal funds purchased	743	—	2,107	485	—
Other borrowings	1,629	1,435	1,673	742	603

Total interest expense	12,405	19,659	35,539	32,930	6,166

Net interest income	19,608	16,030	35,055	22,839	8,248
Provision for loan losses	1,979	2,122	5,762	6,135	2,687

Net interest income after provision for loan losses	17,629	13,908	29,293	16,704	5,561
Non-interest income:
Service charges on deposit accounts	1,345	801	1,857	487	127
Trust fee income	492	404	826	574	158
Gain (loss) on sale of securities, gross	—	981	1,902	19	(1)
Cash processing fees	993	—	—	—	—
Other	826	529	1,398	877	74

Total non-interest income	3,656	2,715	5,983	1,957	358
Non-interest expense:
Salaries and employee benefits	8,329	7,991	15,033	15,330	7,761
Net occupancy expense	2,553	2,300	4,795	4,122	1,825
Advertising and affinity payments	562	178	278	4,182	2,112
Legal and professional	1,451	827	1,898	2,823	1,067
Communications and data processing	1,400	1,445	2,930	1,804	496
Franchise taxes	47	66	120	145	181
Other	2,438	2,113	4,378	6,752	1,775

Total non-interest expense	16,780	14,920	29,432	35,158	15,217

Income (loss) before income taxes	4,505	1,703	5,844	(16,497)	(9,298)
Income tax expense	1,128	—	—	—	—

Net income (loss)	3,377	1,703	5,844	(16,497)	(9,298)
Preferred stock dividends	(537)	—	(26)	—	—

Income (loss) available to common stockholders	$2,840	$1,703	$5,818	$(16,497)	$(9,298)

Income (loss) per share:
Basic	$.15	$.09	$.31	$(.95)	$(.61)

Diluted	$.15	$.09	$.30	$(.95)	$(.61)

See accompanying notes.

TEXAS CAPITAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(In Thousands except Share Data)

	Convertible Preferred Stock		Common Stock		Series A-1 Non-voting Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount
Balance at December 31, 1998	—	$—	12,320,882	$123	949,740	$10	$73,796	$(739)	—	$—	$—	$(4)	$73,186
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	(9,298)	—	—	—	—	(9,298)
Change in unrealized loss on available-for-sale securities, net of reclassification amount of ($1)	—	—	—	—	—	—	—	—	—	—	—	(3,194)	(3,194)

Total comprehensive income (loss)													(12,492)
Stock issued	—	—	2,101,806	21	—	—	13,044	—	—	—	—	—	13,065
Transfers	—	—	96,352	1	(96,352)	(1)	—	—	—	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	—	—	(135,442)	(847)	—	—	(847)
Deferred compensation arrangement	—	—	—	—	—	—	—	—	(49,614)	(322)	322	—	—

Balance at December 31, 1999	—	—	14,519,040	145	853,388	9	86,840	(10,037)	(185,056)	(1,169)	322	(3,198)	72,912
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	(16,497)	—	—	—	—	(16,497)
Change in unrealized loss on available-for-sale securities, net of reclassification amount of $19	—	—	—	—	—	—	—	—	—	—	—	2,716	2,716

Total comprehensive income (loss)													(13,781)
Stock issued	—	—	3,743,422	37	—	—	27,036	—	—	—	—	—	27,073
Transfers	—	—	41,132	1	(41,132)	(1)	—	—	—	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	—	—	(23,112)	(144)	—	—	(144)
Sale of treasury stock	—	—	—	—	—	—	—	—	22,000	137	—	—	137
Deferred compensation arrangement	—	—	—	—	—	—	—	—	(34,660)	(251)	251	—	—

Balance at December 31, 2000	—	—	18,303,594	183	812,256	8	113,876	(26,534)	(220,828)	(1,427)	573	(482)	86,197
Comprehensive income (loss):
Net income	—	—	—	—	—	—	—	5,844	—	—	—	—	5,844
Change in unrealized loss on available-for-sale securities, net of reclassification amount of $1,902	—	—	—	—	—	—	—	—	—	—	—	(25)	(25)

Total comprehensive income													5,819
Sale of convertible preferred stock	753,301	8	—	—	—	—	13,175	—	—	—	—	—	13,183
Sale of common stock	—	—	25,852	—	—	—	159	—	—	—	—	—	159
Preferred dividends payable	—	—	—	—	—	—	(26)	—	—	—	—	—	(26)
Transfers	—	—	70,864	1	(70,864)	(1)	—	—	—	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	—	—	(70,670)	(452)	—	—	(452)
Sale of treasury stock	—	—	—	—	—	—	194	—	203,982	1,285	—	—	1,479

Balance at December 31, 2001	753,301	8	18,400,310	184	741,392	7	127,378	(20,690)	(87,516)	(594)	573	(507)	106,359

TEXAS CAPITAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)
(In Thousands except Share Data)

	Convertible Preferred Stock		Common Stock		Series A-1 Non-voting Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount
Comprehensive income (loss):
Net income	—	$—	—	$—	—	$—	$—	$3,377	—	$—	$—	$—	$3,377
Change in unrealized gain (loss) on available-for-sale securities, net of tax of $1,908	—	—	—	—	—	—	—	—	—	—	—	3,543	3,543

Total comprehensive income													6,920
Sale of convertible preferred stock	303,841	3	—	—	—	—	5,247	—	—	—	—	—	5,250
Sale of common stock	—	—	16,510	—	—	—	104	—	—	—	—	—	104
Preferred dividends	—	—	—	—	—	—	(537)	—	—	—	—	—	(537)
Transfers	—	—	44,226	—	(44,226)	—	—	—	—	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	—	—	(11,732)	(85)	—	—	(85)
Sale of treasury stock	—	—	—	—	—	—	3	—	4,414	29	—	—	32

Balance at June 30, 2002	1,057,142	$11	18,461,046	$184	697,166	$7	$132,195	$(17,313)	(94,834)	$(650)	$573	$3,036	$118,043

See accompanying notes.

TEXAS CAPITAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Six Months Ended June 30		Year Ended December 31
	2002	2001	2001	2000	1999
		(Unaudited)
Operating activities
Net income (loss)	$3,377	$1,703	$5,844	$(16,497)	$(9,298)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for loan losses	1,979	2,122	5,762	6,135	2,687
Depreciation and amortization	887	937	1,922	1,599	715
Amortization and accretion on securities	699	7	386	(418)	(72)
(Gain) loss on sale of securities	—	(981)	(1,902)	(19)	1
(Gain) loss on sale of assets	—	—	12	—	—
Originations of loans held for sale	(421,442)	(201,380)	(607,318)	—	—
Proceeds from sales of loans held for sale	427,380	183,743	564,900	—	—
Changes in operating assets and liabilities:
Accrued interest receivable and other assets	(242)	(1,771)	459	(5,465)	(4,291)
Accrued interest payable and other liabilities	(2,722)	274	(69)	6,456	2,225

Net cash provided by (used in) operating activities	9,916	(15,346)	(30,004)	(8,209)	(8,033)
Investing activities
Purchases of available-for-sale securities	(91,439)	(121,871)	(259,571)	(146,124)	(192,732)
Proceeds from sales of available-for-sale securities	—	79,233	142,250	110,498	24,697
Maturities and calls of available-for-sale securities	2,900	67,780	68,195	—	—
Purchase of held-to-maturity securities	—	—	—	(28,226)	—
Principal payments received on securities	29,628	23,035	57,570	18,096	3,674
Net increase in loans	(50,932)	(165,344)	(232,064)	(398,291)	(216,490)
Purchase of premises and equipment, net	(223)	(234)	(648)	(3,175)	(4,624)

Net cash used in investing activities	(110,066)	(117,401)	(224,268)	(447,222)	(385,475)
Financing activities
Net increase in checking, money market, and savings accounts	9,024	88,901	52,411	313,025	175,994
Net increase (decrease) in certificates of deposit	85,196	(61,668)	38,809	194,764	95,056
Sale of common stock	104	81	159	27,073	13,065
Net other borrowings	15,543	32,090	79,838	(39,206)	46,267
Net federal funds purchased	(24,612)	45,470	65,174	11,525	—
Sale of preferred stock	5,250	—	13,183	—	—
(Purchase) sale of treasury stock, net	(53)	483	1,027	(7)	(847)
Dividends paid	(563)	—	—	—	—

Net cash provided by financing activities	89,889	105,357	250,601	507,174	329,535

Net increase (decrease) in cash and cash equivalents	(10,261)	(27,390)	(3,671)	51,743	(63,973)
Cash and cash equivalents, beginning of period	56,620	60,291	60,291	8,548	72,521

Cash and cash equivalents, end of period	$46,359	$32,901	$56,620	$60,291	$8,548

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$12,211	$20,811	$36,344	$30,535	$4,956
Non-cash transactions:
Transfers from loans/leases to other repossessed assets	173	—	—	—	—
Transfers from loans/leases to premises and equipment	148	—	—	—	—

See accompanying notes.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Operations and Summary of Significant Accounting Policies

Organization and Nature of Business

Texas Capital Bancshares, Inc. (Texas Capital Bancshares or the Company), a Delaware bank holding company, was incorporated in November 1996 and commenced operations in March 1998. The consolidated financial statements of the Company include the accounts of Texas Capital Bancshares, Inc. and its wholly owned subsidiary, Texas Capital Bank, National Association (the Bank). The Bank was formed on December 18, 1998 through the acquisition of Resource Bank, National Association (Resource Bank). All significant intercompany accounts and transactions have been eliminated upon consolidation.

All business is conducted through the Bank. BankDirect, a division of the Bank, provides online banking services through the Internet. The Bank currently provides commercial banking services to its customers in Texas. The Bank concentrates on middle market commercial and private client customers, while BankDirect provides basic consumer banking services to Internet users nationwide.

Amounts and disclosures have been adjusted to reflect a one-for-one stock dividend which was declared on July 30, 2002, and which will be paid by September 16, 2002, pursuant to which each stockholder will receive one additional share of common stock for each share of common stock owned as of July 30, 2002.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include amounts due from banks and federal funds sold.

Securities

Securities are classified as trading, available-for-sale or held-to-maturity. Management classifies securities at the time of purchase and re-assesses such designation at each balance sheet date; however, transfers between categories from this re-assessment are rare.

Trading Account

Securities acquired for resale in anticipation of short-term market movements are classified as trading, with realized and unrealized gains and losses recognized in income. To date, the Company has not had any activity in its trading account.

Held-to-Maturity and Available-for-Sale

Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Debt securities not classified as held-to-maturity or trading and marketable equity securities not classified as trading are classified as

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses reported in a separate component of accumulated other comprehensive income. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization and accretion is included in interest income from securities. Realized gains and losses and declines in value judged to be other-than-temporary are included in gain (loss) on sale of securities. The cost of securities sold is based on the specific identification method.

Loans

Loans (which include leases) are either secured or unsecured based on the type of loan and the financial condition of the borrower. Repayment is generally expected from cash flows of borrowers. The Company is exposed to risk of loss on loans which may arise from any number of factors including problems within the respective industry of the borrower or from local economic conditions. Access to collateral, in the event of borrower default, is reasonably assured through adherence to applicable lending laws and through sound lending standards and credit review procedures.

Loans are stated at the amount of unpaid principal reduced by deferred income (net of costs) and an allowance for loan losses. Interest on loans is recognized using the simple-interest method on the daily balances of the principal amounts outstanding. Loan origination fees, net of direct loan origination costs, and commitment fees, are deferred and amortized as an adjustment to yield over the life of the loan, or over the commitment period, as applicable.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due (both principal and interest) according to the terms of the loan agreement. Reserves on impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the underlying collateral.

The accrual of interest on loans is discontinued when it is considered impaired and/or there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. When a loan is placed on non-accrual status, all previously accrued and unpaid interest is reversed. Interest income is subsequently recognized on a cash basis as long as the remaining book balance of the asset is deemed to be fully collectible. If collectibility is questionable, then cash payments are applied to principal. A loan is placed back on accrual status when both principal and interest are current.

Loans held for sale are carried at cost which approximates market.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged against income. The allowance for loan losses includes specific reserves for impaired loans and an estimate of losses inherent in the loan portfolio at the balance sheet date, but not yet identified with specific loans. Loans deemed to be uncollectible are charged against the allowance when management believes that the collectibility of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. Management’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral and current economic conditions.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Repossessed Assets

Repossessed assets consist of collateral that has been repossessed. Collateral that has been repossessed is recorded at the lower of fair value less selling costs or the book value of the loan or lease prior to repossession. Writedowns are provided for subsequent declines in value and are recorded in other non-interest expense.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Gains or losses on disposals of premises and equipment are included in results of operations.

Advertising, Website Development Costs, and Software

Advertising costs are expensed as incurred. Costs incurred in connection with the initial website development are capitalized and amortized over a period not to exceed three years. Ongoing maintenance and enhancements of websites are expensed as incurred. Costs incurred in connection with development or purchase of internal use software are capitalized and amortized over a period not to exceed five years. Both website development and internal use software costs are included in other assets in the consolidated financial statements.

Intangible Assets

Through December 31, 2001, the excess of cost over the fair value of net identifiable assets of businesses acquired (goodwill) was amortized on a straight-line basis over a period not in excess of 20 years. All intangible assets were evaluated annually or more often when economic conditions indicated an impairment may exist to determine recoverability of their carrying value. These conditions would have included an ongoing negative performance history and a forecast of anticipated performance that was significantly below management’s initial expectation for the acquired entity. Impairment would have been determined based on the estimated discounted cash flows of the entity acquired over the remaining amortization period.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142, which was effective January 1, 2002, prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

As of January 1, 2002, the Company ceased amortizing goodwill. The Company has tested goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company performed the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 in the first quarter of 2002 and no impairment was indicated.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For comparative purposes, the prior year results shown below have been adjusted to reflect the impact the change in accounting would have had if it had been adopted for the periods shown.

	Six months ended June 30		Year ended December 31
	2002	2001	2001	2000	1999
		(Unaudited)
	(in Thousands)
Net income (loss):
As reported	$3,377	$1,703	$5,844	$(16,497)	$(9,298)
Amortization expense	—	63	125	125	125

Net income (loss) without amortization expense	$3,377	$1,766	$5,969	$(16,372)	$(9,173)

	Six months ended June 30		Year ended December 31
	2002	2001	2001	2000	1999
		(Unaudited)
Basic income (loss) per share:
As reported	$.15	$.09	$.31	$(.95)	$(.61)
Excluding amortization expense	$.15	$.09	$.31	$(.94)	$(.61)
Diluted income (loss) per share:
As reported	$.15	$.09	$.30	$(.95)	$(.61)
Excluding amortization expense	$.15	$.09	$.31	$(.94)	$(.61)

Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Company’s available-for-sale securities are included in accumulated other comprehensive income (loss).

Income Taxes

The Company and its subsidiary file a consolidated federal income tax return. The Company utilizes the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax law or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation reserve is provided against deferred tax assets unless it is more likely than not that such deferred tax assets will be realized.

Reclassification

Certain reclassifications have been made to the 2001, 2000 and 1999 financial statements to conform to the 2002 presentation.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Securities

The following is a summary of securities:

	June 30, 2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Thousands)
Available-for-Sale Securities:
U. S. Treasuries	$1,798	$—	$(1)	$1,797
Mortgage-backed securities	254,046	4,974	(27)	258,993
Equity securities	9,297	—	(2)	9,295

	$265,141	$4,974	$(30)	$270,085

	December 31, 2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Thousands)
Available-for-Sale Securities:
U. S. Treasuries	$1,298	$—	$(1)	$1,297
Mortgage-backed securities	199,060	925	(1,414)	198,571
Equity securities	6,514	—	(17)	6,497

	$206,872	$925	$(1,432)	$206,365

	December 31, 2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Thousands)
Available-for-Sale Securities:
U. S. Government agency securities	$71,488	$3	$(644)	$70,847
Mortgage-backed securities	76,957	286	(155)	77,088
Other debt securities	31,726	57	(28)	31,755
Equity securities	5,262	—	—	5,262

	$185,433	$346	$(827)	$184,952

	December 31, 2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Thousands)
Held-to-Maturity Securities:
Other debt securities	$28,366	$173	$—	$28,539

	$28,366	$173	$—	$28,539

Held-to-maturity securities with an amortized cost of $28,366,000 were transferred to available-for-sale effective January 1, 2001 in accordance with the provisions of FAS 133 adoption. As of the date of the transfer, the securities had an unrealized gain of $173,000 and were recorded at an estimated fair value of $28,539,000.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The amortized cost and estimated fair value of securities are presented below by contractual maturity:

	June 30, 2002
Available-for-Sale	Less Than One Year	One to Five Years	Five to Ten Years	After Ten Years	Total
	(In Thousands)
U.S. Treasuries:
Amortized cost	$1,798	$—	$—	$—	$1,798
Estimated fair value	1,797	—	—	—	1,797
Weighted average yield	1.658%	—	—	—	1.658%
Mortgage-backed securities:(1)
Amortized cost		2,048	36,659	215,339	254,046
Estimated fair value		2,106	37,213	219,674	258,993
Weighted average yield		5.823%	5.503%	5.731%	5.699%
Equity securities:
Amortized cost					9,297
Estimated fair value					9,295

Total available-for-sale securities:
Amortized cost					$265,141

Estimated fair value					$270,085

	December 31, 2001
Available-for-Sale	Less Than One Year	One to Five Years	Five to Ten Years	After Ten Years	Total
	(In Thousands)
U.S. Treasuries:
Amortized cost	$1,298	$—	$ —	$—	$1,298
Estimated fair value	1,297	—	—	—	1,297
Weighted average yield	1.732%	—	—	—	1.732%
Mortgage-backed securities:(1)
Amortized cost		4,422	—	194,638	199,060
Estimated fair value		4,475	—	194,096	198,571
Weighted average yield		6.280%	—	5.927%	5.935%
Equity securities:
Amortized cost					6,514
Estimated fair value					6,497

Total available-for-sale securities:
Amortized cost					$206,872

Estimated fair value					$206,365

(1)	Actual maturities may differ significantly from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

Securities with carrying values of approximately $237,084,000, $182,503,000 and $29,908,000 were pledged to secure certain borrowings and deposits at June 30, 2002 and December 31, 2001 and 2000, respectively. See Note 7 for a discussion of securities securing borrowings. Of the pledged securities at June 30, 2002 and December 31, 2001, approximately $105,100,000 and $63,800,000, respectively, were pledged for certain deposits.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    Loans and Allowance for Loan Losses

Loans are summarized by category as follows (in thousands):

	June 30 2002	December 31
		2001	2000
Commercial	$452,133	$402,302	$325,774
Construction	170,271	180,115	83,931
Real estate	238,901	218,192	164,873
Consumer	21,436	25,054	36,092
Leases receivable	24,164	34,552	17,093
Loans held for sale	37,826	43,764	1,346

	944,731	903,979	629,109
Deferred income (net of direct origination costs)	(4,270)	(5,710)	(3,248)
Allowance for loan losses	(12,096)	(12,598)	(8,910)

Loans, net	$928,365	$885,671	$616,951

The majority of the commercial, consumer and real estate mortgage loan portfolios are loans to businesses and individuals in Texas. This geographic concentration subjects the loan portfolio to the general economic conditions within this area. Within the loan portfolio, loans to the services industry were $395.6 million or 41.9% of total loans. Other notable segments include personal/household (which includes loans to certain high net worth individuals for commercial purposes and mortgage loans held for sale, in addition to consumer loans), $103.1 million and petrochemical and mining, $124.5 million. The risks created by these concentrations have been considered by management in the determination of the adequacy of the allowance for loan losses. Management believes the allowance for loan losses is adequate to cover estimated losses on loans at each balance sheet date.

The changes in the allowance for loan losses are summarized as follows (in thousands):

	Six months ended June 30		Year ended December 31
	2002	2001	2001	2000	1999
		(Unaudited)
Balance, beginning of period	$12,598	$8,910	$8,910	$2,775	$100
Provision for loan losses	1,979	2,122	5,762	6,135	2,687
Loans charged off	(2,491)	(353)	(2,074)	—	(12)
Recoveries	10	—	—	—	—

Balance, end of period	$12,096	$10,679	$12,598	$8,910	$2,775

The Bank had impaired loans and leases in the amount of $6,762,000 and $6,032,000 with reserves of $1,437,000 and $1,213,000 as of June 30, 2002 and December 31, 2001, respectively. At June 30, 2002, one loan relationship represented $3,064,000 of total non-accruals. We have specific reserves of $545,000 related to this relationship. If these loans had been current throughout their term, interest and fees on loans would have increased by approximately $202,000 for the six months ended June 30, 2002 and $0 for 2001. Also, the Bank had one loan relationship in the amount of $5,013,000 that was restructured during 2001. The restructuring included a chargeoff and a principal reduction from the borrower. Interest income was recorded when it was received. Total interest collected was approximately $830,000. The Bank had an impaired lease in the amount of $572,000 with a specific reserve of $277,000 as of December 31, 2000. Average impaired loans outstanding

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

during the six months ended June 30, 2002 and the year ended December 31, 2001 totaled $4,668,000 and $3,041,000, respectively.

During the normal course of business, the Company and its subsidiary may enter into transactions with related parties, including their officers, employees, directors, significant stockholders and their related affiliates. It is the Company’s policy that all such transactions are on substantially the same terms as those prevailing at the time for comparable transactions with third parties. Loans to related parties, including officers and directors, were approximately $15,849,000, $14,955,000 and $7,545,000 at June 30, 2002 and December 31, 2001 and 2000, respectively. During the six months ended June 30, 2002 and the years ended December 31, 2001 and 2000, total advances were approximately $9,689,000, $26,527,000 and $18,743,000 and total paydowns were $8,795,000, $19,117,000 and $15,056,000, respectively.

4.    Goodwill

Prior to the adoption of FAS 142, goodwill acquired in the acquisition of Resource Bank in December 1998 was being amortized over 15 years. Accumulated amortization related to intangibles totaled approximately $374,000 at June 30, 2002 and December 31, 2001 and $249,000 at December 31, 2000.

5.    Premises and Equipment

Premises and equipment at June 30, 2002, December 31, 2001 and December 31, 2000 are summarized as follows (in thousands):

	June 30 2002	December 31
		2001	2000
Premises	$2,919	$2,880	$2,792
Furniture and equipment	6,342	6,032	5,386

	9,261	8,912	8,178
Accumulated depreciation	(4,827)	(3,962)	(2,067)

	$4,434	$4,950	$6,111

Depreciation expense was approximately $887,000, $1,797,000 $1,474,000 and $590,000 at June 30, 2002 and December 31, 2001, 2000 and 1999, respectively.

6.    Deposits

The scheduled maturities of interest bearing time deposits are as follows at June 30, 2002 (in thousands):

2002	$230,179
2003	91,409
2004	94,113
2005	6,878
2006 and after	897

$423,476

At June 30, 2002, December 31, 2001 and December 31, 2000, the Bank had approximately $26,000,000, $28,000,000 and $27,000,000, respectively, in deposits from related parties, including directors, stockholders, and their related affiliates.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

At June 30, 2002, December 31, 2001 and December 31, 2000, interest bearing time deposits of $100,000 or more were approximately $320,945,000, $226,095,000 and $116,337,000, respectively.

7.    Borrowing Arrangements

Borrowings at June 30, 2002 include $87.7 million of securities sold under repurchase agreements bearing interest of 3.78%, $2.4 million of customer repurchase agreements, and $12.0 million of Treasury, Tax and Loan notes. Securities sold under repurchase are with two significant counterparties which are Salomon Smith Barney at $62.8 million and Morgan Stanley Dean Witter at $24.9 million. The weighted average maturities of the Salomon and Morgan repurchase agreements were 28 months and 26 months, respectively. Other borrowings also include $356,000 of FHLB term advances bearing interest at 5.28%. There were no FHLB overnight advances outstanding at June 30, 2002. In accordance with policies of the FHLB, the Bank can pledge securities and certain loans as collateral for FHLB overnight advances. There were no securities pledged for FHLB overnight advances at June 30, 2002. Based on the loans that could be pledged and securities that were not already pledged for other purposes, the Bank had an additional $284.0 million of FHLB borrowings available at June 30, 2002. There were $103.0 million of securities pledged for customer repurchase agreements and securities sold under repurchase agreements and $20.5 million pledged for Treasury, Tax and Loan notes.

The Bank had $52.1 million of downstream federal funds purchased outstanding with a rate of 2.075% at June 30, 2002. The Bank had unused upstream federal fund lines available from commercial banks at June 30, 2002 of approximately $45.0 million. Generally, these federal fund borrowings are overnight, and do not exceed seven days.

Borrowings at December 31, 2001 included $69.4 million of securities sold under repurchase agreements bearing interest of 3.71%, $7.6 million of customer repurchase agreements, and $9.1 million of Treasury, Tax and Loan notes. Securities sold under repurchase are with two significant counterparties which are Salomon Smith Barney at $44.5 million and Morgan Stanley Dean Witter at $24.9 million. The weighted average maturities of the Salomon and Morgan repurchase agreements are 34 months and 32 months, respectively. Other borrowings also included $774,000 of FHLB term advances bearing interest at 5.28%. There were no FHLB overnight advances outstanding at December 31, 2001. In accordance with policies of the FHLB, the Bank can pledge securities and certain loans as collateral for FHLB overnight advances. There were no securities pledged for FHLB overnight advances at December 31, 2001. Based on the loans that could be pledged and securities that were not already pledged for other purposes, the Bank had an additional $293.0 million of FHLB borrowings available at December 31, 2001. There were $81.9 million of securities pledged for customer repurchase agreements and securities sold under repurchase agreements and $24.9 million pledged for Treasury, Tax and Loan notes.

The Bank had $76.7 million of downstream federal funds purchased outstanding with a rate of 1.85% at December 31, 2001. The Bank had unused upstream federal fund lines available from commercial banks at December 31, 2001 of approximately $37.5 million. Generally, these federal fund borrowings are overnight, and do not exceed seven days.

Borrowings at December 31, 2000 included $6.5 million in advances from the Federal Home Loan Bank (FHLB) and $550,000 of customer repurchase agreements. The FHLB advances consist of $5 million overnight and $1.5 million term advances bearing interest at 6% and 5.28%, respectively. In accordance with policies of the FHLB, the Bank had pledged $6.8 million of securities as collateral for these advances and an additional $9.9 million available for customer repurchase agreements. Based on the securities portfolio at December 31, 2000, the Bank had an additional $145.0 million of FHLB borrowings available.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Bank had $11.5 million of federal funds purchased outstanding at December 31, 2000. The Bank had unused federal fund lines available from commercial banks at December 31, 2000 of approximately $37 million. Generally, these federal fund borrowings are overnight, and do not exceed seven days.

As of June 30, 2002, our borrowings were as follows:

	Within One Year	After One But Within Three Years	After Three But Within Five Years	After Five Years	Total
	(In Thousands)
Federal funds purchased	$52,087	$—	$—	$ —	$52,087
Securities sold under repurchase agreement	—	83,215	4,500	—	87,715
Customer repurchase agreements	2,400	—	—	—	2,400
Treasury, tax and loan notes	11,971	—	—	—	11,971
FHLB borrowings	356	—	—	—	356

Total other borrowings	$66,814	$83,215	$4,500	$ —	$154,529

8.    Income Taxes

The Company is utilizing net operating loss carryforwards for the first six months of 2002, but has expensed $1,128,000 of current tax expense based on the effective rate expected for the year ended December 31, 2002.

As a net operating loss was incurred during the year ended December 31, 2000 and a net operating loss carryfoward was utilized for the year ended December 31, 2001, there was no current or deferred provision for income taxes.

The provision (benefit) for income taxes consists of the following for periods ended:

	June 30, 2002	December 31
		2001	2000
	(In Thousands)
Current:
Federal	$1,128	$—	$—
State	—	—	—

Total	$1,128	$—	$—

Deferred:
Federal	$—	$—	$—
State	—	—	—

Total	$—	$—	$—

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities are as follows:

	June 30, 2002	December 31
		2001	2000
	(In Thousands)
Deferred tax assets:
Net operating loss carryforward	$429	$2,154	$4,519
Allowance for loan losses	4,113	4,283	3,029
Organizational costs/software	228	210	138
Depreciation	135	80	—
Loan origination fees	1,020	999	1,770
Unrealized loss on securities	—	172	164
Other	144	81	636

	6,069	7,979	10,256
Deferred tax liabilities:
Loan origination costs	(622)	(691)	(665)
Depreciation	—	—	(84)
Cash to accrual	(227)	(309)	(432)
Unrealized gain on securities	(1,908)	—	—

	(2,757)	(1,000)	(1,181)

Net deferred tax asset before valuation allowance	3,312	6,979	9,075
Valuation allowance	(5,220)	(6,979)	(9,075)

Net deferred tax asset (liability)	$(1,908)	$—	$—

The reconciliation of income attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense is as follows:

	Six months ended June 30, 2002	Year ended December 31
		2001		2000		1999
Tax at U.S. statutory rate	34%	34%		34%		34%

Non-deductible items	1%	2%		(1%	)	(1%	)
Changes in valuation allowance	(10%)	(36%	)	(33%	)	(32%	)
Other, net	—	—		—		(1%	)
Total	25%	0%		0%		0%

At June 30, 2002 and December 31, 2001, the Company had federal net operating loss carryforwards of approximately $1,263,000 and $6,337,000, respectively, which will begin to expire in year 2012. A valuation

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

allowance equal to the total estimated tax benefit of this net operating loss carryforward was established at June 30, 2002, December 31, 2001 and 2000. The change in the valuation allowance for the six months ended June 30, 2002 is $1,759,000.

9.    Convertible Preferred Stock

In December 2001 and January 2002, the Company issued 753,301 and 303,841 shares, respectively, of Series A Convertible Preferred Stock at $17.50 per share. Dividends are at an annual rate of 6.0% and are payable quarterly. After giving effect to the stock dividend, each share is convertible into two shares of common stock.

Automatic conversion occurs in the event of (a) a change of control; or (b) the sale of all or substantially all of the assets of the Company; or (c) immediately prior to the closing of an underwritten public offering of shares of the common stock of the Company at a price of $17.50 per share or greater (pre-split); or (d) if Texas Capital’s common stock is listed for trading on the New York Stock Exchange or the Nasdaq National Market and thereafter the average closing price of such common stock for any consecutive 30 day period is at or above $17.50 per share (pre-split); or (e) if there is a change in the Federal Reserve capital adequacy guidelines that results in the preferred stock not qualifying as Tier I capital. Mandatory conversion is upon the fifth anniversary date of the issuance date.

The voting rights are identical to the common stock with each share of preferred stock having one vote.

Additional paid-in capital at December 31, 2001 is net of $26,000 of dividends payable attributable to the period between issuance and December 31. The amount was paid with the first quarter 2002 dividend in May 2002. Additional paid-in capital at June 30, 2002 is net of $563,000 of dividends paid. This includes the $26,000 from December 2001 and the first and second quarter dividends.

In the event of any liquidation of the Company, the preferred holders would receive out of the assets of the Company available for distribution an amount equal to $17.50 per share plus any accrued and unpaid dividends before any distribution was made to the holders of any class of stock ranking junior to the preferred stock.

10.    Employee Benefits

The Company has a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Internal Revenue Code (the 401(k) Plan). The 401(k) Plan permits the employees of the Company to defer a portion of their compensation. Matching contributions may be made in amounts and at times determined by the Company. The Company made no such contributions for the six month period ended June 30, 2002 or for the years ended December 31, 2001, 2000 and 1999. Amounts contributed by the Company for a participant will vest over six years and will be held in trust until distributed pursuant to the terms of the 401(k) Plan. Employees of the Company are eligible to participate in the 401(k) Plan when they meet certain requirements concerning minimum age and period of credited service. All contributions to the 401(k) Plan are invested in accordance with participant elections among certain investment options.

During 2000, the Company implemented an Employee Stock Purchase Plan (ESPP). Employees are eligible for the plan when they have met certain requirements concerning period of credited service and minimum hours worked. Eligible employees may contribute a minimum of 1% to a maximum of 10% of eligible compensation up to the section 423 of the Internal Revenue Code limit of $25,000. The Company has allocated 160,000 shares to the plan. As of June 30, 2002, December 31, 2001 and December 31, 2000, 59,782, 46,124 and 20,714 shares, respectively, had been purchased on behalf of the employees.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company has a stock option plan. The number of options awarded and the employees to receive the options are determined by the Board of Directors, or its designated committee. Options awarded under this plan are subject to vesting requirements. Generally, one fifth of the options awarded vest annually and expire 10 years after date of grant. Total options available under the plan at June 30, 2002 and December 31, 2001, 2000 and 1999, were 2,357,742, 1,913,846, 1,897,930 and 1,523,698, respectively. During 2002 and 2001, respectively, 509,000 and 194,600 options were awarded at an exercise price of $7.25.

The Company follows SFAS No. 123, Accounting for Stock Based Compensation. The statement allows the continued use of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations. Under APB 25, no compensation expense is recognized at the date of grant for the options where the exercise price of the stock options equals the market price of the underlying stock on the date of grant. Compensation expense of $24,000 was recorded in 2001, 2000 and 1999 for the options that were granted at $5.55 with a three-year vesting period. The Company’s election to continue the use of APB 25 requires pro forma disclosures of net income as if the fair value based method of accounting had been applied.

The fair value of these options was estimated at the date of grant using a Black-Scholes value option pricing model with the following weighted average assumptions used for 2002, 2001, 2000 and 1999, respectively: a risk free interest rate of 4.52%, 4.85%, 6.50% and 5.06%, a dividend yield of 0%, a volatility factor of .001, .001, .055 and .001, and an estimated life of five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Had compensation costs for all grants of stock options during 2002, 2001, 2000 and 1999 been determined based upon the fair value of vested options at the date of grant, reported net income (loss) for 2002, 2001, 2000 and 1999 would have been adjusted to the pro forma amount shown below. As presented below, the pro forma impact on future periods can be expected to be greater, as each successive grant is valued and amortized:

	Six months ended June 30, 2002	Year ended December 31
		2001	2000	1999
	(In Thousands except Share Data)
Net income (loss):
As reported	$3,377	$5,844	$(16,497)	$(9,298)
Pro forma	3,020	5,196	(16,930)	(9,641)
Basic income (loss) per share:
As reported	$ .15	$.31	$(.95)	$(.61)
Pro forma	.13	.27	(.97)	(.64)
Diluted income (loss) per share:
As reported	$ .15	$.30	$(.95)	$(.61)
Pro forma	.13	.27	(.97)	(.64)

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A summary of the Company’s stock option activity and related information for 2002, 2001, 2000 and 1999 is as follows:

	June 30, 2002		December 31, 2001		December 31, 2000		December 31, 1999
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding at beginning of period	1,502,648	$6.44	1,367,360	$6.33	1,144,640	$6.19	—	$—
Options granted	509,000	7.25	194,600	7.25	282,020	6.88	1,144,640	6.19
Options exercised	(2,000)	7.25	—	—	(6,000)	6.25	—	—
Options forfeited	(35,900)	6.36	(59,312)	6.40	(53,300)	6.25	—	—

Options outstanding at end of period	1,973,748	$6.66	1,502,648	$6.44	1,367,360	$6.33	1,144,640	$6.19

Options vested at end of period	886,740	$6.27	698,884	$6.29	361,608	$6.12	127,036	$6.07
Weighted average fair value of options granted during 2002, 2001 and 2000 in which the option exercise price ($7.25 and $6.25) equaled the market price:	$1.44		$1.53		$1.85		$1.35
Weighted average fair value of options granted during 1999 in which the option exercise price ($5.55) was less than market price	—		—		—		2.01
Weighted average remaining contractual life of options currently outstanding in years:	7.72		7.53		8.31		9.08

In 1999, the Company entered into a deferred compensation agreement with one of its executive officers. The agreement allows the employee to elect to defer up to 100% of his compensation on an annual basis. All deferred compensation is invested in the Company’s common stock held in a rabbi trust. The stock is held in the name of the trustee, and the principal and earnings of the trust are held separate and apart from other funds of the Company, and are used exclusively for the uses and purposes of the deferred compensation agreement. The accounts of the trust have been consolidated with the accounts of the Company.

11.    Financial Instruments with Off-Balance Sheet Risk

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit which involve varying degrees of credit risk in excess of the amount recognized in the consolidated balance sheets. The Bank’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the borrower.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s credit-worthiness on a case-by-case basis.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

	June 30 2002	December 31
		2001	2000
	(In Thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$298,526	$319,072	$331,920
Standby letters of credit	26,294	25,476	22,637

12.    Regulatory Restrictions

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Financial institutions are categorized as well capitalized or adequately capitalized, based on minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the tables below. As shown below, the Bank’s capital ratios exceed the regulatory definition of adequately capitalized as of June 30, 2002, December 31, 2001 and 2000, respectively. As of June 30, 2001, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events since the notification that management believes have changed the Bank’s category. Based upon the information in its most recently filed call report, the Bank continues to meet the capital ratios necessary to be well capitalized under the regulatory framework for prompt corrective action.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In Thousands except Percentage Data)
As of June 30, 2002:

Total capital (to risk-weighted assets):
Company	$125,605	11.99%	$83,831	8.00%	N/A	N/A
Bank	117,790	11.25%	83,790	8.00%	$104,738	10.00%

Tier 1 capital (to risk-weighted assets):
Company	$113,508	10.83%	$41,916	4.00%	N/A	N/A
Bank	105,693	10.09%	41,895	4.00%	$62,843	6.00%

Tier 1 capital (to average assets):
Company	$113,508	9.27%	$48,965	4.00%	N/A	N/A
Bank	105,693	8.63%	48,973	4.00%	$61,216	5.00%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In Thousands except Percentage Data)
As of December 31, 2001:

Total capital (to risk-weighted assets):
Company	$117,921	11.73%	$80,431	8.00%	N/A	N/A
Bank	114,551	11.39%	80,430	8.00%	$100,538	10.00%

Tier 1 capital (to risk-weighted assets):
Company	$105,353	10.48%	$40,216	4.00%	N/A	N/A
Bank	101,983	10.14%	40,215	4.00%	$60,323	6.00%

Tier 1 capital (to average assets):
Company	$105,353	9.46%	$44,545	4.00%	N/A	N/A
Bank	101,983	9.16%	44,544	4.00%	$55,681	5.00%

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In Thousands except Percentage Data)
As of December 31, 2000:

Total capital (to risk-weighted assets):
Company	$93,968	10.98%	$68,448	8.00%	N/A	N/A
Bank	82,925	9.69%	68,446	8.00%	$85,558	10.00%

Tier 1 capital (to risk-weighted assets):
Company	$85,058	9.94%	$34,224	4.00%	N/A	N/A
Bank	74,015	8.65%	34,223	4.00%	$51,335	6.00%

Tier 1 capital (to average assets):
Company	$85,058	9.62%	$35,367	4.00%	N/A	N/A
Bank	74,015	8.37%	35,366	4.00%	$44,208	5.00%

Dividends that may be paid by subsidiary banks are routinely restricted by various regulatory authorities. The amount that can be paid in any calendar year without prior approval of the Bank’s regulatory agencies cannot exceed the lesser of net profits (as defined) for that year plus the net profits for the preceding two calendar years, or retained earnings. No dividends were declared or paid during 2002, 2001 or 2000.

The required balance at the Federal Reserve at June 30, 2002 and December 31, 2001 was approximately $14,293,000 and $11,323,000, respectively.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    Earnings Per Share

The following table presents the computation of basic and diluted earnings per share (in thousands except share data):

	Six months ended June 30		Year ended December 31
	2002	2001	2001	2000	1999
		(Unaudited)
Numerator:
Net income (loss)	$3,377	$1,703	$5,844	$(16,497)	$(9,298)
Preferred stock dividends	(537)	—	(26)	—	—

Numerator for basic earnings (loss) per share-income (loss) available to common stockholders	2,840	1,703	5,818	(16,497)	(9,298)
Effect of dilutive securities:
Preferred stock dividends(2)	—	—	26	—	—

Numerator for dilutive earnings (loss) per share-income (loss) available to common stockholders after assumed conversion	$2,840	$1,703	$5,844	$(16,497)	$(9,298)

Denominator:
Denominator for basic earnings per share-weighted average shares	19,135,782	18,909,656	18,957,652	17,436,628	15,132,496
Effect of dilutive securities:
Employee stock options(1)	203,124	172,198	170,020	—	—
Convertible preferred stock(2)	—	—	49,532	—	—

Dilutive potential common shares	203,124	172,198	219,552	—	—

Denominator for dilutive earnings per share-adjusted weighted average shares and assumed conversions	19,338,906	19,081,854	19,177,204	17,436,628	15,132,496

Basic earnings (loss) per share	$.15	$.09	$.31	$(.95)	$(.61)

Diluted earnings (loss) per share	$.15	$.09	$.30	$(.95)	$(.61)

(1)	Excludes employee stock options with exercise price equal to or greater than the average market price for the period of $7.25.
(2)	Effects of convertible preferred stock are anti-dilutive in 2002 and are not included.

14.    Fair Values of Financial Instruments

Generally accepted accounting principles require disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practical to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. This disclosure does not and is not intended to represent the fair value of the Company.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A summary of the carrying amounts and estimated fair values of financial instruments is as follows (in thousands):

	June 30, 2002		December 31, 2001		December 31, 2000
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$46,359	$46,359	$56,620	$56,620	$60,291	$60,291
Securities, available-for-sale	270,085	270,085	206,365	206,365	184,952	184,952
Securities, held-to-maturity	—	—	—	—	28,366	28,539
Loans, net	928,365	930,687	885,671	891,775	616,951	619,128
Deposits	980,297	981,528	886,077	887,436	794,857	795,314
Federal funds purchased	52,087	52,087	76,699	76,699	11,525	11,525
Other borrowings	102,442	103,501	86,899	86,906	7,061	7,048

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents approximate their fair value.

Securities

The fair value of investment securities is based on prices obtained from independent pricing services which are based on quoted market prices for the same or similar securities.

Loans

For variable-rate loans that reprice frequently with no significant change in credit risk, fair values are generally based on carrying values. The fair value for other loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximated its fair value. The carrying amount of loans held for sale approximates fair value.

Deposits

The carrying amounts for variable-rate money market accounts approximate their fair value. Fixed-term certificates of deposit fair values are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

Federal funds purchased and other borrowings

The carrying value reported in the consolidated balance sheet for federal funds purchased and short-term borrowings approximates their fair value. The fair value of term borrowings is estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar borrowings.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Off-balance sheet instruments

Fair values for the Company’s off-balance sheet instruments which consist of lending commitments and standby letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. Management believes that the fair value of these off-balance sheet instruments is not significant.

15.    Commitments and Contingencies

The Company leases various premises under operating leases with various expiration dates. Rent expense incurred under operating leases amounted to approximately $1,393,000, $2,443,000, $2,064,000, and $861,000 for the six months ended June 30, 2002 and the years ended December 31, 2001, 2000, and 1999, respectively.

Minimum future lease payments under operating leases are as follows:

Minimum Payments
(In Thousands)
Six months ended June 30,
2002	$ 1,294
Year ending December 31,
2003	2,388
2004	2,160
2005	2,156
2006	2,113
2007 and thereafter	7,484

$17,595

16.    Contingent Liabilities

In March 2000, the Company entered into an agreement to provide merchant card processing for a customer. In December 2000, the customer ceased operations and filed for bankruptcy protection. At the time the customer filed for bankruptcy protection, there were approximately $2.0 million in advanced credit card ticket sales. The Company was unable to determine its exact liability at December 31, 2000. However, at December 31, 2000, based upon all available information, the Company determined that $1.8 million was the most probable loss within the range and recognized a $1.8 million liability. The exact liability was not known until all of the chargebacks had been received and processed and all potential third party recoveries had been received by the Company which was completed during the fourth quarter of 2001. Total losses were $1.5 million. As a result of the losses being less than the original amount accrued, approximately $300,000 of the accrual was reversed during 2001.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.    Parent Company Only

Summarized financial information for Texas Capital Bancshares, Inc.—Parent Company Only follows:

Balance Sheets

	June 30 2002	December 31
		2001	2000
	(In Thousands)
Assets
Cash and cash equivalents	$7,372	$3,597	$11,259
Investment in subsidiary	110,228	102,989	75,154
Other assets	620	16	17

Total assets	$118,220	$106,602	$86,430

Liabilities and Stockholders’ Equity
Other liabilities	$177	$243	$233

Total liabilities	177	243	233

Preferred stock	11	8	—
Common stock	191	191	191
Additional paid-in capital	132,195	127,378	113,876
Accumulated deficit	(17,313)	(20,690)	(26,534)
Treasury stock	(77)	(21)	(854)
Accumulated other comprehensive loss	3,036	(507)	(482)

Total stockholders’ equity	118,043	106,359	86,197

Total liabilities and stockholders’ equity	$118,220	$106,602	$86,430

Statements of Earnings

	Six Months Ended June 30 2002	Year ended December 31
		2001	2000	1999
	(In Thousands)
Interest income	$—	$—	$78	$16

Salaries and employee benefits	137	512	699	764
Legal and professional	222	336	984	388
Other non-interest expense	64	168	495	38

Total expense	423	1,016	2,178	1,190

Loss before income taxes and equity in undistributed income (loss) of subsidiary	(423)	(1,016)	(2,100)	(1,174)
Income tax expense (benefit)	(104)	—	—	—

Loss before equity in undistributed income (loss) of subsidiary	(319)	(1,016)	(2,100)	(1,174)
Equity in undistributed income (loss) of subsidiary	3,696	6,860	(14,397)	(8,124)

Net income (loss)	$3,377	$5,844	$(16,497)	$(9,298)

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Statements of Cash Flows

	Six Months Ended June 30 2002	Year ended December 31
		2001	2000	1999
	(In Thousands)
Operating Activities
Net income (loss)	$3,377	$5,844	$(16,497)	$(9,298)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in undistributed (income) loss of subsidiary	(3,696)	(6,860)	14,397	8,124
(Increase) decrease in other assets	(104)	1	1	212
(Decrease) increase in other liabilities	(40)	(16)	90	123

Net cash used in operating activities	(463)	(1,031)	(2,009)	(839)

Investing Activity
Investment in subsidiary	—	(21,000)	(15,000)	(11,000)
Investment in non-marketable equity securities	(500)	—	—	—

Net cash used in investing activity	(500)	(21,000)	(15,000)	(11,000)

Financing Activities
Sale of preferred stock	5,250	13,183	—	—
Preferred stock dividends	(563)	—	—	—
Sale of common stock	104	159	27,073	13,065
(Purchase) sale of treasury stock, net	(53)	1,027	(7)	(847)

Net cash provided by financing activities	4,738	14,369	27,066	12,218

Net (decrease) increase in cash and cash equivalents	3,775	(7,662)	10,057	379
Cash and cash equivalents at beginning of period	3,597	11,259	1,202	823

Cash and cash equivalents at end of period	$7,372	$3,597	$11,259	$1,202

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.    Reportable Segments

The Company operates two principal lines of business under Texas Capital Bank: the traditional bank and BankDirect, an Internet only bank. BankDirect has been a net provider of funds and the traditional bank has been a net user of funds. In order to provide a consistent measure of the net interest margin for BankDirect, the Company uses a multiple pool funds transfer rate to calculate credit for funds provided. This method takes into consideration the current market conditions during the reporting period.

TRADITIONAL BANKING	Six months ended June 30,		Year ended December 31
	2002	2001	2001	2000	1999
		(Unaudited)
	(In thousands)
Net interest income	$18,798	$15,944	$34,344	$20,860	$8,132
Provision for loan losses	1,979	2,122	5,762	6,135	2,687
Non-interest income	3,583	2,512	5,671	1,927	356
Non-interest expense	15,068	12,576	25,431	24,288	12,149

Income (loss) before taxes	$5,334	$3,758	$8,822	$(7,636)	$(6,348)

Average assets	$1,210,787	$938,770	$1,016,301	$682,497	$196,825
Total assets	1,260,258	1,016,685	1,164,763	908,412	357,072
Return on average assets	0.89%	0.81%	0.87%	(1.12)%	(3.22)%

BANKDIRECT	Six months ended June 30,		Year ended December 31
	2002	2001	2001	2000	1999
		(Unaudited)
	(In thousands)
Net interest income	$810	$86	$711	$1,901	$100
Non-interest income	73	203	312	30	2
Non-interest expense	1,289	1,795	2,985	8,692	1,878

Net loss	$(406)	$(1,506)	$(1,962)	$(6,761)	$(1,776)

Reportable segments reconciliation to the consolidated financial statements for the six month periods ended June 30, 2002 and 2001 (unaudited) and for the years ended December 31, 2001, 2000 and 1999 are as follows (in thousands):

	Six months ended June 30, 2002
	Net Interest Income	Provision for Loan Losses	Non- interest Income	Non- interest Expense
Total reportable lines of business	$19,608	$1,979	$3,656	$16,357
Unallocated items:
Holding company	—	—	—	423

Texas Capital Bancshares (consolidated)	$19,608	$1,979	$3,656	$16,780

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Six months ended June 30, 2002 (Unaudited)
	Net Interest Income	Provision for Loan Losses	Non- interest Income	Non- interest Expense
Total reportable lines of business	$16,030	$2,122	$2,715	$14,371
Unallocated items:
Holding company	—	—	—	549

Texas Capital Bancshares (consolidated)	$16,030	$2,122	$2,715	$14,920

	Year ended December 31, 2001
	Net Interest Income	Provision for Loan Losses	Non- interest Income	Non- interest Expense
Total reportable lines of business	$35,055	$5,762	$5,983	$28,416
Unallocated items:
Holding company	—	—	—	1,016

Texas Capital Bancshares (consolidated)	$35,055	$5,762	$5,983	$29,432

	Year ended December 31, 2000
	Net Interest Income	Provision for Loan Losses	Non- interest Income	Non- interest Expense
Total reportable lines of business	$22,761	$6,135	$1,957	$32,980
Unallocated items:
Holding company	78	—	—	2,178

Texas Capital Bancshares (consolidated)	$22,839	$6,135	$1,957	$35,158

	Year ended December 31, 1999
	Net Interest Income	Provision for Loan Losses	Non- interest Income	Non- interest Expense
Total reportable lines of business	$8,232	$2,687	$358	$14,027
Unallocated items:
Holding company	16	—	—	1,190

Texas Capital Bancshares (consolidated)	$8,248	$2,687	$358	$15,217

19.    Related Party Transactions

Certain members of our board of directors provide legal and consulting services to the Company.

See Notes 3 and 6 for a description of loans and deposits with related parties.

6,000,000 Shares

Common Stock

PROSPECTUS
            , 2002

LEHMAN BROTHERS
U.S. BANCORP PIPER JAFFRAY
SUNTRUST ROBINSON HUMPHREY

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the issuance and distribution of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee	$7,618
NASD Filing Fee	$8,780
Nasdaq National Market listing fee	$100,000
Accounting fees and expenses	$300,000
Legal fees and expenses	$650,000
Printing and engraving expenses	$200,000
Blue Sky qualification fees and expenses	$15,000
Transfer agent and registrar fees and expenses	$10,000
Miscellaneous expenses	$95,000	(1)

Total	$1,386,398

(1)	Includes 85,000 in consulting fees.

Item 15.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that we shall, to the fullest extent permitted by Delaware General Corporation Law, indemnify all persons who we may indemnify under Delaware law and contains provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law.

Our certificate of incorporation and bylaws provide that:

•	we are required to indemnify our directors and officers, subject to very limited exceptions;

•	we may indemnify other employees and agents, subject to very limited exceptions;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding, subject to very limited exceptions; and

•	we may advance expenses, as incurred, to our employees and agents in connection with a legal proceeding.

We have obtained an insurance policy providing for indemnification of officers and directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and conditions.

The indemnification provisions in our certificate of incorporation and bylaws may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act.

We have entered into indemnification agreements with each of our directors and officers, which may be broader than the specific indemnification provisions contained in our certificate of incorporation, bylaws or under Delaware law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers. These indemnification agreements also may require us to advance any expenses incurred by our directors or officers as a result of any proceeding against them as to which they could be indemnified. As of the date of this filing, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in certain circumstances.

Reference is also made to the form of Underwriting Agreement, filed as an exhibit to this Registration Statement, which provides for the indemnification of our officers, directors and controlling persons against certain liabilities.

Item 16.    Exhibits and Financial Statement Schedules.

(a)  The following exhibits are filed herewith:

Number	Exhibit Title
1.1***	Form of Underwriting Agreement
3.1*	Certificate of Amendment of Certificate of Incorporation dated June 18, 2002
3.2*	Amended and Restated Bylaws
3.3**	Certificate of Amendment of Certificate of Incorporation dated September 16, 2002
4.1***	Form of Common Stock Certificate
5.1***	Opinion of Patton Boggs LLP
10.1**	Form of Executive Employment Agreement
10.5*	Form of Director Indemnity Agreement
23.1**	Consent of Ernst & Young LLP
23.2***	Consent of Patton Boggs LLP (incorporated in Exhibit 5.1)
24*	Power of Attorney

*	Previously filed
**	Filed herewith
***	To be filed by amendment

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

(a)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on September 16, 2002.

TEXAS CAPITAL BANCSHARES, INC.

By:	/s/ JOSEPH M. GRANT
Joseph M. Grant
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOSEPH M. GRANT Joseph M. Grant	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)	September 16, 2002

/S/ RALEIGH HORTENSTINE III Raleigh Hortenstine III	President and Director	September 16, 2002

* George F. Jones, Jr.	President and Chief Executive Officer of Texas Capital Bank, N.A. and Director	September 16, 2002

* Gregory B. Hultgren	Executive Vice President and Chief Financial Officer (principal accounting officer)	September 16, 2002

* Leo Corrigan III	Director	September 16, 2002

* James R. Erwin	Director	September 16, 2002

* Frederick B. Hegi, Jr.	Director	September 16, 2002

* James R. Holland, Jr.	Director	September 16, 2002

David Lawson	Director

* Larry A. Makel	Director	September 16, 2002

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Signature	Title	Date

* Walter W. McAllister III	Director	September 16, 2002

* Lee Roy Mitchell	Director	September 16, 2002

* Steve Rosenberg	Director	September 16, 2002

John C. Snyder	Director

* Robert W. Stallings	Director	September 16, 2002

* James Cleo Thompson, Jr.	Director	September 16, 2002

* Ian J. Turpin	Director	September 16, 2002

* Charles David Wood	Director	September 16, 2002

*By:	/s/ JOSEPH M. GRANT Joseph M. Grant Attorney-in-Fact	September 16, 2002

*By:	/s/ RALEIGH HORTENSTINE III Raleigh Hortenstine III Attorney-in-Fact	September 16, 2002

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EXHIBIT INDEX

Number	Exhibit Title
1.1***	Form of Underwriting Agreement
3.1*	Certificate of Amendment of Certificate of Incorporation dated June 18, 2002
3.2*	Amended and Restated Bylaws
3.3**	Certificate of Amendment of Certificate of Incorporation dated September 16, 2002
4.1***	Form of Common Stock Certificate
5.1***	Opinion of Patton Boggs LLP
10.1**	Form of Executive Employment Agreement
10.5*	Form of Director Indemnity Agreement
23.1**	Consent of Ernst & Young LLP
23.2***	Consent of Patton Boggs LLP (incorporated in Exhibit 5.1)
24*	Power of Attorney

*	Previously filed
**	Filed herewith
***	To be filed by amendment

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